Exhibit 1

The following summarizes certain information, including financial information, that we may disclose to prospective investors. The disclosures set forth below update the information contained in our annual report on Form 20-F for the year ended December 31, 2019 (the “2019 Annual Report”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2020 and any other documents that we have filed or furnished with the SEC and should be read in conjunction therewith. Except as the context otherwise may require, references in this report to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. See note 2 to our audited consolidated financial statements included in the 2019 Annual Report for a description of our significant accounting policies including our principles of consolidation. References in this report to “$” and “Dollars” are to United States Dollars, references to “€” are to Euros, references to “£,” “Pounds Sterling” and “Pounds” are to British Pounds, and, unless otherwise indicated, references to “Ps,” “Mexican Pesos” and “Pesos” are to Mexican Pesos. References to “billion” mean one thousand million. References in this report to “CPOs” are to CEMEX, S.A.B. de C.V.’s Certificados de Participación Ordinarios and each CPO represents two Series A shares and one Series B share of CEMEX, S.A.B. de C.V. References in this report to “ADSs” are to American Depositary Shares of CEMEX, S.A.B. de C.V. and each ADS represents ten CPOs of CEMEX, S.A.B. de C.V.

We have approximated certain numbers in this report to their closest round numbers or a given number of decimal places. Due to rounding, figures shown as totals in tables may not be arithmetic aggregations of the figures preceding them.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend for these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include:

•

the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 (“COVID-19”), which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services;

•	the cyclical activity of the construction sector;

•	our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector;

•	availability of raw materials and related fluctuating prices;

•	competition in the markets in which we offer our products and services;

•

general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations;

•	the regulatory environment, including environmental, tax, antitrust, and acquisition-related rules and regulations;

•	our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations;

•	the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles;

•	the impact of our below investment grade debt rating on our cost of capital;

•	loss of reputation of our brands;

•

our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our global pricing initiatives for our products and generally meet our “A Stronger CEMEX” plan’s initiatives (as further described in this report);

•

the increasing reliance on information technology infrastructure for our sales invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks;

•	changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services;

•	weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods;

•

trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement (USMCA), if it comes into effect, and the North American Free Trade Agreement (NAFTA), while it is in effect, both of which Mexico is a party to;

•	terrorist and organized criminal activities as well as geopolitical events;

•	declarations of insolvency or bankruptcy, or becoming subject to similar proceedings;

•	natural disasters and other unforeseen events (including global health hazards such as COVID-19); and

•	the other risks and uncertainties described under “Item 3—Key Information—Risk Factors” of the 2019 Annual Report and under “Risk Factors” below.

Readers are urged to read this report and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this report is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the SEC.

Geographic Breakdown of Revenues by Reportable Segment for the Three-Month Period Ended March 31, 2020

The following chart indicates the geographic breakdown of our revenues by reportable segment, before eliminations from consolidation, for the three-month period ended March 31, 2020:

Breakdown of Revenues by Line of Business for the Three-Month Period Ended March 31, 2020

The following chart indicates the breakdown of our revenues by line of business, after eliminations resulting from consolidation, for the three-month period ended March 31, 2020:

RECENT DEVELOPMENTS

Recent Developments Relating to Our Indebtedness

Fitch Ratings downgrade

Our credit ratings have recently been downgraded by Fitch, which shall delay one of our “A Stronger CEMEX” plan’s priorities of regaining our investment grade; however, we remain committed to regaining our investment grade, which is still one of our top priorities.

Amendments to the 2017 Facilities Agreement

Mainly as a result of the adverse effects of COVID-19, which include a decrease in construction activity in most of the markets in which we offer our products and services, our operating and financial performance during the COVID-19 pandemic could be adversely affected. In order to address the financial ratios in the 2017 Facilities Agreement, on April 23, 2020, we formally requested our lenders under the 2017 Facilities Agreement to modify the financial covenants contained therein. In particular, we proposed to amend the consolidated leverage ratio and the consolidated coverage ratio limits. As a result, on May 22, 2020, we signed an amendment agreement to the 2017 Facilities Agreement (the “2020 Facilities Agreement Amendments”). The 2020 Facilities Agreement Amendments include:

(1)

changes to the consolidated leverage ratio limit, as follows: the 2020 Facilities Agreement Amendments require us to comply with a maximum consolidated leverage ratio of net debt (including Perpetual Debentures, guarantees and capitalized leases under IFRS 16, excluding convertible/exchangeable obligations, the principal amount of subordinated optional convertible securities and plus or minus the fair value of derivative financial instruments, among others) to Operating EBITDA, plus other adjustments for the following periods, measured quarterly, not to exceed (i) 6.75:1 for the 12-month period ending on June 30, 2020; (ii) 7.00:1 for each 12-month period ending on September 30, 2020 through March 31, 2021; (iii) 6.00:1 for the 12-month period ending on June 30, 2021; (iv) 5.75:1 for each 12-month period ending on September 30, 2021 through March 31, 2022; (v) 5.25:1 for each 12- month period ending June 30, 2022 through September 30, 2022; (vi) 4.75:1 for each 12-month period ending December 31, 2022 through March 31, 2023; and (vii) 4.50:1 for the 12-month period ending June 30, 2023 and on each subsequent quarterly date;

(2)

changes to the consolidated coverage ratio limit, as follows: the 2017 Facilities Agreement, as amended by the 2020 Facilities Agreement Amendments, requires us to comply with a minimum consolidated coverage ratio of Operating EBITDA to interest expense (including interest accrued on Perpetual Debentures), for the following periods, measured quarterly, of not less than (i) 1.75:1 for each 12-month period ending on June 30, 2020 through March 31, 2021; (ii) 2.25:1 for each 12-month period ending on June 30, 2021 through September 30, 2021; (iii) 2.50:1 for each 12-month period ending on December 31, 2021 through September 30, 2022; and (iv) 2.75:1 for the 12-month period ending on December 31, 2022 and on each subsequent quarterly date; and

(3)

changes to the applicable margin over LIBOR, or EURIBOR in relation to any euro loan, depending on the consolidated leverage ratio of CEMEX, to accommodate for the increased leverage limits, as follows: if the consolidated leverage ratio is (i) greater than or equal to 6.00:1, the applicable margin (per cent. per annum) shall be 4.750; (ii) less than 6.00:1 but greater than or equal to 5.50:1, the applicable margin (per cent. per annum) shall be 4.250; (iii) less than 5.50:1 but greater than or equal to 5.00:1, the applicable margin (per cent. per annum) shall be 3.750; (iv) less than 5.00:1 but greater than or equal to 4.50:1, the applicable margin (per cent. per annum) shall be 3.000; (v) less than 4.50:1 but greater than or equal to 4.00:1, the applicable margin (per cent. per annum) shall be 2.500; (vi) less than 4.00:1 but greater than or equal to 3.50:1, the applicable margin (per cent. per annum) shall be 2.125; (vii) less than 3.50:1 but greater than or equal to 3.00:1, the applicable margin (per cent. per annum) shall be 1.750; (viii) less than 3.00:1 but greater than or equal to 2.50:1, the applicable margin (per cent. per annum) shall be 1.500; and (ix) less than 2.50:1, the applicable margin (per cent. per annum) shall be 1.250.

In addition, pursuant to the 2020 Facilities Agreement Amendments, we agreed to (i) limit the amount of capital expenditures and acquisitions to $1.2 billion and $250 million per year (except that CEMEX Holdings Philippines, Inc. (“CHP”) and CEMEX Latam Holdings, S.A. (“CLH”) may exceed the limits in certain situations), respectively, and also included limitations on the reinvestment of certain proceeds, including those from asset sales and free cash flow. These limitations will expire after reporting two consecutive quarters with a consolidated leverage ratio of 5.25:1 or below, at which time the limitations in place prior to effecting the 2020 Facilities Agreement Amendments would apply again; (ii) limit to $150 million the amount of loans allowed to be made to third parties. This limitation will expire after reporting two consecutive quarters with a consolidated leverage ratio of 5.25:1 or below, at which time the limitation of $250 million in place prior to effecting the 2020 Facilities Agreement Amendments would apply again; and (iii) prohibit share buybacks when the previously reported consolidated leverage ratio is above 4.50:1.

In addition to consenting to the 2020 Facilities Agreement Amendments, lenders under the 2017 Facilities Agreement consented to effect certain technical amendments to the transaction security documents (as defined in the 2017 Facilities Agreement) in order to facilitate and recognize the implementation of potential corporate reorganizations in Europe, which are permitted under the 2017 Facilities Agreement, and which lenders thereunder had already been informed of in relation to the 2019 Facilities Agreement Amendments. In particular, such reorganizations in Europe would consist of a potential merger of New Sunward Holding B.V. into CEMEX España, S.A. (“CEMEX España”), with CEMEX España being the surviving entity. As of the date of this report, we expect this merger to be completed prior to December 31, 2020.

Recent Developments Relating to Effects of COVID-19 on Our Business and Operations

The wide spread of COVID-19 has adversely affected and may continue to adversely affect our business continuity in some of the markets in which we operate and in which we offer our products and services. Many of our operations have been and may continue to be adversely affected by (i) government decisions that seek to stop the spread of COVID-19 and entail social distancing guidelines and other health and safety measures, which at times suspend non-essential activities or have the effect of lowering activity at our operating facilities, leading to lower production; and (ii) depressed demand for our products and services. As of the date of this report, several of our cement and ready-mix concrete operating facilities in different parts of the world have resumed operations or are expected to resume operations in the short term. As of the date of this report:

●

in accordance with publications issued on May 14, 2020 in the Official Mexican Gazette (Diario Oficial de la Federación) regarding the reopening of social, educational and economic activities, companies dedicated to construction and mining industry activities may be able to fully resume operations on or around June 1, 2020 as long they comply with the applicable health and safety protocols and guidelines established by the government, as these will be considered essential activities during the current COVID-19 health emergency in Mexico;

●

on May 14, 2020, CEMEX informed that its operations in Trinidad and Tobago and Barbados received the approval of the governments of Trinidad and Tobago, and Barbados, respectively, to resume all operations in those countries;

●

on May 20, 2020, in accordance with the Philippine government and resolutions by the Inter-Agency Task Force on Emerging Infectious Diseases, and after taking measures designed to fully comply with regulations set by the Department of Labor and Employment and the Department of Trade and Industry, we resumed our operations at our Solid Cement Plant located in Antipolo City; and

●	in Panama, we expect to resume operations on June 8, 2020, as long as the government of Panama does not delay the date.

Furthermore, to strengthen our liquidity position, as of May 20, 2020, we had drawn down $386 million in uncommitted short-term credit facilities. Additionally, as of the date of this report, our operations in certain countries where we operate have received tax deferrals, employee payroll and other relief benefits under, and as a result of, government support programs to mitigate the impact of COVID-19, for a total aggregate amount that is not material, and have also benefited from being to defer certain interest payments in certain operations, also for amounts that are not material.

CEMEX will continue operating within applicable health and safety guidelines and applying strict hygiene and social distancing protocols across its operations and throughout its value chain, which are designed to considerably reduce the risk of spreading COVID-19 and maintain our operational resilience.

Recent Developments Relating to CEMEX, S.A.B. de C.V.’s Senior Management

Effective on May, 21, 2020, (i) Jose Antonio Gonzalez Flores, then Executive Vice President of Finance and Administration, was appointed Executive Vice President of Strategic Planning and Business Development; (ii) Maher Al-Haffar, then Executive Vice President of Investor Relations, Corporate Communications and Public Affairs, was appointed Executive Vice President of Finance and Administration and will continue to oversee Investor Relations activities; (ii) Mauricio Doehner Cobián, then Executive Vice President of Corporate Affairs and Enterprise Risk Management, was appointed Executive Vice President of Corporate Communications, Public Affairs and Enterprise Risk Management; (iv) Juan Romero Torres, Executive Vice President of Sustainability, Commercial and Operations Development, was also appointed in charge of Digital Marketing; (v) Luis Hernandez Echávez, Executive Vice President of Digital and Organizational Development, was also appointed in charge of CEMEX Ventures; and, on that same date, CEMEX, S.A.B. de C.V. announced that (vi) Juan Pablo San Agustin Rubio, then Executive Vice President of Strategic Planning and Business Development, will leave CEMEX.

Recent Developments Relating to Our Business and Operations

On May 13, 2020, we announced a proposal to mothball our South Ferriby cement plant located in the United Kingdom during the third quarter of 2020. This proposal comes after an analysis of our European cement supply chain and as part of our ongoing business strategy to strengthen our portfolio. We expect the proposal to mothball our South Ferriby cement plant will allow us to optimize our available network across the region. In addition, we expect that our strategic growth in the United Kingdom will be focused on those markets that offer long-term profitability, such as the larger metropolitan markets where demand and profitability should be strongest.

Recent Developments Relating to Our Regulatory Matters and Legal Proceedings

Investigations related to ongoing matters in Colombia and certain other countries

In December 2016, CEMEX, S.A.B. de C.V. received subpoenas from the SEC seeking information to determine whether there have been any violations of the U.S. Foreign Corrupt Practices Act stemming from the Maceo Project (as defined in the 2019 Annual Report). These subpoenas do not mean that the SEC has concluded that CEMEX, S.A.B. de C.V. or any of its affiliates violated the law. As discussed under “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Maceo, Colombia—Legal Proceedings in Colombia” of the 2019 Annual Report, internal audits and investigations by CEMEX, S.A.B. de C.V. and CLH had raised questions about payments relating to the Maceo Project. The payments made to the Representative (as defined in the 2019 Annual Report) in connection with the Maceo Project did not adhere to CEMEX, S.A.B. de C.V.’s and CLH’s internal controls. As announced on September 23, 2016, the CLH and CEMEX Colombia S.A. officers responsible for the implementation and execution of the above referenced payments were terminated and the then Chief Executive Officer of CLH resigned. CEMEX, S.A.B. de C.V. has been cooperating with the SEC and the Colombian Attorney General’s Office and intends to continue cooperating fully with the SEC and the Colombian Attorney General’s Office. We previously disclosed that it was possible that the United States Department of Justice (the “DOJ”) and other investigatory entities in other jurisdictions could also open investigations into this matter. In this regard, aside from ongoing investigations in Colombia, on March 12, 2018, the DOJ issued a grand jury subpoena to CEMEX, S.A.B. de C.V. relating to its operations in Colombia and other jurisdictions. CEMEX, S.A.B. de C.V. has cooperated and intends to continue to cooperate fully with the SEC, the DOJ and any other investigatory entity. As of the date of this report, CEMEX, S.A.B. de C.V. is unable to predict the duration, scope, or outcome of either the SEC investigation or the DOJ investigation, the investigations in Colombia, or any other investigation that may arise, or, because of the current status of the SEC and DOJ investigations, the potential sanctions which could be borne by CEMEX, S.A.B. de C.V., or if such sanctions, if any, would have a material adverse impact on CEMEX, S.A.B. de C.V.’s consolidated results of operations, liquidity or financial position.

Other Recent Developments

On April 29, 2020, the Mexican Center for Energy Control (Centro Nacional de Control de Energía) (the independent system operator) issued a resolution providing for the implementation of several restrictive measures on output in privately-owned wind and photovoltaic plants to guarantee the efficiency, quality, reliability, continuity and security of the Mexican electrical system during the period of reduced power demand caused by the COVID-19 pandemic (the “NES Resolution”). Additionally, on May 15, 2020, the Mexican Ministry of Energy (Secretaría de Energía) published in the Official Mexican Gazette (Diario Oficial de la Federación) a substantial revision to the Policy for the Reliability, Safety, Continuity and Quality of the Mexican Electrical System (the “SENER Policy,” and together with the NES Resolution, the “Energy Publications”). The Energy Publications entail significant deviations from the current Mexican Electricity Market Rules (Bases y Reglas del Mercado Eléctrico), among other laws and regulations in Mexico. As of the date of this report, different appeal processes, including constitutional challenges, have been presented against the Energy Publications, in particular challenging their legality. As of the date of this report, we cannot anticipate the impact that the Energy Publications could have on our business, operations and contractual obligations in Mexico. However, if such publications were to limit the dispatch of renewable energy generators or impose new costs or charges to the renewable electric energy industry, and/or cause new regulatory burdens for participants in Mexico’s Wholesale Electricity Market (Mercado Eléctrico Mayorista), we could have an adverse effect on our business, operations and contractual obligations in Mexico.

The SENER Policy imposes additional restrictions and conditions on the issuance and modification of generation permits for solar and wind facilities. Additionally, the SENER Policy expressly prioritizes reliability over economic efficiency in the dispatch of the electric grid, potentially affecting the production of solar and wind generation; transfers the value of the capacity recognized to the solar and wind plants to the load-serving entities; and mandates the creation of new ancillary services and infrastructure improvements, the costs of which are to be borne by wind and solar generators.

RISK FACTORS

We are subject to various risks mainly resulting from changing economic, environmental, political, industry, business, regulatory, financial and climate conditions, as well as risks related to ongoing legal proceedings and investigations. The following risk factors, as well as the risk factors described under “Item 3—Key Information—Risk Factors” of the 2019 Annual Report, are not the only risks we face, and any of the risk factors described below and in the 2019 Annual Report could significantly and adversely affect our business, liquidity, results of operations or financial condition, as well as, in certain instances, our reputation.

The 2017 Facilities Agreement, as amended by the 2020 Facilities Agreement Amendments, contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on our business and financial conditions

The 2017 Facilities Agreement, as amended by the 2020 Facilities Agreement Amendments, requires us to comply with several financial ratios and tests, including (i) a minimum consolidated coverage ratio of Operating EBITDA to interest expense (including interest accrued on Perpetual Debentures) and (ii) a maximum consolidated leverage ratio of net debt (including Perpetual Debentures, guarantees and capitalized leases under IFRS 16, excluding convertible/exchangeable obligations, the principal amount of subordinated optional convertible securities and plus or minus the mark-to-market amount of derivative financial instruments, among other adjustments) to Operating EBITDA (in each case, as described in the 2017 Facilities Agreement, as amended by the 2020 Facilities Agreement Amendments). The calculation and formulation of Operating EBITDA, interest expense, net debt, the consolidated coverage ratio and the consolidated leverage ratio are set out in the 2017 Facilities Agreement, as amended by the 2020 Facilities Agreement Amendments, and may differ from the calculation and/or formulation of analogous terms in this report and our 2019 Annual Report. Our ability to comply with these ratios may be affected by our results of operations, economic conditions and volatility in foreign exchange rates, by overall conditions in the financial and capital markets and the construction sector, and by any monetary penalties or fines we may have to pay as a result of any administrative or legal proceedings to which we may be exposed to. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings” included in the 2019 Annual Report for more information.

As a result of the 2020 Facilities Agreement Amendments, among other things, we negotiated (a) further modifications to the limits of the consolidated coverage ratio and the consolidated leverage ratio; (b) modifications to the applicable margin over LIBOR, or EURIBOR in relation to any euro loan, depending on the consolidated leverage ratio, to accommodate for the increased leverage limits; and (c) certain temporary or circumstance-based limitations on our ability to execute certain capital expenditures, acquisitions, share buybacks and the granting of loans to third parties. See “Recent Developments—Recent Developments Relating to Our Indebtedness—Amendments to the 2017 Facilities Agreement” for more information.

We cannot assure you that in the future we will be able to comply with the restrictive covenants and limitations contained in the 2017 Facilities Agreement, as amended by the 2020 Facilities Agreement Amendments, or that we will be in compliance with other agreements which constitute financial indebtedness in excess of $50 million in which any noncompliance would trigger a cross-default, such as, for example, the senior unsecured Philippine Peso term loan facility entered into by CHP with BDO Unibank, Inc. on February 1, 2017 for a loan of up to the Philippine Peso equivalent to, as of March 31, 2020, $225 million, as amended or supplemented from time to time, in relation to which we are currently negotiating amending certain financial covenants that CHP has to comply with by June 30, 2020. Our failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect our business, financial condition, liquidity and results of operations. See “Item 5—Operating and Financial Review and Prospects— Recent Developments—Recent Developments Relating to Proposed Amendments to the 2017 Facilities Agreement” included in the 2019 Annual Report, “Recent Developments—Recent Developments Relating to Our Indebtedness—Amendments to the 2017 Facilities Agreement” for more information on further amendments to and limitations contained in the 2017 Facilities Agreement.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The financial data set forth below as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2019 and 2020, have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our unaudited condensed consolidated financial statements as of March 31, 2020 and for the three-month periods ended March 31, 2019 and 2020 and the notes thereto included herein. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring items) that are necessary to properly present, in all material respects, the results for the interim periods. The interim results of operations for the three-month period ended March 31, 2020 are not indicative of operating results to be expected for the entire year.

Our audited consolidated financial statements included in the 2019 Annual Report have been prepared in accordance with IFRS, which differ in significant respects from U.S. GAAP. The regulations of the SEC do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as published by the International Accounting Standards Board) to reconcile such financial statements to U.S. GAAP. Accordingly, since our adoption of IFRS, we no longer reconcile our financial information to U.S. GAAP.

Our unaudited condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2019 and 2020 included herein are prepared on a basis consistent with the accounting policies used in the preparation and presentation of our audited consolidated financial statements included in the 2019 Annual Report.

Acquisitions

The operating results of newly acquired businesses are consolidated in our financial statements beginning on the acquisition date. Therefore, all periods presented do not include operating results corresponding to newly acquired businesses before we assumed control. As a result, the financial data for the three-month periods ended March 31, 2019 and March 31, 2020 may not be comparable to that of prior periods.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Selected Consolidated Financial Information

	For the Three-Month Period Ended March 31,
	2019	2020
	(in millions of Dollars, except ratios and share and per share amounts)
	(unaudited)
Income Statement Information:
Revenues	$3,094	$3,085
Cost of sales(1)	(2,122)	(2,119)
Gross profit	972	966
Operating expenses	(681)	(706)
Operating earnings before other expenses, net(2)	291	260
Other expenses, net	(53)	(42)
Operating earnings(2)	238	218
Financial items(3)	(187)	(156)
Share of profit of equity accounted investees	1	5
Earnings before income tax	52	67
Discontinued operations(4)	64	30
Non-controlling interest net income	15	5
Controlling interest net income	39	42
Basic earnings per share(5)(6)(7)	0.0009	0.0009
Diluted earnings per share(5)(6)(7)	0.0009	0.0009
Basic earnings (loss) per share from continuing operations(5)(6)(7)	(0.0005)	0.0003
Diluted earnings (loss) per share from continuing operations(5)(6)(7)	(0.0005)	0.0002
Number of shares outstanding(5)(8)	47,384	45,524

	As of
	December 31, 2019	March 31, 2020
Statement of Financial Position Information:
Cash and cash equivalents	788	1,387
Assets held for sale(9)	839	359
Property, machinery and equipment, net and assets for the right-of-use, net	11,850	11,071
Total assets	29,363	28,598
Current debt	62	226
Non-current debt	9,303	10,202
Total debt plus other financial obligations	11,790	12,239
Liabilities directly related to assets held for sale	37	22
Non-controlling interest and Perpetual Debentures(10)(12)	1,503	1,391
Total controlling interest	9,321	8,784

	For the Three-Month Period Ended March 31,
	2019	2020
Other Financial Information:
Book value per share(5)(8)(11)	0.1967	0.1930
Operating margin before other expenses, net(2)	9.4%	8.4%
Operating EBITDA(12)	546	533
Capital expenditures	156	184
Depreciation and amortization of assets	255	273
Net cash flow provided by operating activities from continuing operations before financial expense, coupons on Perpetual Debentures and income taxes	27	143
Basic earnings (loss) per CPO from continuing operations(5)(6)(7)	(0.0015)	0.0009
Basic earnings per CPO(5)(6)(7)	0.0027	0.0027

(1)

Cost of sales includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in production plants, freight expenses of raw materials in plants and delivery expenses of our ready-mix concrete business. Our cost of sales excludes (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations, which are all included as part of the line item titled “Operating expenses.”

(2)

In the income statements, we include the line item titled “Operating earnings before other expenses, net” considering that is a relevant measure for our management as explained in note 2.1 to the audited consolidated financial statements included in the 2019 Annual Report. Under IFRS, while there are line items that are customarily included in the income statements, such as revenues, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of such income statements varies significantly by industry and company according to specific needs.

(3)

Financial items include our financial expense and our financial income and other items, net, which includes our financial income, results from financial instruments, net (derivatives, fixed-income investments and other securities), foreign exchange results and effects of amortized cost on assets and liabilities and others, net. See notes 7A and 7B to our unaudited condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019 included herein.

(4)

Considering the disposal of entire reportable operating segments as well as the sale of significant businesses, CEMEX’s income statements present in the single line item of “Discontinued operations” the results of: a) the United Kingdom for the three-month periods ended March 31, 2020 and 2019; b) the United States related to Kosmos for the period from January 1 to March 6, 2020 and the three-month period ended March 31, 2019; c) France for the three-month period ended March 31, 2019; d) Germany for the three-month period ended March 31, 2019; e) the Baltics and Nordics for the period from January 1 to March 29, 2019; and f) Spain for the three-month periods ended March 31, 2020 and 2019. See note 4A to our unaudited condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019 included herein.

(5)

CEMEX, S.A.B. de C.V.’s capital stock consists of Series A shares and Series B shares. Each CPO represents two Series A shares and one Series B share. As of March 31, 2020, 99.88% of CEMEX, S.A.B. de C.V.’s outstanding share capital was represented by CPOs. Each ADS represents ten CPOs.

(6)

Earnings per share is calculated based upon the weighted-average number of shares outstanding during the last twelve months. Basic earnings per CPO is determined by multiplying the basic earnings per share for each period by three (the number of shares underlying each CPO). Basic earnings per CPO is presented solely for the convenience of the reader and does not represent a measure under IFRS. For the three-month period ended March 31, 2019, “Basic earnings per share” and “Diluted earnings per share” each include a loss of $0.0005 from “Continuing operations.” For the three-month period ended March 31, 2020, “Basic earnings per share” and “Diluted earnings per share” include earnings of $0.0003 and $0.0002, respectively, from “Continuing operations.” In addition, for the three-month period ended March 31, 2019, “Basic earnings per share” and “Diluted earnings per share” each include earnings of $0.0009 from “Discontinued operations.” For the three-month period ended March 31, 2020, “Basic earnings per share” and “Diluted earnings per share” include earnings of $0.0006 and $0.0007, respectively, from “Discontinued operations.”

(7)

For fiscal year 2018, CEMEX, S.A.B. de C.V. declared a cash dividend in the amount of $150 million, payable in Mexican Pesos in two equal installments, in June 2019 and December 2019. CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal year 2019.

(8)	Represents the weighted average number of shares diluted in millions.
(9)

For the year ended December 31, 2019, includes assets held for sale in the United Kingdom, Kosmos’ assets in the United States and the white cement assets in Spain, and for the three-month period ended March 31, 2020, includes assets held for sale in the United Kingdom and the white cement assets in Spain, as described in note 4A to our unaudited condensed consolidated financial statements as of March 31, 2020 and for the three-month periods ended March 31, 2019 and 2020 included herein.

(10)

As of December 31, 2019 and March 31, 2020, non-controlling interest included $443 million and $441 million, respectively, that represents the nominal amount of Perpetual Debentures, denominated in Dollars and Euros, issued by consolidated entities. In accordance with IFRS, these securities qualify as equity due to their perpetual nature and the option to defer the coupons.

(11)	Book value per share is calculated by dividing the total controlling interest by the number of shares outstanding.
(12)

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and amortization expenses. Operating EBITDA is calculated and presented because we believe that it is widely accepted as a financial indicator of our ability to internally fund capital expenditures and service or incur debt. Operating EBITDA is a non-IFRS measure and should not be considered an indicator of our financial performance as an alternative to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. Under IFRS, while there are line items that are customarily included in income statements prepared pursuant to IFRS, such as revenues, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals, such as operating earnings before other expenses, net, and the display of such income statement varies significantly by industry and company according to specific needs. Our Operating EBITDA may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. Operating EBITDA is reconciled below to operating earnings before other expenses, net, as reported in the income statements, and to net cash flows provided by operating activities from continuing operations before financial expense, coupons on Perpetual Debentures and income taxes, as reported in the statement of cash flows. Financial expense under IFRS does not include coupon payments of the Perpetual Debentures issued by consolidated entities of $7 million for the three-month period ended March 31, 2019 and for the three-month period ended March 31, 2020, as described in note 18B to our unaudited condensed consolidated financial statements as of March 31, 2020 and for the three-month periods ended March 31, 2019 and 2020 included herein.

	For the Three-Month Period Ended March 31,
	2019	2020
	(in millions of Dollars)
	(unaudited)
Reconciliation of Net cash flows provided by operating activities from continuing operations before financial expense, coupons on Perpetual Debentures and income taxes to Operating EBITDA
Net cash flows provided by operating activities from continuing operations before financial expense, coupons on Perpetual Debentures and income taxes	$27	$143
Plus/minus:
Changes in working capital excluding income taxes	471	348
Depreciation and amortization of assets	(255)	(273)
Other items, net	48	42

Operating earnings before other expenses, net	291	260

Plus:
Depreciation and amortization of assets	255	273

Operating EBITDA	$546	$533

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with, and are qualified in their entirety by reference to, our unaudited condensed consolidated financial statements as of March 31, 2020 and for the three-month periods ended March 31, 2019 and 2020 included herein. Our significant accounting policies are described in note 2 to our audited consolidated financial statements included in the 2019 Annual Report.

On April 30, 2020, we announced our results for the three-month period ended March 31, 2020. The interim results of operations for the three-month period ended March 31, 2020 are not indicative of operating results to be expected for the entire year or any subsequent interim period. The following is a discussion of our results for the three-month period ended March 31, 2020 as compared to the same period in the prior year.

Our unaudited condensed consolidated financial statements included herein include those subsidiaries in which we hold a controlling interest or which we otherwise control. Control exists when we have the power, directly or indirectly, to govern the administrative, financial and operating policies of an entity to obtain benefits from its activities.

Investments in associates are accounted for by the equity method, when we have significant influence, which is generally presumed with a minimum equity interest of 20% unless it is proven that we have significant influence with a lower percentage. Under the equity method, after acquisition, the investment’s original cost is adjusted for the proportional interest of the holding company in the associate’s equity and earnings.

All balances and transactions between the group subsidiaries have been eliminated in consolidation.

Discontinued operations

Considering the disposal of entire reportable operating segments as well as the sale of significant businesses, our income statements present in the single line item of “Discontinued operations” the results of (a) the assets held for sale in the United Kingdom for the three-month periods ended March 31, 2019 and 2020; (b) the assets sold in the U.S. related to the Kosmos cement plant in Louisville, Kentucky, and related assets for the three-month period ended March 31, 2019; (c) the white cement business held for sale in Spain for the three-month periods ended March 31, 2019 and March 31, 2020; (d) the French assets sold for the three-month period ended March 31, 2019; (e) the German assets sold for the three-month period ended March 31, 2019; and (f) the Baltic and Nordic businesses sold for the three-month period ended March 31, 2019. Discontinued operations are presented net of income tax. See note 4A to our unaudited condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019 included herein.

Significant Transactions

For the three-month periods ended March 31, 2019 and 2020, our consolidated results reflect the following transactions, which had an impact on the comparability of our results in such periods:

•

On January 8, 2020, we reached an agreement for the sale of certain assets in the United Kingdom to Breedon Group plc (“Breedon”) for an amount of £178 million, including £23 million of debt. The assets held for sale mainly consist of 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of our paving solutions business in the United Kingdom. After completion of the potential divestiture, we will retain significant operations in the United Kingdom related with the production and sale of cement, ready-mix, aggregates, asphalt and paving solutions. As of December 31, 2019 and March 31, 2020, the assets and liabilities associated with this segment in the United Kingdom are presented in the statement of financial position within the line items of “assets held for sale,” in the financial statements as of March 31, 2020 included herein, including a proportional allocation of goodwill of $47 million. Moreover, for purposes of the income statements for the three-month periods ended March 31, 2020 and 2019, the operations related to this segment are presented net of tax in the single line item “Discontinued operations” in the financial statements for the three-month periods ended March 31, 2020 and March 31, 2019 included herein. As of the date of this report, we expect this divestment should close upon the satisfaction of closing conditions that are standard for this type of transactions, including receiving the corresponding approval from the United Kingdom Competition and Markets Authority (the “CMA”). We do not control when all closing conditions would be satisfied, but we currently estimate that it could be prior to year-end 2020. Also, we are not able to assess if COVID-19 will further delay the closing of this divestment or prevent us from closing the transaction.

•

On March 6, 2020, we concluded the sale of our U.S. affiliate Kosmos Cement Company (“Kosmos”), a partnership with a subsidiary of Buzzi Unicem S.p.A. in which we held a 75% interest, to Eagle Materials Inc. for $665 million. The share of proceeds to us from this transaction was $499 million before transactional and other costs and expenses. The assets divested consist of Kosmos’ cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves. Our income statements for the three-month periods ended March 31, 2020 and 2019 present the operations related to this segment from January 1 to March 6, 2020 and for the three-month period ended March 31, 2019, respectively, net of income tax in the single line item “Discontinued operations” in the financial statements for the three-month periods ended March 31, 2020 and March 31, 2019 included herein.

•

On June 28, 2019, after obtaining customary authorizations, we closed with several counterparties the sale of our ready-mix and aggregates business in the central region of France for an aggregate price of €31.8 million ($36.2 million). Our operations of these disposed assets in France for the three-month period ended March 31, 2019 are reported in the income statements, net of income tax, in the single line item “Discontinued operations” in the financial statements for the three-month periods ended March 31, 2020 and March 31, 2019 included herein.

•

On May 31, 2019, we concluded the sale of our aggregates and ready-mix assets in the North and North-West regions of Germany to GP Günter Papenburg AG for €87 million ($97 million). The assets divested in Germany consisted of four aggregates quarries and four ready-mix facilities in North Germany, and nine aggregates quarries and 14 ready-mix facilities in North-West Germany. CEMEX’s operations of these disposed assets for the three-month period ended March 31, 2019 are reported in the income statements, net of income tax, in the single line item “Discontinued operations” in the financial statements for the three-month periods ended March 31, 2020 and March 31, 2019 included herein.

•

On March 29, 2019, we closed the sale of our assets in the Baltics and Nordics to the German building materials group Schwenk Zement KG, for a price in Euro equivalent of $387 million. The Baltic divested assets consisted of one cement production plant in Broceni with a production capacity of approximately 1.7 million tons, four aggregates quarries, two cement quarries, six ready-mix plants, one marine terminal and one land distribution terminal in Latvia. The assets divested also included our 37.8% interest in Akmenes Cementas AB, owner of a cement production plant in Akmene in Lithuania with a production capacity of approximately 1.8 million tons, as well as the exports business to Estonia. The divested Nordic assets consisted of three import terminals in Finland, four import terminals in Norway and four import terminals in Sweden. CEMEX’s income statement for the three-month period ended March 31, 2019, include the operations of these disposed assets for the period from January 1 to March 29, 2019 net of income tax in the single line item “Discontinued operations” in the financial statements for the three-month periods ended March 31, 2020 and March 31, 2019 included herein, including a gain on sale of $66 million.

•

On March 29, 2019, we signed a binding agreement with Çimsa Çimento Sanayi Ve Ticaret A.Ş. to divest our white cement business outside of Mexico and the U.S., for a price of $180 million, including our Buñol cement plant in Spain and its white cement customers list. The transaction is pending for approval from the Spanish authorities. As of the date of this report, we expect this divestment should close upon the satisfaction of closing conditions that are standard for this type of transactions, including receiving the corresponding approval from the Spanish authorities. We do not control when all closing conditions would be satisfied, but we currently estimate that it could be prior to year-end 2020. Also, we are not able to assess if COVID-19 will further delay the closing of this divestment or prevent us from closing the transaction.

•

As of March 31, 2020, the assets and liabilities associated with the white cement business were presented in the statement of financial position within the line items of “assets and liabilities held for sale” in the financial statements as of March 31, 2020 included herein, as correspond. Moreover, our operations of these assets in Spain for the three-month periods ended March 31, 2020 and 2019 are reported in the income statements, net of income tax, in the single line item “Discontinued operations” in the financial statements for the three-month periods ended March 31, 2020 and March 31, 2019 included herein.

Selected Consolidated Income Statement Data

The following table sets forth our selected consolidated income statement data for each of the three-month periods ended March 31, 2019 and 2020 expressed as a percentage of revenues.

	For the Three-Month Period Ended March 31,
	2019	2020
Revenues	100%	100%

Cost of sales	(68.6)	(68.7)

Gross profit	31.4	31.3

Operating expenses	(22.0)	(22.9)

Operating earnings before other expenses, net	9.4	8.4

Other expenses, net	(1.7)	(1.4)

Operating earnings	7.7	7.0

Financial expense	(6.1)	(5.5)

Financial income and other items, net	0.1	0.5

Share of profit on equity accounted investees	—	0.2

Earnings before income tax	1.7	2.2

Income tax	(2.0)	(1.6)

Net income from continuing operations	(0.3)	0.6

Discontinued operations	2.1	1.0

Consolidated net income	1.8	1.6

Non-controlling interest net income	0.5	0.2

Controlling interest net income	1.3	1.4

Three-Month Period Ended March 31, 2019 Compared to Three-Month Period Ended March 31, 2020

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the three-month period ended March 31, 2019 compared to the three-month period ended March 31, 2020 in our domestic cement and ready-mix concrete sales volumes, as well as export sales volumes of cement and domestic cement and ready-mix concrete average sales prices for each of our reportable segments.

The table below and the other volume data presented by reportable segment in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section are presented before eliminations resulting from consolidation (including those shown in note 4B to our unaudited condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019 included herein.

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Sales Prices in Local Currency(1)
Reportable Segment	Cement	Ready-Mix Concrete	Cement	Cement	Ready-Mix Concrete
Mexico	+2%	-2%	+73%	Flat	+1%
United States	+10%	+9%	—	+3%	+3%
Europe
United Kingdom	-14%	-7%	—	+3%	-2%
France	—	-18%	—	—	+2%
Germany	+17%	+18%	+13%	+2%	+4%
Spain	-9%	-18%	-12%	+2%	+6%
Rest of Europe (2)	-1%	+3%	-41%	+3%	+1%
South, Central America and the Caribbean
Colombia	-15%	-24%	—	+9%	+3%
Panama	-30%	-39%	—	-7%	-8%
Caribbean TCL (3)	+1%	-25%	+2%	-4%	-9%
Dominican Republic	-7%	-8%	-5%	+13%	+7%
Rest of South, Central America and the Caribbean (4)	-5%	-17%	+6%	Flat	-3%
Asia, Middle East and Africa
Philippines	-4%	—	-2%	-6%	—
Israel	—	+11%	—	—	Flat
Rest of Asia, Middle East and Africa (5)	+11%	-24%	-98%	Flat	+4%

“—” = Not Applicable

(1)

Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a reportable segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of Europe, in which they are translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in Dollar terms (except for the Rest of Europe, in which they represent the weighted average change of prices in Euros) based on total sales volumes in the region.

(2)	Rest of Europe refers mainly to CEMEX’s operations and activities in Poland, the Czech Republic and Croatia.
(3)	Caribbean TCL refers to Trinidad Cement Limited (“TCL”) operations mainly in Trinidad and Tobago, Jamaica, Barbados and Guyana.
(4)	Rest of SCA&C refers mainly to CEMEX’s operations and activities in Costa Rica, Puerto Rico, Nicaragua, Jamaica, the Caribbean, Guatemala and El Salvador, excluding the acquired operations of TCL.
(5)	Rest of AMEA refers to CEMEX’s operations and activities in Egypt and the United Arab Emirates.

On a consolidated basis, our cement sales volumes remained flat for the three-month period ended March 31, 2020 compared to the same period in 2019, and our ready-mix concrete sales volumes decreased 1%, from 11.8 million cubic meters for the three-month period ended March 31, 2019 to 11.7 million cubic meters in the comparable period in 2020. Our revenues remained flat for the three-month period ended March 31, 2020 compared to the same period in 2019, and our operating earnings before other expenses, net decreased 11%, from $291 million for the three-month period ended March 31, 2019 to $260 million for the same period in 2020. See the table below for a breakdown according to reportable segment.

The following tables present selected financial information for revenues and operating earnings before other expenses, net for each of our reportable segments for the three-month periods ended March 31, 2019 and 2020. The revenues information in the table below are presented before eliminations resulting from consolidation shown in note 4B to our unaudited condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019 included herein. Variations in revenues determined on the basis of Dollars include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Dollar; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

Reportable Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Dollars	Revenues For the Three-Month Period Ended March 31,
				2019	2020
	(in millions of Dollars)
Mexico	+4%	-7%	-3%	$706	$685
United States	+13%	—	+13%	855	965
Europe
United Kingdom	-5%	-2%	-7%	187	173
France	-14%	-2%	-16%	219	183
Germany	+31%	-3%	+28%	72	92
Spain	-10%	-2%	-12%	83	73
Rest of Europe(2)	+7%	-3%	+4%	131	136
SCA&C
Colombia	-8%	-12%	-20%	128	102
Panama	-30%	—	-30%	50	35
Caribbean TCL(3)	-3%	—	-3%	63	61
Dominican Republic	+5%	-5%	Flat	58	58
Rest of SCA&C(4)	-8%	—	-8%	133	123
AMEA
Philippines	-10%	+2%	-8%	120	111
Israel	+10%	+5%	+15%	151	173
Rest of AMEA(5)	-8%	—	-8%	75	69
Others(6)	-12%	—	-12%	265	233
Revenues from continuing operations before eliminations resulting from consolidation			-1%	$3,296	$3,272

Eliminations resulting from consolidation				(202)	(187)
Revenues from continuing operations			Flat	$3,094	$3,085

Reportable Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Dollars	Operating Earnings Before Other Expenses, Net For the Three-Month Period Ended March 31,
				2019	2020
	(in millions of Dollars)
Mexico	-4%	-6%	-10%	$217	$196
United States	+120%	—	+120%	25	55
Europe
United Kingdom	-271%	+4%	-267%	3	(5)
France	-78%	-4%	-82%	11	2
Germany	+62%	—	+62%	(13)	(5)
Spain	-52%	+9%	-43%	(7)	(10)
Rest of Europe(2)	+924%	-24%	+900%	(1)	8
SCA&C
Colombia	-25%	-8%	-33%	15	10
Panama	-33%	—	-33%	9	6
Caribbean TCL(3)	-21%	+1%	-20%	10	8
Dominican Republic	+19%	-2%	+17%	18	21
Rest of SCA&C(4)	-12%	—	-12%	26	23
AMEA
Philippines	-5%	+5%	Flat	20	20
Israel	+14%	+7%	+21%	14	17
Rest of AMEA(5)	-100%	—	-100%	(1)	(2)
Others(6)	-53%	—	-53%	(55)	(84)
Operating earnings before other expenses, net from continuing operations			-11%	$291	$260

“—” = Not Applicable

(1)

Represents the variation in local currency terms. For purposes of a reportable segment consisting of a region, the variation in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of Europe, in which they are translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the change in Dollar terms (except for the Rest of Europe region, in which they represent the change in Euros), net, in the region.

(2)	Rest of Europe refers mainly to CEMEX’s operations and activities in Poland, the Czech Republic and Croatia.
(3)	Caribbean TCL refers to Trinidad Cement Limited (“TCL”) operations mainly in Trinidad and Tobago, Jamaica, Barbados and Guyana.
(4)	Rest of SCA&C refers mainly to CEMEX’s operations and activities in Costa Rica, Puerto Rico, Nicaragua, Jamaica, the Caribbean, Guatemala and El Salvador, excluding the acquired operations of TCL.
(5)	Rest of AMEA refers to CEMEX’s operations and activities in Egypt and the United Arab Emirates.
(6)

Others refers to: 1) cement trade maritime operations, 2) Neoris N.V., CEMEX’s subsidiary involved in the business of information technology solutions, 3) CEMEX, S.A.B. de C.V, other corporate entities and finance subsidiaries, and 4) other minor subsidiaries with different lines of business.

Revenues. Our consolidated revenues remained flat, for the three-month period ended March 31, 2020 compared to the same period in 2019. Higher prices of our products in local-currency terms in most of our regions, as well as higher volumes for our three core products in our U.S. and Asia Middle East & Africa regions as well as higher cement volumes in Mexico, were offset by lower volumes in our Europe and South, Central America and the Caribbean regions. Set forth below is a quantitative and qualitative analysis of the various factors affecting our revenues on a reportable segment basis. The discussion of volume data and revenues information below is presented before eliminations resulting from consolidation as described in note 4B to our unaudited condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019 included herein.

Mexico

As of March 31, 2020, our domestic cement sales volumes from our operations in Mexico increased 2% for the three-month period ended March 31, 2020 compared to the same period in 2020, and ready-mix concrete sales volumes decreased 2% over the same period. Our revenues from our operations in Mexico represented 21% of our total revenues for the three-month period ended March 31, 2020, in Dollar terms, before eliminations resulting from consolidation. Bagged cement demand drove the improvement in our cement volumes. Our cement export volumes from our operations in Mexico, which represented 13% of our Mexican cement sales volumes for the three-month period ended March 31, 2020, increased 73% for the three-month period ended March 31, 2020 compared to the same period in 2019. Of our total cement export volumes from our operations in Mexico during the three-month period ended March 31, 2020, 77% was shipped to the U.S. and 23% to our Rest of South, Central America and the Caribbean region. Our average sales price of domestic cement from our operations in Mexico remained flat, in Mexican Peso terms, for the three-month period ended March 31, 2020 compared to the same period in 2019, and our average sales price of ready-mix concrete increased 1%, in Mexican Peso terms, over the same period. For the three-month period ended March 31, 2020, cement represented 56%, ready-mix concrete 22% and our aggregates and other businesses 22% of our revenues in Dollar terms from our operations in Mexico before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in domestic cement sales volumes and ready-mix concrete sales prices, partially offset by decreases in ready-mix concrete sales volumes, our net sales in Mexico in Mexican Peso terms increased 4% for the three-month period ended March 31, 2020 compared to the same period in 2019.

United States

As of March 31, 2020, our domestic cement sales volumes from our operations in the U.S. increased 10% for the three-month period ended March 31, 2020 compared to the same period in 2019, and ready-mix concrete sales volumes increased 9% over the same period. The increase in domestic cement and ready-mix concrete sales volumes reflect the continuation of the demand momentum experienced in fourth quarter coupled with better weather conditions. The drivers of demand in the quarter were residential and infrastructure activity. Our operations in the U.S. represented 30% of our total revenues for the three-month period ended March 31, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average domestic cement sales prices of our operations in the U.S. increased 3%, in Dollar terms, for the three-month period ended March 31, 2020 compared to the same period in 2019, and our average ready-mix concrete sales price increased 3%, in Dollar terms, over the same period. For the three-month period ended March 31, 2020, cement represented 29%, ready-mix concrete 43% and our aggregates and other businesses 28% of revenues in Dollar terms from our operations in the U.S. before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in domestic cement and ready-mix concrete sales volumes and sales prices, revenues from our operations in the U.S., in Dollar terms, increased 13% for the three-month period ended March 31, 2020 compared to the comparable period in 2019.

Europe

For the three-month period ended March 31, 2020, our operations in the Europe region consisted of our operations in the United Kingdom, France, Germany and Spain, which represent the most significant operations in this region, in addition to the Rest of Europe. Our revenues from our operations in the Europe region represented 20% of our total revenues for the three-month period ended March 31, 2020, in Dollar terms, before eliminations resulting from consolidation. As of March 31, 2020, our operations in the Europe region represented 15% of our total assets. During the three-month period ended March 31, 2020, our domestic cement presents solid growth in our Central European markets, driven primarily by continued work in the infrastructure sector, partially offset by declines in the UK and Spain due to COVID-19 measures during March 2020. During the quarter, we implemented successful price increases in the United Kingdom and Spain. In France, Spain and the United Kingdom, we observed a significant deceleration in construction activity as a result of the implementation of stringent COVID-19 measures during March 2020. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our revenues for our main operations in the Europe region.

United Kingdom

Our domestic cement sales volumes from our operations in the United Kingdom decreased 14% for the three-month period ended March 31, 2020 compared to the same period in 2019, and ready-mix concrete sales volumes decreased 7% over the same period. The decreases in domestic cement and ready-mix concrete volumes reflected a deceleration in construction activity as a result of the implementation of stringent COVID-19 measures during March 2020. Our operations in the United Kingdom represented 5% of our total revenues for the three-month period ended March 31, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the United Kingdom increased 3%, in Pound terms, in the three-month period ended March 31, 2020 compared to the same period in 2019, and our average sales price of ready-mix decreased 2%, in Pound terms, over the same period. For the three-month period ended March 31, 2020, cement represented 20%, ready-mix concrete 26% and our aggregates and other businesses 54% of revenues in Dollar terms from our operations in the United Kingdom before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in ready-mix concrete sales volumes and sales prices and domestic cement sales volumes, partially offset by increases in domestic cement sales prices, revenues from our operations in the United Kingdom, in Pound terms, decreased 5% for the three-month period ended March 31, 2020 compared to the same period in 2019.

France

Our ready-mix concrete sales volumes from our operations in France decreased 18% in the three-month period ended March 31, 2020 compared to the same period in 2019. The decreases in volumes reflected a deceleration in construction activity as a result of the implementation of stringent COVID-19 measures during March 2020. Our operations in France represented 6% of our total revenues for the three-month period ended March 31, 2020 in Dollar terms, before eliminations resulting from consolidation. Our average sales price of ready-mix concrete of our operations in France increased 2%, in Euro terms, in the three-month period ended March 31, 2020 compared to the same period in 2019. For the three-month period ended March 31, 2020, ready-mix concrete represented 64% and our aggregates and other businesses 36% of revenues in Dollar terms from our operations in France before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in our ready-mix concrete sales volumes, partially offset by increases in ready-mix concrete sales prices, revenues from our operations in France, in Euro terms, decreased 14% for the three-month period ended March 31, 2020 compared to the same period in 2019.

Germany

Our domestic cement sales volumes from our operations in Germany increased 17% in the three-month period ended March 31, 2020 compared to the same period in 2019, and ready-mix concrete sales volumes increased 18% over the same period. The increase in domestic cement and ready-mix concrete sales volumes were mainly by continued work in the infrastructure sector. Our operations in Germany represented 3% of our total revenues for the three-month period ended March 31, 2020 in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Germany, which represented 29% of our Germany cement sales volumes for the three-month period ended March 31, 2020 increased 13% in the three-month period ended March 31, 2020 compared to the same period in 2019. All of our total cement export volumes from our operations in Germany during the three-month period ended March 31, 2020, were to our Rest of Europe region. Our average sales price of domestic cement from our operations in Germany increased 2%, in Euro terms, in the three-month period ended March 31, 2020 compared to the same period in 2019, and our average sales price of ready-mix concrete increased 4%, in Euro terms, over the same period. For the three-month period ended March 31, 2020, cement represented 34%, ready-mix concrete 31% and our aggregates and other businesses 35% of revenues in Dollar terms from our operations in Germany before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increased in our domestic cement and ready-mix concrete sales volumes and sales prices, revenues from our operations in Germany, in Euro terms, increased 31% in 2020 compared to 2019.

Spain

Our domestic cement sales volumes from our operations in Spain decreased 9% in the three-month period ended March 31, 2020 compared to the same period in 2019, while ready-mix concrete sales volumes decreased 18% over the same period. The decreases in domestic cement and ready-mix concrete volumes reflected a deceleration in construction activity as a result of the implementation of stringent COVID-19 measures during March 2020. Our operations in Spain represented 2% of our total revenues for the three-month period ended March 31, 2020, in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Spain, which represented 19% of our Spain cement sales volumes for the three-month period ended March 31, 2020, decreased 12% in the three-month period ended March 31, 2020 compared to the same period in 2019. All of our cement export volumes from our operations in Spain during three-month period ended March 31, 2020, were to the United Kingdom. Our average sales price of domestic cement of our operations in Spain increased 2%, in Euro terms, in the three-month period ended March 31, 2020 compared to the same period in 2019, and our average sales price of ready-mix concrete increased 6%, in Euro terms, over the same period. For the three-month period ended March 31, 2020, cement represented 64%, ready-mix concrete 24% and our aggregates and other businesses 12% of revenues in Dollar terms from our operations in Spain before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement and ready-mix concrete sales volumes, partially offset by increases in domestic cement and ready-mix concrete sales prices, revenues from our operations in Spain, in Euro terms, decreased 10% in the three-month period ended March 31, 2020 compared to the same period in 2019.

Rest of Europe

Our domestic cement sales volumes from our operations in the Rest of Europe decreased 1% in the three-month period ended March 31, 2020 compared to the same period in 2019, and ready-mix concrete sales volumes increased 3% over the same period. Our cement export volumes from our operations in the Rest of Europe segment, which represented 6% of our Rest of Europe cement sales volumes for the three-month period ended March 31, 2020, decreased 41% in the three-month period ended March 31, 2020 compared to the same period in 2019. Of our total cement export volumes from our operations in Rest of Europe during the three-month period ended March 31, 2020, 10% were to Germany, 13% were to Israel, 69% were within the region and 8% were to the Asia, Middle East and Africa region. Our revenues from our operations in the Rest of Europe represented 4% of our total revenues for the three-month period ended March 31, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Rest of Europe increased 3%, in Euro terms, in the three-month period ended March 31, 2020 compared to the same period in 2019, and our average sales price of ready-mix concrete increased 1%, in Euro terms, over the same period. For the three-month period ended March 31, 2020, cement represented 55%, ready-mix concrete 34% and our aggregates and other businesses 11% of revenues in Dollar terms from our operations in the Rest of Europe before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in our domestic cement sales prices and ready-mix concrete sales volumes and sales prices, partially offset by decreases in domestic cement sales volumes, revenues in the Rest of Europe, in Euro terms, increased 7% in the three-month period ended March 31, 2020 compared to the same period in 2019.

South, Central America and the Caribbean

For the three-month period ended March 31, 2020, our operations in the SCA&C region consisted of our operations in Colombia, Panama, the Dominican Republic, our Caribbean TCL operations, which represent our most significant operations in this region, and the Rest of SCA&C, Guatemala and El Salvador, excluding the acquired operations of the Caribbean TCL. Our revenues from our operations in the SCA&C region represented 12% of our total revenues in Dollar terms for the three-month period ended March 31, 2020, before eliminations resulting from consolidation. In the South, Central America and the Caribbean region, we continued to experience favorable pricing dynamics during the quarter despite a significant decline in demand, due in part to governments’ measures to contain the spread of COVID-19. As of March 31, 2020, our operations in the SCA&C region represented 9% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our revenues for our main operations in the SCA&C region.

Colombia

Our domestic cement sales volumes from our operations in Colombia decreased 15% in the three-month period ended March 31, 2020 compared to the same period in 2019, and ready-mix concrete sales volumes decreased 24% over the same period. Activity in Colombia was strong before the implementation of the government’s COVID-19 restrictions. Our revenues from our operations in Colombia represented 3% of our total revenues for the three-month period ended March 31, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Colombia increased 9%, in Colombian Peso terms, in the three-month period ended March 31, 2020 compared to the same period in 2019, and our average sales price of ready-mix concrete increased 3%, in Colombian Peso terms, over the same period. For the three-month period ended March 31, 2020, cement represented 55%, ready-mix concrete 25% and our aggregates and other businesses 20% of our revenues in Dollar terms from our operations in Colombia before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement and ready-mix concrete sales volumes, partially offset by increases in domestic cement and ready-mix concrete sales prices, revenues of our operations in Colombia, in Colombian Peso terms, decreased 8% in the three-month period ended March 31, 2020 compared to the same period in 2019.

Panama

Our domestic cement sales volumes from our operations in Panama decreased 30% in the three-month period ended March 31, 2020 compared to the same period in 2019, and ready-mix concrete sales volumes decreased 39% over the same period. Our operations in Panama continue to suffer from delays in infrastructure projects, high inventories in apartments and offices, as well as by the deceleration of the economy. The COVID-19 crisis intensified an already weakened demand environment. Our revenues from our operations in Panama represented 1% of our total revenues for the three-month period ended March 31, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Panama decreased 7% in Dollar terms, in the three-month period ended March 31, 2020 compared to the same period in 2019, and our average sales price of ready-mix concrete decreased 8%, in Dollar terms, over the same period. For the three-month period ended March 31, 2020, cement represented 68%, ready-mix concrete 20% and our aggregates and other businesses 12% of our revenues in Dollar terms from our operations in Panama before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement and ready-mix concrete sales volumes and sales prices, revenues of our operations in Panama, in Dollar terms, decreased 30% in the three-month period ended March 31, 2020 compared to same period in 2019.

Caribbean TCL

Our domestic cement sales volumes from our operations in Caribbean TCL increased 1% in the three-month period ended March 31, 2020 compared to the same period in 2019, while ready-mix concrete sales volumes decreased 25% over the same period. Our revenues from our operations in Caribbean TCL represented 2% of our total revenues for the three-month period ended March 31, 2020, in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Caribbean TCL segment represented 21% of our Caribbean TCL cement sales volumes for the three-month period ended March 31, 2020, increased 2% in the three-month period ended March 31, 2020 compared to the same period in 2019. All of our total cement exports from our operations in Caribbean TCL during the three-month period ended March 31, 2020 were to the Rest of South, Central America and the Caribbean region. Our average sales price of domestic cement of our operations in Caribbean TCL decreased 4%, in Trinidad and Tobago Dollar terms, in the three-month period ended March 31, 2020 compared to the same period in 2019, and our average sales price of ready-mix concrete decreased 9%, in Trinidad and Tobago Dollar terms, over the same period. For the three-month period ended March 31, 2020, cement represented 89%, ready-mix concrete 3% and our other businesses 8% of revenues in Dollar terms from our operations in Caribbean TCL before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement and ready-mix concrete sales prices and ready-mix concrete sales volumes, partially offset by increases in domestic cement sales volumes, revenues of our operations in Caribbean TCL, in Trinidad and Tobago Dollar terms, decreased 3% in the three-month period ended March 31, 2020 compared to the same period in 2019.

Dominican Republic

Our domestic cement sales volumes from our operations in the Dominican Republic decreased 7% in the three-month period ended March 31, 2020 compared to the same period in 2019, while ready-mix concrete sales volumes decreased 8% over the same period. The decreases in our domestic cement sales volumes in our Dominican Republic region were mainly driven by government restrictions implemented since mid-March 2020 slowed down the demand for our products. Domestic cement and ready-mix prices continued their positive trend. Our operations in the Dominican Republic represented 2% of our total revenues for the three-month period ended March 31, 2020, in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in the Dominican Republic, which represented 12% of our Dominican Republic cement sales volumes for the three-month period ended March 31, 2020, decreased 5% in the three-month period ended March 31, 2020 compared to the same period in 2019. Of our total cement export volumes from our operations in the Dominican Republic during the three-month period ended March 31, 2020, all were to our Rest of South, Central America and the Caribbean region. Our average sales price of domestic cement of our operations in the Dominican Republic increased 13%, in Dominican Peso terms, in the three-month period ended March 31, 2020 compared to the same period in 2019, and our average sales price of ready-mix concrete increased 7%, in Dominican Peso terms, over the same period. For the three-month period ended March 31, 2020, cement represented 72%, ready-mix concrete 10% and our aggregates and other businesses 18% of revenues in Dollar terms from our operations in the Dominican Republic before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in domestic cement and ready-mix concrete sales prices, partially offset by decreases in domestic cement and ready-mix concrete sales volumes, revenues from our operations in the Dominican Republic, in Dominican Peso terms, increased 5% in the three-month period ended March 31, 2020 compared to the same period in 2019.

Rest of South, Central America and the Caribbean

Our domestic cement volumes from our operations in the Rest of South, Central America and the Caribbean decreased 5% in the three-month period ended March 31, 2020 compared to the same period in 2019, and ready-mix concrete sales volumes decreased 17% over the same period. Our cement export volumes from our operations in the Rest of South, Central America and the Caribbean segment, which represented 6% of our Rest of South, Central America and the Caribbean cement sales volumes for the three-month period ended March 31, 2020, increased 6% in the three-month period ended March 31, 2020 compared to the same period in 2019. Of our total cement export volumes from our operations in Rest of South, Central America and the Caribbean during the three-month period ended March 31, 2020, 98% were within the same region and 2% were to the Rest of Europe region. Our revenues from our operations in the Rest of South, Central America and the Caribbean represented 4% of our total revenues for the three-month period ended March 31, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Rest of South, Central America and the Caribbean remained flat in Dollar terms, in the three-month period ended March 31, 2020 compared to the same period in 2019, and our average sales price of ready-mix concrete decreased 3%, in Dollar terms, over the same period. For the three-month period ended March 31, 2020, cement represented 87%, ready-mix concrete 7% and our aggregates and other businesses 6% of revenues in Dollar terms from our operations in the Rest of South, Central America and the Caribbean before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement sales volumes and ready-mix concrete sales volumes and sales prices, revenues of our operations in the Rest of South, Central America and the Caribbean, in Dollar terms, decreased 8% in the three-month period ended March 31, 2020 compared to the same period in 2019.

Asia, Middle East and Africa

For the three-month period ended March 31, 2020, our operations in the Asia, Middle East and Africa region consisted of our operations in the Philippines and Israel, which represent the most significant operations in this region, in addition to the Rest of Asia, Middle East and Africa, which refers primarily to operations in Egypt and the UAE. Our revenues from our operations in the Asia, Middle East and Africa region represented 10% of our total revenues for the three-month period ended March 31, 2020, in Dollar terms, before eliminations resulting from consolidation. In our Asia, Middle East and Africa region, we experienced favorable volume dynamics in the quarter. In contrast, regional cement prices declined due to competitive dynamics in the Philippines and Egypt. As of March 31, 2020, our operations in the Asia, Middle East and Africa region represented 6% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our revenues for our main operations in the Asia, Middle East and Africa region.

The Philippines

Our domestic cement sales volumes from our operations in the Philippines decreased 4% in the three-month period ended March 31, 2020 compared to the same period in 2019. The decrease in domestic cement volumes was mainly due to increased competitive dynamics. Our cement export volumes from our operations in the Philippines, which represented less than 1% of our Philippines cement sales volumes for the three-month period ended March 31, 2020, decreased 2% in the three-month period ended March 31, 2020 compared to the same period in 2019. All of our total cement exports from our operations in Philippines during the three-month period ended March 31, 2020 were to the Rest of Asia, Middle East and Africa region. Our revenues from our operations in the Philippines represented 3% of our total revenues for the three-month period ended March 31, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Philippines decreased 6%, in Philippine Peso terms, in the three-month period ended March 31, 2020 compared to the same period in 2019. For the three-month period ended March 31, 2020, cement represented 99% and our aggregate and other businesses 1% of our revenues in Dollar terms from our operations in the Philippines before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreased in our domestic cement sales volumes and sales prices, revenues of our operations in the Philippines, in Philippine Peso terms, decreased 10% in the three-month period ended March 31, 2020 compared to the same period in 2019.

Israel

Our ready-mix concrete sales volumes from our operations in Israel increased 11% in the three-month period ended March 31, 2020 compared to the same period in 2019. The increase in the ready-mix concrete sales volumes was mainly driven by the infrastructure sector was the main driver for growth, closely followed by housing and commercial activity. Our operations in Israel represented 5% of our total revenues for the three-month period ended March 31, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of ready-mix concrete of our operations in Israel remained flat, in Israeli New Shekel terms, in the three-month period ended March 31, 2020 compared to the same period in 2019. For the three-month period ended March 31, 2020, ready-mix concrete represented 67% and our aggregates and other businesses 33% of revenues in Dollar terms from our operations in Israel before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of our increased in ready-mix concrete sales volumes, revenues from our operations in Israel, in Israeli New Shekel terms, increased 10% in the three-month period ended March 31, 2020 compared to the same period in 2019.

Rest of Asia, Middle East and Africa

Our domestic cement sales volumes from our operations in the Rest of Asia, Middle East and Africa increased 11% in the three-month period ended March 31, 2020 compared to the same period in 2019, and ready-mix concrete sales volumes decreased 24% over the same period. Our cement export volumes from our operations in Rest of Asia, Middle East and Africa, which represented less than 1% of our Rest of Asia, Middle East and Africa cement sales volumes for the three-month period ended March 31, 2020, decreased 98% in the three-month period ended March 31, 2020 compared to the same period in 2019. All of our total cement exports from our operations in the region during the three-month period ended March 31, 2020 were within the same operations region. Our revenues from our operations in our Rest of Asia, Middle East and Africa segment represented 2% of our total revenues for the three-month period ended March 31, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement remained flat, in Dollar terms, in the three-month period ended March 31, 2020 compared to the same period in 2019, and the average sales price of ready-mix concrete increased 4%, in Dollar terms, over the same period. For the three-month period ended March 31, 2020, cement represented 71%, ready-mix concrete 28% and our aggregates and other business 1% of revenues from our operations in the Rest of Asia, Middle East and Africa before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in ready-mix concrete sales volumes, partially offset by increases in domestic cement sales volumes and ready-mix concrete sales prices, revenues from our operations in Rest of Asia, Middle East and Africa, in Dollar terms, decreased 8% in the three-month period ended March 31, 2020 compared to the same period in 2019.

Others

Revenues from our Others segment decreased 12% before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable, in the three-month period ended March 31, 2020 compared to the same period in 2019, in Dollar terms. The decrease resulted primarily from a lower revenue of 13% in our information technology solutions company. For the three-month period ended March 31, 2020, our information technology solutions company represented 29% and our trading operations represented 24% of our revenues in our Others segment, in Dollar terms.

Cost of Sales

Our cost of sales, including depreciation, decreased 0.1% from $2,122 million in the three-month period ended March 31, 2019 to $2,119 million in the same period in 2020. As a percentage of revenues, cost of sales increased from 68.6% in the three-month period ended March 31, 2019 to 68.7% in the same period in 2020. The increased in cost of sales as a percentage of revenues was mainly driven by higher cost of purchased cement, as well as higher freight costs in ready-mix, partially offset by lower energy costs. Our cost of sales includes freight expenses of raw materials used in our producing plants.

Gross Profit

For the reasons described above, our gross profit decreased by 0.6% from $972 million in the three-month period ended March 31, 2019 to $966 million in the same period in 2020. As a percentage of revenues, gross profit, almost remained flat, decreasing from 31.4% in the three-month period ended March 31, 2019 to 31.3% in the same period in 2020. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described below, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within operating expenses as part of distribution and logistics expenses.

Operating expenses

Our operating expenses, which are represented by administrative, selling and distribution and logistics expenses, increased 3.7%, from $681 million in 2019 to $706 million in the same period in 2020. As a percentage of revenues, operating expenses increased from 22% in the three-month period ended March 31, 2019 to 22.9% in the same period in 2020. Our operating expenses include expenses related to personnel, equipment and services involved in sales activities and storage of product at points of sale, which are included as part of the operating expenses, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sale and the customers’ facilities, which are included as part of the line item “Distribution and logistics expenses.” For the three-month periods ended March 31, 2019 and 2020, selling expenses included as part of the line item “Operating expenses” amounted to $84 million and $86 million, respectively. As discussed above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution and logistics expenses, which in the aggregate represented costs of $344 million in the three-month period ended March 31, 2019 and $361 million in the same period in 2020. As a percentage of revenues, distribution and logistics expenses increased from 11.1% in the three-month period ended March 31, 2019 to 11.7% in the same period in 2020.

Operating Earnings Before Other Expenses, Net

For the reasons described above, our operating earnings before other expenses, net decreased 10.7% from $291 million in the three-month period ended March 31, 2019 to $260 million in the same period in 2020. As a percentage of revenues, operating earnings before other expenses, net decreased from 9.4% in the three-month period ended March 31, 2019 to 8.4% in the same period in 2020. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net on a reportable segment basis.

Mexico

Our operating earnings before other expenses, net, from our operations in Mexico decreased 10% in the three-month period ended March 31, 2019 compared to the same period in 2020, in Dollar terms, from operating earnings before other expenses, net, of $217 million in the three-month period ended March 31, 2019 to operating earnings before other expenses, net, of $196 million in the same period in 2020. Our operating earnings before other expenses, net from our operations in Mexico represented 75% of our total operating earnings before other expenses, net for the three-month period ended March 31, 2020, in Dollar terms. The decrease resulted primarily from the decrease in our revenues.

United States

Our operating earnings before other expenses, net, from our operations in the U.S. increased 120% in the three-month period ended March 31, 2020 compared to the same period in 2019, in Dollar terms. Our operating earnings before other expenses, net from our operations in the U.S. represented 21% of our total operating earnings before other expenses, net for the three-month period ended March 31, 2020, in Dollar terms. The increase resulted primarily from the increase in our revenues in the United States.

Europe

United Kingdom. Our operating earnings before other expenses, net, from our operations in the United Kingdom decreased significantly by 271%, in Pound terms, in the three-month period ended March 31, 2020 compared to the same period in 2019. Our operating loss before other expenses, net from our operations in the United Kingdom represented a loss of $5 million, which represents a negative impact of 2% of our total operating earnings before other expenses, net for the three-month period ended March 31, 2020, in Dollar terms. The decrease resulted primarily from the decrease in our revenues.

France. Our operating earnings before other expenses, net, from our operations in France decreased 78%, in Euro terms, in the three-month period ended March 31, 2020 compared to the same period in 2019. Our operating earnings before other expenses, net from our operations in France represented 1% of our total operating earnings before other expenses, net for the three-month period ended March 31, 2020, in Dollar terms. The decrease resulted primarily from the decrease in our revenues.

Germany. Our operating loss before other expenses, net, from our operations in Germany decreased 62%, in Euro terms, in the three-month period ended March 31, 2020 compared to the same period in 2019. Our operating loss before other expenses, net from our operations in Germany represented a loss of $5 million, which represents a negative impact of 2% of our total operating earnings before other expenses, net for the three-month period ended March 31, 2020, in Dollar terms. The decrease resulted primarily from the increase in our revenues.

Spain. Our operating loss before other expenses, net, from our operations in Spain increased 52% in the three-month period ended March 31, 2020 compared to the same period in 2019, in Euro terms. Our operating loss before other expenses, net from our operations in Spain represented a loss of $10 million, which was a negative impact of 4% of our total operating earnings before other expenses, net for the three-month period ended March 31, 2020, in Dollar terms. The increase resulted primarily from the decrease in our revenues.

Rest of Europe. Our operating earnings before other expenses, net, from our operations in the Rest of Europe increased significantly 586% in the three-month period ended March 31, 2020 compared to the same period in 2019, in Euro terms. Our operating earnings before other expenses, net from our operations in the Rest of Europe region represented 3% of our total operating earnings before other expenses, net for the three-month period ended March 31, 2020, in Dollar terms. The increase resulted primarily from the increase in our revenues.

South, Central America and the Caribbean

Colombia. Our operating earnings before other expenses, net, from our operations in Colombia decreased 25% in the three-month period ended March 31, 2020 compared to the same period in 2019, in Colombian Peso terms. Our operating earnings before other expenses, net from our operations in Colombia represented 4% of our total operating earnings before other expenses, net for the three-month period ended March 31, 2020, in Dollar terms. The decrease resulted primarily from the decrease in revenues from our Colombian operations.

Panama. Our operating earnings before other expenses, net, from our operations in Panama decreased 33% in the three-month period ended March 31, 2020 compared to the same period in 2019, in Dollar terms. Our operating earnings before other expenses, net from our operations in Panama represented 2% of our total operating earnings before other expenses, net for the three-month period ended March 31, 2020, in Dollar terms. The decrease resulted primarily from the decrease in our revenues.

Caribbean TCL. Our operating earnings before other expenses, net, from our operations in Caribbean TCL decreased 21% in the three-month period ended March 31, 2020 compared to the same period in 2019, in Trinidad and Tobago Dollar terms. Our operating earnings before other expenses, net from our Caribbean TCL operations represented 3% of our total operating earnings before other expenses, net for the three-month period ended March 31, 2020, in Dollar terms. The decrease resulted primarily from the decrease in our revenues.

Dominican Republic. Our operating earnings before other expenses, net, from our operations in the Dominican Republic increased 19% in the three-month period ended March 31, 2020 compared to the same period in 2019, in Dominican Peso terms. Our operating earnings before other expenses, net from our operations in the Dominican Republic represented 8% of our total operating earnings before other expenses, net for the three-month period ended March 31, 2020, in Dollar terms. The increase resulted primarily from a reduction in operating cost.

Rest of South, Central America and the Caribbean. Our operating earnings before other expenses, net, from our operations in the Rest of South, Central America and the Caribbean decreased 12% in the three-month period ended March 31, 2020 compared to the same period in 2019, in Dollar terms. Our operating earnings before other expenses, net from our operations in the Rest of South, Central America and the Caribbean region represented 9% of our total operating earnings before other expenses, net for the three-month period ended March 31, 2020, in Dollar terms. The decrease resulted primarily from the decrease in our revenues.

Asia, Middle East and Africa

The Philippines. Our operating earnings before other expenses, net, from our operations in the Philippines decreased 5% in the three-month period ended March 31, 2020 compared to the same period in 2019, in Philippine Peso terms. Our operating earnings before other expenses, net from our operations in the Philippines represented 8% of our total operating earnings before other expenses, net for the three-month period ended March 31, 2020, in Dollar terms. The decrease resulted primarily from the decrease in our revenues.

Israel. Our operating earnings before other expenses, net, from our operations in Israel increased 14% in the three-month period ended March 31, 2020 compared to the same period in 2019, in Israeli New Shekel terms. Our operating earnings before other expenses, net from our operations in Israel represented 7% of our total operating earnings before other expenses, net for the three-month period ended March 31, 2020, in Dollar terms. The increase in Israel operating earnings resulted primarily from the increase in our revenues.

Rest of Asia, Middle East and Africa. Our operating loss before other expenses, net, from our operations in the Rest of Asia, Middle East and Africa increased significantly by 100% in the three-month period ended March 31, 2020 compared to the same period in 2019, in Dollar terms. Our operating loss before other expenses, net from our operations in the Rest of Asia, Middle East and Africa region represented a loss of $2 million, which was a negative impact of 1% of our total operating earnings before other expenses, net for the three-month period ended March 31, 2020, in Dollar terms. The increase resulted primarily from the increase in our revenues.

Others. Our operating loss before other expenses, net, from our operations in our Others segment increased 53% in the three-month period ended March 31, 2020 compared to the same period in 2019, in Dollar terms. The increase resulted primarily from the decrease in our revenues, mainly in our information technology solutions.

Other Expenses, Net. Our other expenses, net, decreased 21%, in Dollar terms, from an expense of $53 million in the three-month period ended March 31, 2019 to an expense of $42 million in the same period in 2020. Other expenses, net, which includes severance payments, contingency expenses that were COVID-19 related, results from the sale of assets and others The decrease in our Other Expense, net, in 2020 resulted primarily from a decrease in restructuring cost from an expense of $18 million in the three-month period ended March 31, 2019 to an expense of $3 million in the same period in 2020. See note 6 to our unaudited condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019 included herein.

The most significant items included under this caption for the three-month periods ended March 31, 2019 and 2020, are as follows:

	For the Three-Month Period Ended March 31,
	2019	2020
	(in millions of Dollars)
Results from the sale of assets and others, net	$30	$38
Incremental costs and expenses associated with the COVID-19 pandemic	—	1
Restructuring costs	18	3
Impairment losses	5	—

	$53	$42

Financial expense. Our financial expense decreased 10.1%, from $189 million in the three-month period ended March 31, 2019 to $170 million in the same period in 2020, primarily attributable to lower interest rates on our financial debt, partially offset by an increase in our financial debt during the three-month period ended March 31, 2019 compared to the same period in 2020. See note 7A to our unaudited condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019 included herein.

Financial income and other items, net. Our financial income and other items, net, in Dollar terms, increased significantly from an income of $2 million in the three-month period ended March 31, 2019 to an income of $14 million in the same period in 2020, mainly as a result of a gain in foreign exchange results during the three-month period ended March 31, 2020, reflects a gain of $51 million in such period due to the fluctuation of the Mexican peso versus the Dollar, partially offset by the fluctuation of the Euro and the Colombian peso versus the Dollar. In addition, the foreign exchange gain during the three-month period ended March 31, 2020 was partially offset by our results from financial instruments, net, which changed from a gain of $8 million in the three-month period ended March 31, 2019 to a loss of $27 million in the same period in 2020 as a result of losses in our equity forwards on third-party shares and in our fuel price hedge derivatives. See notes 7B and 15C to our unaudited condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019 included herein.

The most significant items included under this caption for the three-month periods ended March 31, 2019 and 2020 are as follows:

	For the Three-Month Period Ended March 31,
	2019	2020
	(in millions of Dollars)
Financial income and other items, net:
Financial income	$4	$5
Effects of amortized cost on assets and liabilities and others, net	(15)	(15)
Foreign exchange results	5	51
Results from financial instruments, net	8	(27)

	$2	$14

Income Taxes. Our income tax effect in the income statements, which is comprised of current income taxes plus deferred income taxes, decreased 19.4% from an expense of $62 million in the three-month period ended March 31, 2019 to $50 million in the same period in 2020. The decrease was primarily attributable to a decrease in our current income tax expense. Our current income tax expense decreased from an expense of $37 million in the three-month period ended March 31, 2019 to an expense of $30 million in the same period in 2020.

Net Income from continuing operations. For the reasons described above, our net income from continuing operations for the three-month period ended March 31, 2020 increased significantly by 270%, from a net loss from continuing operations of $10 million in three-month period ended March 31, 2019 to a net income from continuing operations of $17 million in the same period in 2020. As a percentage of revenues, net income from continuing operations represented a negative impact of 0.3% for the three-month period ended March 31, 2019 and 0.6% for the same period in 2020.

Discontinued operations, net of tax. For the three-month periods ended March 31, 2019 and 2020, our discontinued operations included in our consolidated income statements amounted to a net income from discontinued operations of $64 million and a net income from discontinued operations of $30 million, respectively. As a percentage of revenues, discontinued operations, net of tax, represented 2.1% for the three-month period ended March 31, 2019, and 1% for the same period in 2020. See note 4A to our unaudited condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019 included herein.

Consolidated Net Income. For the reasons described above, our consolidated net income (before deducting the portion allocable to non-controlling interest) for 2020 decreased 13%, from a consolidated net income of $54 million in the three-month period ended March 31, 2019 to a consolidated net income of $47 million in the same period in 2020. As a percentage of revenues, consolidated net income represented 1.8% for the three-month period ended March 31, 2019, and 1.6% for the same period in 2020.

Non-controlling Interest Net Income. Changes in non-controlling interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net income attributable to those subsidiaries. Non-controlling interest net income decreased 66.7%, from an income of $15 million in the three-month period ended March 31, 2019 to an income of $5 in the same period in 2020, primarily attributable to a decrease in the net income of the consolidated entities in which others have a non-controlling interest. As a percentage of revenues, non-controlling interest net income represented 0.5% and 0.2% for the three-month periods ended March 31, 2019 and 2020, respectively. See note 18B to our unaudited condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019 included herein.

Controlling Interest Net Income. Controlling interest net income represents the difference between our consolidated net income and non-controlling interest net income, which is the portion of our consolidated net income attributable to those of our subsidiaries in which non-associated third parties hold interests. For the reasons described above, our controlling interest net income increased 7.7%, from a controlling interest net income of $39 million in the three-month period ended March 31, 2019 to $42 million in the same period in 2020. As a percentage of revenues, controlling interest net income, represented 1.3% for the three-month period ended March 31, 2019, and 1.4% for the same period in 2020.

Liquidity and Capital Resources

Operating Activities

We have satisfied our operating liquidity needs primarily through the operations of our subsidiaries and expect to continue to do so for both the short and long-term. Although cash flow from our operations has historically met our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which we operate, among other risks, any one of which may materially decrease our net income and cash from operations. Consequently, in order to meet our liquidity needs, we also rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, loans, proceeds of debt and equity offerings and proceeds from asset sales, including our account receivables securitizations. Our consolidated net cash flows provided by operating activities from continuing operations before financial expense and coupons on Perpetual Debentures (as defined in the 2019 Annual Report) and income taxes paid in cash increased significantly by 430% from $27 million for the three-month period ended March 31, 2019 to $143 million in the same period in 2020. See our statements of cash flows for the three-month periods ended March 31, 2019 and 2020 included herein. CEMEX management is of the opinion that working capital is sufficient for our current requirements.

Sources and Uses of Cash

Our review of sources and uses of cash below refers to nominal amounts included in our consolidated statements of cash flows for the three-month periods ended March 31, 2019 and 2020.

Our primary sources and uses of cash during the three-month periods ended March 31, 2019 and 2020 were as follows:

	For the Three-Month Period Ended March 31,
	2019	2020
	(in millions of Dollars)
Operating Activities
Consolidated net income	54	47
Discontinued operations	64	30

Net income (loss) from continuing operations	(10)	17
Non-cash items	508	474
Changes in working capital, excluding income taxes	(471)	(348)

Net cash flows provided by operating activities from continuing operations before financial expense, coupons on Perpetual Debentures and income taxes	27	143
Financial expense and coupons on Perpetual Debentures and income taxes paid	(215)	(193)

Net cash flows used in operating activities from continuing operations	(188)	(50)
Net cash flows provided by operating activities from discontinued operations	1	12

Net cash flows used in operating activities	(187)	(38)
Investing Activities
Property, machinery and equipment, net	(81)	(126)
Disposal and acquisition of subsidiaries and other disposal groups, net	386	441
Intangible assets and other non-current assets and others, net	(33)	20

Net cash flows provided by investing activities from continuing operations	272	335
Financing Activities
Derivative financial instruments	(12)	(50)
Proceeds from debt, net	102	1,118
Other financial obligations, net	(58)	(587)
Share repurchase program	—	(83)
Securitization of trade receivables	(27)	(15)
Non-current liabilities, net	(37)	(45)

Net cash flows (used in) provided by financing activities from continuing operations	(32)	338

Increase in cash and cash equivalents of continuing operations	52	623
Increase in cash and cash equivalents of discontinued operations	1	12
Cash conversion effect, net	(61)	(36)
Cash and cash equivalents at beginning of period	309	788

Cash and cash equivalents at end of period	301	1,387

March 31, 2020. During the three-month period ended March 31, 2020, excluding the negative foreign currency effect of our initial balances of cash and cash equivalents generated during the period of $36 million, there was an increase in cash and cash equivalents from continuing operations of $623 million. This increase was the result of our net cash flows provided by investing activities from continuing operations and from cash flows provided by financing activities from continuing operations, partially offset by our net cash flows used in operating activities from continuing operations, which, after financial expense and coupons on perpetual debentures paid and income taxes paid in cash of $193 million, amounted to $50 million.

For the three-month period ended March 31, 2020, our net cash flows used in operating activities included cash flows generated from changes in working capital, excluding income taxes, of $348 million, which was primarily comprised of trade receivables, other accounts receivable and other assets, inventories and trade payables, for an aggregate amount of $350 million, partially offset by other accounts payable and accrued expenses for an amount of $2 million.

During the three-month period ended March 31, 2020, our net cash flows provided by investing activities from continuing operations of $335 million, which was primarily comprised of disposal and acquisition of subsidiaries and other disposal groups, net and intangible assets and other non-current assets and others, net for an aggregate amount of $461 million, partially offset by investment in property, machinery and equipment, net for an aggregate amount of $126 million and our net cash flows provided by our financing activities of $338 million, which include proceeds from debt, net of $1,118 million, partially offset by resources used in derivative financial instrument, share repurchase program, other financial obligation, net, securitization of trade receivables and non-current liabilities, net, for an aggregate amount of $780 million, were partially offset in connection with our net cash flows used in operating activities from continuing operations after interest and coupons on Perpetual Debentures and income taxes paid in cash of $193 million, amounted to $50 million.

March 31, 2019. During the three-month period ended March 31, 2019, excluding the positive foreign currency effect of our initial balances of cash and cash equivalents generated during the period of $61 million, there was an increase in cash and cash equivalents from continuing operations of $52 million. This increase was the result of our net cash flows provided by investing activities from continuing operations of $272 million, partially offset by our net cash flows used in operating activities from continuing operations, which, after interest expense and coupons on Perpetual Debentures and income taxes paid in cash of $215 million, amounted to $188 million and by our net cash flows used in financing activities from continuing operations of $32 million.

For the three-month period ended March 31, 2019, our net cash flows used in operating activities included cash flows generated by working capital of $471 million, which was primarily comprised of trade receivables, other accounts receivable and other assets, inventories, trade payables and other accounts payable and accrued expenses, for an aggregate amount of $471 million.

During the three-month period ended March 31, 2019, our net cash flows provided by investing activities from continuing operations of $272 million, which include disposal and acquisition of subsidiaries and other disposal groups, net for an amount of $386 million, partially offset by investment in property, machinery and equipment, net and intangible assets and other non-current assets and others, net, for an aggregate amount of $114 million, were disbursed in connection with our operating activities from continuing operations after interest and coupons on Perpetual Debentures and income taxes paid in cash of $215 million, amounted to $188 million and with our net cash flows used in financing activities from continuing operations of $32 million, which include derivative financial instruments, other financial obligations, net, securitization of trade receivables and non-current liabilities for an aggregate amount of $134 million, partially offset proceeds from debt, net of $102 million.

As of March 31, 2020, we had the following lines of credit, of which the only committed portion refers to the revolving credit facility under the 2017 Facilities Agreement, at annual interest rates ranging between 0.65% and 3.11%, depending on the negotiated currency:

	Lines of Credit	Available
	(in millions of Dollars)
Other lines of credit in foreign subsidiaries	295	201
Other lines of credit from banks	635	515
Revolving credit facility under the 2017 Facilities Agreement	1,135	135

	2,065	851

As of March 31, 2020, we had $135 million available in our committed revolving credit tranche under the 2017 Facilities Agreement. We expect that this, in addition to our proven capacity to continually refinance and replace short-term obligations, will enable us to meet any liquidity risk in the short term. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” included in the 2019 Annual Report for more information on the impact of COVID-19 on our debt and cash levels.

Capital Expenditures

Our capital expenditures incurred for the three-month periods ended March 31, 2019 and 2020, and our expected capital expenditures for the remaining nine-month period ended December 31, 2020, which include an allocation to 2020 of a portion of our total future committed amount, are as follows:

	Actual For the Three-Month Period Ended March 31,		Estimated For the Remaining Nine-Month Period Ended December 31, 2020
	2019	2020
	(in millions of Dollars)
Mexico	54	38	68
United States	63	58	197
Europe
United Kingdom	7	15	37
France	2	7	35
Germany	1	4	15
Spain	3	9	13
Rest of Europe	11	11	30
SCA&C
Colombia	3	2	12
Panama	2	—	2
Caribbean TCL	2	2	14
Dominican Republic	1	—	1
Rest of SCA&C	1	1	10
AMEA
Philippines	3	32	43
Israel	1	3	13
Rest of AMEA	1	1	7
Others	1	1	19

Total consolidated	156	184	516

Of which:
Expansion capital expenditures	36	61	377
Base capital expenditures	120	123	139

(1)

See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” included in the 2019 Annual Report for more information on the impact of COVID-19-related measures on our estimated capital expenditures for 2020.

For the three-month periods ended March 31, 2019 and 2020, we recognized $156 million and $184 million in capital expenditures from our continuing operations, respectively. As of March 31, 2020, in connection with our significant projects, we had capital expenditure commitments of $143 million, including our capital expenditures estimated to be incurred in the nine-month period ending December 31, 2020. This amount is expected to be incurred during 2020, based on the evolution of the related projects. Pursuant to the 2017 Facilities Agreement, as of March 31, 2020, we were prohibited from making aggregate annual capital expenditures in excess of $1.5 billion in any financial year (excluding certain capital expenditures, joint venture investments and acquisitions by each of CEMEX Latam Holdings, S.A. (“CLH”) and CEMEX Holdings Philippines, Inc. (“CHP”) and their respective subsidiaries and those funded by Relevant Proceeds (as defined in the 2017 Facilities Agreement)), which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit of (i) $500 million (or its equivalent) for CLH and its subsidiaries and (ii) $500 million (or its equivalent) for CHP and its subsidiaries. In addition, the amounts of which we and our subsidiaries are allowed for permitted acquisitions and investments in joint ventures cannot exceed certain thresholds as set out in the 2017 Facilities Agreement. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Indebtedness—Recent Developments Relating to Proposed Amendments to the 2017 Facilities Agreement” included in the 2019 Annual Report for more information on the impact of COVID-19-related measures on our estimated capital expenditures for 2020 and amendments to our 2017 Facilities Agreement, which further restrict our overall capital expenditures under certain conditions.

Our Indebtedness

As of March 31, 2020, we had $12,239 million (principal amount $12,295 million, excluding deferred issuance costs) of total debt plus other financial obligations in our statement of financial position, which does not include $441 million of Perpetual Debentures. Of our total debt plus other financial obligations, 9% were short-term (including current maturities of long-term debt) and 91% were long-term. As of March 31, 2020, 69% of our total debt plus other financial obligations was Dollar-denominated, 22% was Euro-denominated, 5% was Pound Sterling-denominated, 2% was Philippine Peso-denominated and immaterial amounts were denominated in other currencies. See note 15A to our unaudited condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019 included herein.

As of March 31, 2020, we reported an aggregate amount of outstanding debt of $3,832 million under the 2017 Facilities Agreement. As of March 31, 2020, we had $135 million available of under our revolving credit facility tranche of the 2017 Facilities Agreement. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” included in the 2019 Annual Report for more information on the impact of COVID-19 on our debt and cash levels. If we are unable to comply with our upcoming principal maturities under our indebtedness, or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our financial condition. See “Item 3—Key Information—Risk Factors—We have a substantial amount of debt and other financial obligations maturing in the next several years. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations. Our ability to comply with our principal maturities and financial covenants may depend on us implementing certain initiatives, which may include making asset sales, and there is no assurance that we will be able to implement any such initiatives or execute such sales, if needed, on terms favorable to us or at all” included in the 2019 Annual Report.

For a discussion of restrictions and covenants under the 2017 Facilities Agreement, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—The 2017 Facilities Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on our business and financial conditions” included in the 2019 Annual Report and “Recent Developments—Recent Developments Relating to Our Indebtedness—Recent Developments Relating to Amendments to the 2017 Facilities Agreement.”

For a description of the Senior Secured Notes, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Senior Secured Notes” included in the 2019 Annual Report.

Some of our subsidiaries and special purpose vehicles (“SPVs”) have issued or provided guarantees of certain of our indebtedness, as indicated in the table below.

	The Notes	Senior Secured Notes	2017 Facilities Agreement	Perpetual Debentures
		$6,024 million (principal amount $6,059 million)	$3,832 million (principal amount $3,854 million)	$441 million
Amount outstanding as of March 31, 2020(1)
CEMEX Finance LLC	✓	✓	✓
CEMEX, S.A.B. de C.V.	✓	✓	✓	✓
CEMEX Concretos, S.A. de C.V.	✓	✓	✓
New Sunward Holding B.V.	✓	✓	✓	✓
CEMEX España, S.A.	✓	✓	✓
Cemex Asia B.V.	✓	✓	✓
CEMEX Corp.	✓	✓	✓
Cemex Africa & Middle East Investments B.V.	✓	✓	✓
CEMEX France Gestion (S.A.S.)	✓	✓	✓
Cemex Research Group AG	✓	✓	✓
CEMEX UK	✓	✓	✓

(1)	Includes Senior Secured Notes and Perpetual Debentures held by CEMEX, as applicable.

In addition, as of March 31, 2020, (i) CEMEX Materials LLC was a borrower of $154 million (principal amount $150 million) under an indenture which is guaranteed by CEMEX Corp. and (ii) several of our other operating subsidiaries were borrowers under debt facilities or debt arrangements aggregating $299 million.

Most of our current outstanding indebtedness was incurred to finance our acquisitions and to finance our capital expenditure programs. Historically, we have addressed our liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) with operating cash flow, securitizations, borrowings under credit facilities, proceeds of debt and equity offerings and proceeds from asset sales.

If the global economic environment deteriorates, or if because of the effects of COVID-19 on financial institutions extending maturities to companies that have our credit rating or that are highly leveraged like us becomes more restrictive and our operating results worsen significantly, if we were unable to complete debt or equity offerings, or if we are unable to consummate asset sales or if the proceeds of any divestitures and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our upcoming principal payments under our indebtedness or refinance our indebtedness. If we are unable to comply with our upcoming principal maturities under our indebtedness, or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business and financial condition.

Historically, we and our subsidiaries have sought and obtained waivers and amendments to several of our debt instruments relating to a number of financial ratios in the past. Our ability to comply with these ratios may be affected by current global economic conditions, including the effects of COVID-19 in the financial sector and the ability of our lenders to grant waivers or amendments to companies that have our credit rating or that are highly leveraged like us, and volatility in foreign exchange rates and the financial and capital markets. We may need to seek waivers or amendments in the future. However, we cannot assure you that any future waivers or amendments, if requested, will be obtained. If we or our subsidiaries are unable to comply with the provisions of our debt instruments and are unable to obtain a waiver or amendment, the indebtedness outstanding under such debt instruments could be accelerated. Acceleration of these debt instruments would have a material adverse effect on our financial condition. See “Recent Developments—Recent Developments Relating to Our Indebtedness—Recent Developments Relating to Amendments to the 2017 Facilities Agreement.”

Relevant Transactions Related to Our Indebtedness During the Three-Month Period Ended March 31, 2020

The following is a description of our most important transactions related to our indebtedness during the three-month period ended March 31, 2020:

•

In order to strengthen our liquidity position, on March 20, 2020, we made a drawdown of $1 billion in our committed revolving credit facility under the 2017 Facilities Agreement. After the drawdown, we had $135 million available under such committed revolving credit facility. We also made drawdowns under our other credit lines and loans. The drawdowns had the effect of increasing our overall debt and cash levels in the short to medium term. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” included in the 2019 Annual Report for information on the drawdown of the amount of $135 million that remained available under such committed revolving credit facility.

•

On March 15, 2020, we informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) (“MSE”) that our 3.720% Subordinated Optional Convertible Notes issued on (i) March 13, 2015 (the “March 2015 Convertible Notes”) and (ii) May 28, 2015 (the “May 2015 Convertible Notes,” and collectively with the March 2015 Convertible Notes, the “March 2020 Optional Convertible Subordinated Dollar Notes”) matured, without conversion, in accordance with the indenture governing such notes, except for $2,000 aggregate principal amount of our May 2015 Convertible Notes which, as of March 15, 2020, were converted into 185 ADSs. As a result, on March 13, 2020, CEMEX paid the trustee in relation to the March 2020 Optional Convertible Subordinated Dollar Notes an amount equal to $521 million as full settlement for such notes.

Our Other Financial Obligations

Other financial obligations in the consolidated statement of financial position as of December 31, 2019 and March 31, 2020 are detailed as follows:

	March 31, 2020			December 31, 2019
	(in millions of Dollars)
	Short- term	Long- term	Total	Short- term	Long- term	Total
Leases liabilities	280	971	1,251	262	1,044	1,306
Liabilities secured with accounts receivable	560	—	560	599	—	599
Convertible subordinated notes due 2020	—	—	—	520	—	520

	840	971	1,811	1,381	1,044	2,425

As mentioned in note 2.6 to our audited consolidated financial statements included in the 2019 Annual Report, financial instruments convertible into CPOs and/or ADSs (each as defined in the 2019 Annual Report) contain components of both liability and equity, which are recognized differently depending on whether the instrument is mandatorily convertible or is optionally convertible by election of the note holders, as well as the currency in which the instrument is denominated and the functional currency of the issuer.

Leases

We have several operating and administrative assets under lease contracts. As previously described, beginning January 1, 2019, we applied IFRS 16 using the full retrospective approach and re-presented the amounts in prior periods. We apply the recognition exemption for short-term leases and leases of low-value assets. See notes 13B and 15B to our unaudited condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019 included herein.

Our Receivables Financing Arrangements

Our subsidiaries in Mexico, the U.S., France and the United Kingdom are parties to sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. As of December 31, 2019 and 2020, trade accounts receivable included receivables of $682 million and $718 million, respectively. Under these programs, our subsidiaries effectively surrender control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. Nonetheless, in such programs, our subsidiaries retain certain residual interest in the programs and/or maintain continuing involvement with the accounts receivable. Therefore, the trade accounts receivable sold were not removed from the statement of financial position, and the funded amounts were recognized within the line item of “Other financial obligations” and the difference in each year against the trade receivables sold was maintained as reserves. Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to $83 million and $158 million as of December 31, 2019 and March 31, 2020, respectively. Therefore, the funded amount to us was $599 million as of December 31, 2019 and $560 million as of March 31, 2020. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $6 million and $5 million in as of March 31, 2019 and 2020, respectively. Our securitization programs are usually negotiated for periods of one to two years and are usually renewed at their maturity. See note 9 to our unaudited condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019 included herein.

March 2020 Optional Convertible Subordinated Dollar Notes

During 2015, we issued, in March 2015 and May 2015, respectively, a total of $521 million aggregate principal amount of our March 2020 Optional Convertible Subordinated Dollar Notes as a result of exchanges or settlements of other convertible notes. On March 13, 2020, CEMEX paid to the trustee of the March 2020 Optional Convertible Subordinated Dollar Notes the amount of $521 million as full settlement. As a result, on March 15, 2020, we informed the MSE that the March 2020 Optional Convertible Subordinated Dollar Notes matured, without conversion, in accordance with the indenture governing such notes, except for $2,000 aggregate principal amount of our May 2015 Convertible Notes which, as of March 15, 2020, was converted into 185 ADSs. See note 16.2 to our audited consolidated financial statements, note 15B to our unaudited condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019 included herein and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to our Indebtedness—Maturity of our March 2020 Optional Convertible Subordinated Dollar Notes” included in the 2019 Annual Report.

Perpetual Debentures

We define the “Perpetual Debentures,” collectively, as the (i) Dollar-Denominated 6.222% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C5 Capital (SPV) Limited, (ii) Dollar-Denominated 6.345% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C8 Capital (SPV) Limited, (iii) Dollar-Denominated 6.655% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10 Capital (SPV) Limited and (iv) Euro-Denominated 4.400% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10-EUR Capital (SPV) Limited. Unless the context otherwise requires, when we refer to the Perpetual Debentures (as defined above), we also include our dual-currency notes that underlie the Perpetual Debentures.

As of December 31, 2019 and March 31, 2020, non-controlling interest stockholders’ equity included $443 million and $441 million, respectively, representing the notional amount of Perpetual Debentures, which exclude any Perpetual Debentures held by subsidiaries. The Perpetual Debentures have no fixed maturity date and do not represent contractual obligations to exchange any series of its outstanding Perpetual Debentures for financial assets or financial liabilities. Based on their characteristics, the Perpetual Debentures, issued through SPVs, qualify as equity instruments and are classified within non-controlling interest as they were issued by consolidated entities, and, if the conditions to interest deferred are satisfied, we have the unilateral right to defer indefinitely the payment of interest due on the Perpetual Debentures. Issuance costs, as well as the interest expense, which is accrued based on the principal amount of the Perpetual Debentures, are included within “Other equity reserves” and represented expenses of $7 million and $7 million for the three-month periods ended March 31, 2019 and 2020, respectively. See notes 18B to our unaudited condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019 included herein. The different SPVs were established solely for purposes of issuing the Perpetual Debentures and are included in our audited consolidated financial statements included in the 2019 Annual Report. As of March 31, 2020, the Perpetual Debentures were as follows:

Issuer	Issuance Date	Nominal Amount at Issuance Date (in millions)	Nominal Amount Outstanding as of March 31, 2020 (in millions)	Repurchase Option	Interest Rate
C10-EUR Capital (SPV) Ltd.(3)	May 2007	€730	€64	Tenth anniversary	EURIBOR + 4.79%
C8 Capital (SPV) Ltd.(2)	February 2007	$750	$135	Eighth anniversary	LIBOR + 4.40%
C5 Capital (SPV) Ltd.(1)(2)	December 2006	$350	$61	Fifth anniversary	LIBOR + 4.277%
C10 Capital (SPV) Ltd.(2)	December 2006	$900	$175	Tenth anniversary	LIBOR + 4.71%

(1)	Under the 2017 Facilities Agreement, we are restricted from calling the Perpetual Debentures.
(2)	As of March 31, 2019 and 2020, 3-month LIBOR was 2.59975% and 1.45050%, respectively.
(3)	“EURIBOR” above refers to the Euro Interbank Offered Rate. As of March 31, 2019 and 2020, 3-month EURIBOR was -0.311% and -0.363%, respectively.

Stock Repurchase Program

Under Mexican law, CEMEX, S.A.B. de C.V.’s shareholders are the only ones authorized to approve the maximum amount of resources that can be allocated to the stock repurchase program at any annual general ordinary shareholders’ meeting. Unless otherwise instructed by CEMEX, S.A.B. de C.V.’s shareholders, we are not required to purchase any minimum number of shares pursuant to such program.

In connection with CEMEX, S.A.B. de C.V.’s 2019 and 2020 annual general ordinary shareholders’ meetings held on March 28, 2019 and March 26, 2020, respectively, proposals were approved to set the amount of $500 million or its equivalent in Mexican Pesos, each year and until the next ordinary shareholders’ meeting, as the maximum amount of resources that CEMEX, S.A.B. de C.V. can use to repurchase its own shares or securities that represent such shares. The board of directors of CEMEX, S.A.B. de C.V. approved the policy and procedures for the operation of the stock repurchase program, and is authorized to determine the basis on which the repurchase and placement of such shares is made, appoint the persons who will be authorized to make the decision of repurchasing or replacing such shares and appoint the persons responsible to make the transaction and furnish the corresponding notices to authorities. The board of directors of CEMEX, S.A.B. de C.V. and/or attorneys-in-fact or delegates designated in turn, or the persons responsible for such transactions, will determine, in each case, if the repurchase is made with a charge to stockholders’ equity as long as the shares belong to CEMEX, S.A.B. de C.V. or with a charge to share capital if it is resolved to convert the shares into non-subscribed shares to be held in treasury. See “—Recent Developments—Recent Developments Relating to Our Shareholders’ Meeting” included in the 2019 Annual Report. We remain subject to certain restrictions regarding the repurchase of shares of our capital stock under the 2017 Facilities Agreement and the indentures governing the outstanding Senior Secured Notes. See “Recent Developments—Recent Developments Relating to Our Indebtedness—Recent Developments Relating to Amendments to the 2017 Facilities Agreement” and “Recent Developments—Recent Developments Relating to Our Shareholders’ Meeting” included in the 2019 Annual Report for more information regarding our restrictions regarding repurchase of shares.

As of December 31, 2018, under the 2018 repurchase program, CEMEX, S.A.B. de C.V. repurchased 153.6 million CPOs at a weighted-average price in Mexican Pesos equivalent to $0.4883 per CPO. The total amount of these CPO repurchases, excluding fees and value-added tax, was $75 million. All the shares repurchased under the 2018 repurchase program were cancelled in 2019 by resolution of the CEMEX, S.A.B. de C.V. annual general ordinary shareholders’ meeting passed on March 28, 2019.

As of December 31, 2019, under the 2019 repurchase program, CEMEX, S.A.B. de C.V. repurchased 157.7 million CPOs, at a weighted-average price in Mexican Pesos equivalent to $0.3164 per CPO. The total amount of these CPO repurchases, excluding fees and value-added tax, was $50 million. On March 26, 2020, CEMEX, S.A.B. de C.V. held its ordinary general shareholders’ meeting at which the shareholders of CEMEX, S.A.B. de C.V. approved, among other things the cancellation of shares of CEMEX, S.A.B. de C.V. that were repurchased under the 2019 repurchase program.

From March 10, 2020 to March 24, 2020, under the 2019 repurchase program authorized at CEMEX, S.A.B. de C.V.’s ordinary general shareholders meeting held on March 28, 2019, CEMEX, S.A.B. de C.V. repurchased 378.2 million CPOs, which represented 2.5% of CEMEX, S.A.B. de C.V.’s outstanding share capital as of December 31, 2019, at a weighted-average price of 5.01 Pesos per CPO, which was equivalent to an amount $83.2 million, excluding value-added tax. CEMEX, S.A.B. de C.V. did not repurchase any other CPOs between January 1, 2020 and March 10, 2020 and has not repurchased any additional CPOs since March 24, 2020. On April 8, 2020, we announced that, to enhance our liquidity, we suspended the CEMEX, S.A.B. de C.V. share repurchase program for the remainder of 2020.

The 2017 Facilities Agreement

On July 19, 2017, we and certain of our subsidiaries entered into the facilities agreement, dated as of July 19, 2017, as amended and/or restated from time to time, including as amended on April 2, 2019, November 4, 2019 and May 22, 2020 (the “2017 Facilities Agreement”) for an amount in different currencies equivalent to $4.1 billion (in aggregate), the proceeds of which were used to refinance indebtedness incurred under a then-existing credit agreement and other debt repayment obligations. In March 2019 and October 2019, we obtained the requisite consents from lenders under the 2017 Facilities Agreement to make the 2019 Facilities Agreement Amendments. The 2019 Facilities Agreement Amendments became effective when certain customary conditions precedent were fulfilled, and the parties entered into an amendment and restatement agreement to the 2017 Facilities Agreement, on April 2, 2019 and November 4, 2019, respectively. See “—Liquidity and Capital Resources—Our Indebtedness” and “—Liquidity and Capital Resources—Relevant Transactions Related to Our Indebtedness in 2019” included in the 2019 Annual Report for a discussion of the 2019 Facilities Agreement Amendments. See “—Recent Developments—Other Recent Developments—Effectiveness of Mergers between CEMEX, S.A.B. de C.V. and certain direct and indirect subsidiaries in Mexico (the “Mexican Reorganization”)” included in the 2019 Annual Report for a description of circumstances whereby CEMEX México and Empresas Tolteca have ceased to guarantee our indebtedness to the extent they provided guarantees, and the shares of CEMEX México that were pledged or transferred to trustees under security trusts to benefit certain secured creditors of CEMEX and certain of its subsidiaries are no longer part of the collateral securing our indebtedness. On May 22, 2020, we obtained the requisite consents from lenders under the 2017 Facilities Agreement to make the 2020 Facilities Agreement Amendments. The 2020 Facilities Agreement Amendments became effective when certain customary conditions precedent were fulfilled, and the parties entered into an amendment agreement to the 2017 Facilities Agreement, on May 22, 2020. See “Recent Developments—Recent Developments Relating to Our Indebtedness—Recent Developments Relating to Amendments to the 2017 Facilities Agreement.”

As of March 31, 2020, we reported an aggregate principal amount of outstanding debt of $3,854 under the 2017 Facilities Agreement. The 2017 Facilities Agreement is secured by a first-priority security interest in substantially all the shares of CEMEX Operaciones México, S.A. de C.V (“CEMEX Operaciones México”), New Sunward Holding B.V., CEMEX Innovation Holding Ltd. and CEMEX España (the “Collateral”) and all proceeds of such Collateral. As of July 19, 2017, commitments initially available under the 2017 Facilities Agreement included (i) €741 million, (ii) £344 million and (iii) $2,746 million, out of which $1,135 million were in the revolving credit facility tranche of the 2017 Facilities Agreement. As of March 31, 2020, the 2017 Facilities Agreement had an amortization profile, considering all commitments of $47 million in 2020, $618 million in 2021, $ 2,277 million in 2022, $524 million in 2023 and 2024, respectively.

Our failure to comply with restrictions and covenants under the 2017 Facilities Agreement, as amended, could have a material adverse effect on our business and financial conditions.

For a discussion of restrictions and covenants under the 2017 Facilities Agreement, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—The 2017 Facilities Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on our business and financial conditions.” Included in the 2019 Annual Report and “Recent Developments—Recent Developments Relating to Our Indebtedness— Recent Developments Relating to Amendments to the 2017 Facilities Agreement.”

Senior Secured Notes

We refer to the April 2024 Dollar Notes, June 2024 Euro Notes, January 2025 Dollar Notes, May 2025 Dollar Notes, December 2024 Euro Notes, March 2026 Euro Notes, April 2026 Dollar Notes and November 2029 Dollar Notes collectively as the “Senior Secured Notes.” See “—Recent Developments—Other Recent Developments—Effectiveness of Mergers between CEMEX, S.A.B. de C.V. and certain direct and indirect subsidiaries in Mexico (the “Mexican Reorganization”)” included in the 2019 Annual Report for a description of circumstances whereby CEMEX México and Empresas Tolteca have ceased to guarantee our indebtedness to the extent they provided guarantees, and the shares of CEMEX México that were pledged or transferred to trustees under security trusts to benefit certain secured creditors of CEMEX and certain of its subsidiaries are no longer part of the collateral securing our indebtedness.

The indentures governing our outstanding Senior Secured Notes impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to: (i) create liens; (ii) incur additional debt; (iii) change CEMEX’s business or the business of any obligor or material subsidiary (in each case, as defined in the 2017 Facilities Agreement); (iv) enter into mergers; (v) enter into agreements that restrict our subsidiaries’ ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose of certain assets; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends or make share redemptions; (xi) enter into certain derivatives transactions; and (xii) exercise any call option in relation to any perpetual bonds issues unless the exercise of the call options does not have a materially negative impact on our cash flow.

April 2024 Dollar Notes. On April 1, 2014, CEMEX Finance issued $1.0 billion aggregate principal amount of its 6.000% Dollar-Denominated Senior Secured Notes due 2024 (the “April 2024 Dollar Notes”), in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX España, S.A. (“CEMEX España”) , New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX Finance under the April 2024 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral. On December 19, 2019, CEMEX, S.A.B. de C.V. redeemed $360 million of the April 2024 Dollar Notes using mainly the proceeds from the issuance of the November 2029 Dollar Notes.

January 2025 Dollar Notes. On September 11, 2014, CEMEX, S.A.B. de C.V. issued $1.1 billion aggregate principal amount of its 5.700% Senior Secured Notes due 2025 (the “January 2025 Dollar Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX Concretos, New Sunward, CEMEX España, CEMEX Asia, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the January 2025 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

May 2025 Dollar Notes. In March 2015, CEMEX, S.A.B. de C.V. issued $750 million aggregate principal amount of its 6.125% Senior Secured Notes due 2025 (the “May 2025 Dollar Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX Concretos, New Sunward, CEMEX España, CEMEX Asia, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK, have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the May 2025 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

April 2026 Dollar Notes. On March 16, 2016, CEMEX, S.A.B. de C.V. issued $1.0 billion aggregate principal amount of its 7.75% Senior Secured Notes due 2026 (the “April 2026 Dollar Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the April 2026 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

June 2024 Euro Notes. On June 14, 2016, CEMEX Finance issued €400 million aggregate principal amount of its 4.625% Senior Secured Notes due 2024 denominated in Euros (the “June 2024 Euro Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX Concretos, New Sunward, CEMEX España, CEMEX Asia, CEMEX Corp., Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX Finance under the June 2024 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

December 2024 Euro Notes. On December 5, 2017, CEMEX, S.A.B. de C.V. issued €650 million aggregate principal amount of its 2.750% Euro-Denominated Senior Secured Notes due 2024 (the “December 2024 Euro Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the December 2024 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

March 2026 Euro Notes. On March 19, 2019, CEMEX, S.A.B. de C.V. issued €400 million aggregate principal amount of its 3.125% Euro-Denominated Senior Secured Notes due 2026 (the “March 2026 Euro Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the March 2026 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

November 2029 Dollar Notes. On November 19, 2019, CEMEX, S.A.B. de C.V. issued $1.0 billion aggregate principal amount of its 5.450% Senior Secured Notes due 2029 (the “November 2029 Dollar Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the November 2029 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

Convertible Notes

March 2020 Optional Convertible Subordinated Dollar Notes. During 2015, CEMEX, S.A.B. de C.V. issued in March 2015 and May 2015, respectively, a total of $521 million aggregate principal amount of its March 2020 Optional Convertible Subordinated Dollar Notes.

On March 13, 2020, CEMEX paid to the trustee of the March 2020 Optional Convertible Subordinated Dollar Notes the amount of $521 million as full settlement. As a result, on March 15, 2020, we informed the MSE that the March 2020 Optional Convertible Subordinated Dollar Notes matured, without conversion, in accordance with the indenture governing such notes, except for $2,000 aggregate principal amount of our May 2015 Convertible Notes which, as of March 15, 2020, was converted into 185 ADSs. See note 16.2 to our audited consolidated financial statements and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to our Indebtedness—Maturity of our March 2020 Optional Convertible Subordinated Dollar Notes” included in the 2019 Annual Report and note 15B to our unaudited condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019 included herein.

Commercial Commitments

On July 27, 2012, we entered into a Master Professional Services Agreement with IBM. This agreement provides the framework for the ordinary course of business-related services IBM provides to us on a global scale, including: information technology, application development and maintenance, finance and accounting outsourcing, human resources administration and contact-center services. The term of the agreement began on July 27, 2012 and will end on August 31, 2022, unless terminated earlier. Our minimum required payments to IBM under the agreement is $50 million per year. We have the right to negotiate a reduction of service fees every two years if, as a result of a third party’s benchmarking assessment, it is determined that IBM’s fees are greater than those charged by other providers for services of similar nature. We may terminate the agreement (or a portion of it) at our discretion and without cause at any time by providing at least six-months’ notice to IBM and paying termination charges consisting of IBM’s unrecovered investment and breakage and wind-down costs. In addition, we may terminate the agreement (or a portion of it) for cause without paying termination charges. Other termination rights may be available to us for a termination charge that varies depending on the reason for termination. IBM may terminate the agreement if we (i) fail to make payments when due or (ii) become bankrupt and do not pay in advance for the services.

On April 28, 2017, we completed the sale of the assets and activities related to the ready-mix concrete pumping business in Mexico to Cementos Españoles de Bombeo, S. de R.L., a Mexican subsidiary of Pumping Team S.L.L. (“Pumping Team”) specializing in the supply of ready-mix concrete pumping services, for an aggregate price of $88 million, which included the sale of fixed assets for $16 million, plus administrative and client and market development services, as well as the lease of facilities in Mexico that we will supply to Pumping Team over a period of ten years with the possibility to extend such term for three additional years, for an aggregate initial amount of $71 million, which are recognized each period as services are rendered. The agreement includes the possibility of a contingent revenue subject to results, productivity and term extension fees for up to $30 million, linked to annual metrics within the first five years of the agreement. In the first two years of operation under the agreements from May 2018 to April 2019 and May 2017 to April 2018, we received an aggregate amount of $2 million related to this contingent revenue.

As of March 31, 2020, we did not depend on any single one of our suppliers of goods or services to conduct our business.

Contractual Obligations

As of December 31, 2019 and March 31, 2020, we had material contractual obligations as set forth in the table below.

	As of December 31, 2019	As of March 31, 2020
Obligations	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
	(in millions of Dollars)
Non-current debt	9,431	101	2,840	3,006	4,413	10,360
Leases(1)	1,726	193	432	240	371	1,235
Convertible notes(2)	520	—	—	—	—	—

Total debt and other financial obligations(3)	11,677	294	3,272	3,246	4,784	11,595
Interest payments on debt(4)	2,530	465	926	718	471	2,580
Pension plans and other benefits(5)	1,434	152	283	286	713	1,434
Acquisition of property, plant and equipment(6)	189	73	70	—	—	143
Purchases of raw material, fuel and energy(7)	2,824	439	575	558	1,032	2,604

Total contractual obligations	18,654	1,423	5,126	4,808	7,000	18,356

(1)

Represent nominal cash flows. As of March 31, 2020, the net present value of future payments under such leases was $931 million, of which, $373 million refers to payments from one to three years and $184 million refer to payments from three to five years.

(2)

Refers to the liability components of the convertible notes described in note 16.2 to our audited consolidated financial statements in the 2019 Annual Report and assumes repayment at maturity and no conversion of such convertible notes.

(3)

The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, we have replaced our long-term obligations for others of a similar nature.

(4)	Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of December 31, 2019 and March 31, 2020.
(5)

Represents estimated annual payments under these benefits for the next 10 years (see note 18 to our audited consolidated financial statements in the 2019 Annual Report), including the estimate of new retirees during such future years.

(6)	Refers mainly to the expansion of a cement-production line in the Philippines.
(7)

Future payments for the purchase of raw materials are presented on the basis of contractual nominal cash flows. Future nominal payments for energy were estimated for all contractual commitments on the basis of an aggregate average expected consumption per year using the future prices of energy established in the contracts for each period. Future payments also include CEMEX’s commitments for the purchase of fuel.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, operating results, and liquidity or capital resources.

Quantitative and Qualitative Market Disclosure

Our Derivative Financial Instruments

In the ordinary course of business, we are exposed to credit risk, interest rate risk, foreign exchange risk, equity risk, commodities risk and liquidity risk, considering the guidelines set forth by CEMEX, S.A.B. de C.V.’s board of directors, which represent our risk management framework and are supervised by several of our committees. Our management establishes specific policies that determine strategies focused on obtaining natural hedges or risk diversification to the extent possible, such as avoiding customer concentration on a determined market or aligning the currencies portfolio in which we incur our debt with those in which we generate our cash flows. As of December 31, 2018 and 2019, these strategies were sometimes complemented by the use of derivative financial instruments. See note 16.4 and 16.5 to our audited consolidated financial statements included in the 2019 Annual Report.

During the reported periods, in compliance with the guidelines established by our Risk Management Committee, the restrictions set forth by our debt agreements and our hedging strategy, we held derivative instruments, with the objectives of, as the case may be: (a) changing the risk profile or fixing the price of fuels and electric energy; (b) foreign exchange hedging; (c) hedge of forecasted transactions; and (d) other corporate purposes. See note 16.4 to our audited consolidated financial statements included in the 2019 Annual Report and note 15C to our unaudited condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019 included herein.

As of December 31, 2019 and March 31, 2020, the notional amounts and fair values of our derivative instruments were as follows:

(in millions of Dollars)	At December 31, 2019		At March 31, 2020		Maturity Date
	Notional Amount	Estimated Fair value	Notional Amount	Estimated Fair value
Net investment hedge	1,154	(67)	794	124	December 2021
Interest Rate Swaps	1,000	(35)	1,000	(64)	June 2023
Equity forwards on third-party shares	74	1	72	3	March 2021
Foreign Exchange Forwards Contracts	—	—	186	6	April 2020
Fuel price hedging	96	1	185	(27)	December 2023

	2,324	(100)	2,237	42

Our Net Investment Hedge. As of December 31, 2019 and March 31, 2020, we hold Dollar / Mexican Peso foreign exchange forward contracts under a program that started in February 2017 for up to $1,250 million and $850 million, respectively, where Mexican Pesos are sold and bought forward US Dollars with tenors of up to 24 months. During the first quarter of 2020 and as a result of the scheduled maturity of transactions, as well as the adjustments made, the notional and the tenor of the program have decreased. For accounting purposes under IFRS, we have designated this program as a hedge of our net investment in Mexican Pesos, pursuant to which changes in fair market value of these instruments are recognized as part of other comprehensive income in equity. For the three-month periods ended March 31, 2019 and 2020, these contracts generated losses of $37 million and gains of $182 million, respectively, which partially offset currency translation results in each year recognized in equity generated from our net assets denominated in Mexican Pesos due to appreciation and the depreciation of the Mexican Peso in 2019 and 2020, respectively.

Foreign Exchange Forward Contracts. As of March 31, 2020, we held British Pound/Euro foreign exchange forward contracts maturing in April 30, 2020, in which British Pounds are sold and Euros are bought, negotiated as a result of the sale of certain assets in the United Kingdom while we intend to use these proceeds in Euros, for a notional amount of $186 million. For the three-month periods ended March 31, 2020, the aggregate results of these instruments, including the effects resulting from positions entered and settled during each period, generated gains of $6 million, recognized within “Financial income and other items, net” in the income statement.

Our Equity Forward Contracts on Third-Party Shares. As of December 31, 2019 and March 31, 2020, we maintained equity forward contracts with cash settlement in March 2021, respectively, over the price of 13.9 million shares of Grupo Cementos de Chihuahua, S.A.B. de C.V. (“GCC”) in 2019, and 13.6 million shares of GCC in March 2020, in connection with our sale of GCC shares in September 2017. During the year ended December 31, 2019 and the three-month period ended March 31, 2020, we early settled a portion of these contracts for 6.9 million shares and 0.3 million shares, respectively. Changes in the fair value of these instruments and early settlement effects generated gains of $8 million in the three-month period ended March 31, 2019, and losses of $33 million in the three-month period ended March 31, 2020 recognized within “Financial income and other items, net” in the income statement.

Our Interest Rate Swaps. As of December 31, 2019 and March 31, 2020, CEMEX held interest rate swaps for a notional amount of $1,000 million, the fair value of which represented a liability of $35 million and $64 million, respectively, negotiated in June 2018 to fix interest payments of existing bank loans bearing floating rates. The contracts mature in June 2023. For accounting purposes under IFRS, we designated these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently allocated through financial expense as the interest expense of the related bank loans is accrued. For the three-month periods ended in 2019 and 2020, changes in fair value of these contracts generated losses of $10 million and losses of $33 million, respectively, recognized in other comprehensive income.

Our Fuel Price Hedging Derivatives. As of December 31, 2019 and March 31, 2020, we maintained forward and option contracts negotiated to hedge the price of certain fuels, including diesel, and gas, as solid fuel, in several operations for aggregate notional amounts of $96 million and $185 million, respectively, with an estimated aggregate fair value representing assets of $1 million in 2019 and liabilities of $27 million in 2020. By means of these contracts, for our own consumption only, we fixed the price of these fuels over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel, gas or coal consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are recycled to operating expenses as the related fuel volumes are consumed. For the three-month periods ended March 31, 2019 and 2020, changes in fair value of these contracts recognized in other comprehensive income represented gains of $14 million and losses of $28 million, respectively.

With respect to our existing financial derivatives, we may incur net losses and be subject to margin calls that will require cash. If we enter into new derivative financial instruments, we may incur net losses and be subject to margin calls. The cash required to cover the margin calls may be substantial and may reduce the funds available to us for our operations or other capital needs.

As with any derivative financial instrument, we assume the creditworthiness risk of the counterparty, including the risk that the counterparty may not honor its obligations to us. Before entering into any derivative financial instrument, we evaluate, by reviewing credit ratings and our business relationship according to our policies, the creditworthiness of the financial institutions and corporations that are prospective counterparties to our derivative financial instruments. We select our counterparties to the extent we believe that they have the financial capacity to meet their obligations in relation to these instruments. Under current financial conditions and volatility, we cannot assure that risk of non-compliance with the obligations agreed to with such counterparties is minimal. See notes 16.4 and 16.5 to our audited consolidated financial statements included in the 2019 Annual Report.

The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices and supported by confirmations of these values received from the counterparties to these financial instruments. The notional amounts of derivative financial instrument agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss.

Interest Rate Risk, Foreign Currency Risk and Equity Risk

Interest Rate Risk. The table below presents tabular information of our fixed and floating rate long-term foreign currency-denominated debt as of March 31, 2020. Average floating interest rates are calculated based on forward rates in the yield curve as of March 31, 2020. Future cash flows represent contractual principal payments. The fair value of our floating rate long-term debt is determined by discounting future cash flows using borrowing rates available to us as of March 31, 2020 and is summarized as follows:

	Expected maturity dates as of March 31, 2020
Long-Term Debt(1)	2020	2021	2022	2023	After 2024	Total	Fair Value
	(In millions of Dollars, except percentages)
Variable rate	$51	662	2,178	604	520	$4,017	$3,758
Average interest rate	3.38%	3.95%	3.63%	4.08%	3.99%
Fixed rate	$1	1	40	53	6,191	$6,286	$5,496
Average interest rate	5.44%	5.59%	5.62%	5.62%%	5.52%%

(1)

The information above includes the current maturities of the long-term debt. Total long-term debt as of March 31, 2020 does not include our other financial obligations and the Perpetual Debentures for an aggregate amount of $441 million issued by consolidated entities. See note 18 to our unaudited condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019 included herein.

As of March 31, 2020, we were subject to the volatility of floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of March 31, 2019, 30% of our foreign currency-denominated long-term debt bore floating rates at a weighted average interest rate of LIBOR plus 244 basis points. As of March 31, 2020, 38% of our foreign currency-denominated long-term debt bore floating rates at a weighted average interest rate of LIBOR plus 265 basis points. As of March 31, 2019 and 2020, if interest rates at that date had been 0.5% higher, with all other variables held constant, our net income for the three-month periods ended March 31, 2019 and 2020 would have been increased by $5 million and $5 million, respectively, as a result of higher interest expense on variable-rate debt. However, this analysis does not include the interest rate swaps held by us during the three-month periods ended March 31, 2019 and 2020. See note 15A and 15C to our unaudited condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019 included herein.

Foreign Currency Risk. Due to our geographic diversification, our revenues are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations between the Dollar and the other currencies in which we operate. For the three-month period ended March 31, 2020, 21% of our revenues, before eliminations resulting from consolidation, were generated in Mexico, 30% in the U.S., 5% in the United Kingdom, 6% in France, 3% in Germany, 2% in Spain, 4% in the Rest of Europe, 3% in Colombia, 1% in Panama, 2% in Caribbean TCL, 2% in the Dominican Republic, 4% in the Rest of the SCA&C region, 3% in Philippines, 5% in Israel, 2% in the Rest of Asia, Middle East and Africa region and 7% from our Other operations.

As of March 31, 2020, 69% of our total debt plus other financial obligations was Dollar-denominated, 22% was Euro-denominated, 5% was Pound Sterling-denominated, 2% was Philippine Peso-denominated and immaterial amounts were denominated in other currencies, which does not include $441 million of Perpetual Debentures. Therefore, we had a foreign currency exposure arising from the debt plus other financial obligations denominated in Dollars and the debt and other financial obligations denominated in Euros versus the currencies in which our revenues are settled in most countries in which we operate. We cannot guarantee that we will generate sufficient revenues in Dollars and Euros from our operations to service these obligations. As of March 31, 2019 and 2020, CEMEX had not implemented any derivative financing hedging strategy to address this foreign currency risk.

Equity Risk. Equity risk represents the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of CEMEX, S.A.B. de C.V.’s and/or a third party’s shares. As described above, we have entered into equity forward contracts on GCC shares. Under these equity forward contracts, there is a direct relationship in the change in the fair value of the derivative with the change in price of the underlying share.

As of March 31, 2019 and 2020, the potential change in the fair value of our forward contracts in GCC shares that would result from a hypothetical, instantaneous decrease of 10% in the market price of GCC shares in Dollars, with all other variables held constant, our net income for the three-month period ended 2020 and 2019 would have been reduced by $4 million and $12 million, respectively, as a result of additional negative changes in fair value associated with these forward contracts. A 10% hypothetical increase in the price of GCC shares during such period would have generated approximately the opposite effect.

Liquidity Risk. Liquidity risk represents the risk that we will not have sufficient funds available to meet our obligations. In addition to cash flows provided by our operating activities, in order to meet our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, we rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. We are exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which we operate, any one of which may materially affect our results and reduce cash from operations. As of March 31, 2020, we had $135 million available in our revolving credit facility tranche under the 2017 Credit Agreement. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” included in the 2019 Annual Report for more information on the impact of COVID-19 on our debt and cash levels.

As of March 31, 2020, current assets exceeded current liabilities, which included $1,066 million of current maturities of debt and other financial obligations, by $188 million. For the three-month period ended March 31, 2020, we applied net cash flows provided by operating activities from continuing operations of $50 million, after payments of interest and income taxes. Our management believes that we will generate sufficient cash flows from operations in the following twelve months to meet our needs of cash. In addition, as of March 31, 2020, we had available committed lines of credit under the 2017 Facilities Agreement, which include the revolving credit facility, for a combined amount of $1,135 million. This, in addition to our historical capacity to be able to refinance and replace our short-term obligations, should enable us to meet any liquidity risk in the short term.

See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—The recent COVID-19 outbreak could materially adversely affect our financial condition and results of operations” and see “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” in the 2019 Annual Report, and “Recent Developments—Recent Developments Relating to Our Indebtedness—Recent Developments Relating to Amendments to the 2017 Facilities Agreement” for more information on our liquidity position and on risks to our business mainly caused by the COVID-19 pandemic.

Investments and Acquisitions

The transactions described below represent our principal investments, acquisitions and divestitures completed during the three-month period ended March 31, 2020.

●

On January 29, 2020, CHP, the holding company of our main operations in the Philippines, announced the results of its stock rights offering (“SRO”) pursuant to which 8,293,831,169 common shares of CHP were issued and listed on the Philippine Stock Exchange on March 4, 2020. As of December 31, 2019, CEMEX España indirectly held 66.78% of CHP’s common shares. After giving effect to the SRO, CEMEX España’s indirect ownership of CHP’s common shares increased to 75.66%.

●

From March 10, 2020 to March 24, 2020, under the 2019 repurchase program authorized at CEMEX, S.A.B. de C.V.’s ordinary general shareholders meeting held on March 28, 2019, CEMEX, S.A.B. de C.V. repurchased 378.2 million CPOs, which represented 2.5% of CEMEX, S.A.B. de C.V.’s outstanding share capital as of December 31, 2019, at a weighted-average price of 5.01 Pesos per CPO, which was equivalent to an amount $83.2 million, excluding value-added tax. CEMEX, S.A.B. de C.V. did not repurchase any other CPOs between January 1, 2020 and March 10, 2020 and has not repurchased any additional CPOs since March 24, 2020. See “Recent Developments—Recent Developments Relating to Our Shareholders’ Meeting” included in the 2019 Annual Report and “Recent Developments—Recent Developments Relating to Our Indebtedness—Recent Developments Relating to Amendments to the 2017 Facilities Agreement” for more information regarding our restrictions regarding the repurchase of shares.

Divestitures

●

On January 8, 2020, we reached an agreement for the sale of certain assets in the United Kingdom to Breedon for an amount of £178 million, including £23 million of debt. The assets held for sale as of December 31, 2019 consist of 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of our paving solutions business in the United Kingdom and certain other inactive sites of ours in the United Kingdom. If the divestiture is completed, we will retain significant operations in the United Kingdom related to, among other things, the production and sale of cement, ready-mix concrete, aggregates, asphalt and paving solutions. As of December 31, 2019 and March 31, 2020, the assets and liabilities associated with this transaction in the United Kingdom are presented in the statement of financial position within the line items of “assets held for sale,” including a proportional allocation of goodwill of $49 million, and “Liabilities directly related to assets held for sale,” respectively. For purposes of the income statements for the years ended December 31, 2017, 2018 and 2019, the operations related to this divestiture are presented net of tax in the single line item “Discontinued operations.” On January 20, 2020, the CMA imposed an initial enforcement order on Breedon, Southern Limited and Cemex Investments Limited in relation to this proposed acquisition by Breedon. The initial enforcement order requires both companies to operate separately while the CMA reviews the transaction. As of the date of this report, we expect this divestment should close upon the satisfaction of closing conditions that are standard for this type of transactions, including receiving the corresponding approval from the CMA. We do not control when all closing conditions would be satisfied, but we currently estimate that it could be prior to year-end 2020. Also, we are not able to assess if COVID-19 will further delay the closing of this divestment or prevent us from closing the transaction.

●

On March 6, 2020, we successfully closed our divestiture in the U.S. announced on November 26, 2019, pursuant to which our U.S. affiliate Kosmos, a partnership with a subsidiary of BUZZI Unicem S.p.A. in which CEMEX held a 75% interest, entered into a binding agreement for the sale of certain assets to Eagle Materials for $665 million. The share of proceeds to us from this transaction was $499 million, minus transaction costs. The assets that were divested consisted of the Kosmos cement plant in Louisville, Kentucky, USA, as well as related assets which included seven distribution terminals and raw material reserves.

OUR CORPORATE STRUCTURE AS OF MARCH 31, 2020

CEMEX, S.A.B. de C.V. is an operating and a holding company that, in general, operates its business through subsidiaries which, in turn, hold interests in CEMEX’s cement and ready-mix concrete operating companies, as well as other businesses. The following chart summarizes CEMEX’s corporate structure as of March 31, 2020, as well as certain developments after March 31, 2020. The chart also shows for each company, unless otherwise indicated, CEMEX’s approximate direct or indirect, or consolidated, percentage equity ownership or economic interest, or percentage of shares in certain subsidiaries that are part of the Collateral. The chart has been simplified to show only some of CEMEX’s major holding companies and/or operating companies in most of the main countries in which CEMEX operates, and/or relevant companies in which CEMEX holds a significant direct or indirect interest, and does not include all of CEMEX’s operating subsidiaries and its intermediate holding companies.

# CEMEX'S Corporate Structure

as of March 31, 2020

CEMEX, S.A.B. DE C.V. (Mexico)
CEMEX Innovation Holding Ltd. (Switzerland) 100% (1)(4)
CEMEX Operaciones México, S.A. de C.V. (Mexico) 100% (1)(2)
CxNetworks N.V. (Netherlands) 100% (3)
New Sunward Holding Financial Ventures B.V. (Netherlands) 100%
CEMEX Ventures B.V. (Netherlands) 100%
New Sunward Holding B.V. (Netherlands) 100% (4)(5)
CEMEX España, S.A. (Spain) 99.9% (6) (7)
CEMEX France Gestion (S.A.S.) (France) 100% (8)
CEMEX UK (United Kingdom) 100% (8)
RMC Holdings B.V. (Netherlands) 100% (8) (9)
CEMEX Deutschland AG (Germany) 100%
CEMEX Holdings (Israel) Limited (Israel) 100%
UAE (United Arab Emirates) 49% (10)
CEMEX Corp. (United States) 100%
CEMEX, Inc. (United States) 100%
CEMEX Materials, LLC. (United States) 100%
CEMEX Investments Limited (United Kingdom) 100%
CEMEX UK Operations Limited (United Kingdom) 100%
CEMEX Hrvatska d.d. (Croatia) 100%
Solid Cement Corporation (Philippines) 100% (11)
APO Cement Corporation (Philippines) 100% (11)
Assiut Cement Company (Egypt) 95.8% (8)
CEMEX de Puerto Rico, Inc. (Puerto Rico) 100% (8)
CEMEX Dominicana, S.A. (Dominican Republic) 100% (8)
CEMEX España Operaciones, S.L.U. (Spain) 100% (8)
CEMEX Haití (Haiti) 90% (8)
CEMEX Polska sp. Z.o.o (Poland) 100% (8)
CEMEX Czech Republic, s.r.o. (Czech Rep.) 100% (8)
CEMEX Holdings Philippines, Inc. (Philippines) 75.93% (8)
Trinidad Cement Limited (Trinidad and Tobago) 69.83% (8)
Caribbean Cement Company Limited (Jamaica) 79.04% (19)
Arawak Cement Company Limited (Barbados) 100%
CEMEX Jamaica Limited (Jamaica) 100% (8)
CEMEX Latam Holdings, S.A. (Spain) 73.17% (8) (12)
Cemento Bayano, S.A. (Panama) 99.5% (14)
GUATEMALA (Guatemala) 100% (15)
CEMEX El Salvador, S.A. (El Salvador) 100% (13)
CEMEX Colombia S.A. (Colombia) 97.7% (16)
CEMEX (Costa Rica), S.A. (Costa Rica) 99.2% (17)
CEMEX Nicaragua, S.A. (Nicaragua) 100% (18)

(1)	Includes CEMEX’s direct or indirect, or consolidated, interest.
(2)	Includes a 99.99% interest pledged or transferred to a security trust as part of the Collateral.
(3)	CxNetworks N.V. is the holding company of the global business and IT consulting entities, including Neoris N.V.
(4)	Includes a 100% interest pledged or transferred to a security trust as part of the Collateral.
(5)	Includes Cemex Operaciones México’s 54.54% interest and Cemex Innovation Holding Ltd.’s (“CIH”) 45.46% interest. CEMEX, S.A.B. de C.V. indirectly holds 100% of Cemex Operaciones México and CIH.
(6)	Includes New Sunward and CEMEX, S.A.B. de C.V.’s interest, and shares held in CEMEX España’s treasury.

(7)	Includes a 99.63% interest pledged or transferred to a security trust as part of the Collateral.
(8)	Includes CEMEX España’s direct or indirect, or consolidated, interest.
(9)	Includes CEMEX France Gestion (S.A.S.)’s (“CEMEX France”) 94.75% interest and CEMEX UK Operations Ltd.’s (“CEMEX UK”) 5.25% interest.
(10)

Represents CEMEX España’s indirect economic interest in three companies incorporated in the UAE, CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC. CEMEX España indirectly owns a 49% equity interest in each of these companies, and CEMEX España indirectly holds the remaining 51% of the economic benefits through agreements with other shareholders.

(11)	Represents CHP’s direct and indirect equity interest.
(12)	Represents outstanding shares of CLH capital stock and excludes treasury stock.
(13)	Represents CLH’s indirect interest.
(14)	Represents CLH’s 99.483% indirect interest in ordinary shares, and excludes: (i) a 0.516% interest held in Cemento Bayano, S.A.’s treasury, and (ii) a 0.001% interest held by third parties.
(15)

Represents CLH’s direct and indirect interest in four companies incorporated in Guatemala, CEMEX Guatemala, S.A., Global Concrete, S.A., Gestión Integral de Proyectos, S.A. and Cementos de Centroamérica, S.A.

(16)	Represents CLH’s 97.70% consolidated (direct and indirect) interest in ordinary shares and 98.94% direct interest in preferred shares.
(17)	Represents CEMEX Colombia S.A.’s (CEMEX Colombia) indirect interest.
(18)	Includes CEMEX (Costa Rica), S.A.’s 98% interest and CEMEX Colombia’s 2% indirect interest.
(19)	Includes Trinidad Cement Limited’s direct and indirect 74.08% interest and CEMEX, S.A.B. de C.V.’s indirect 4.96% interest.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Income Statements

(Millions of U.S. Dollars, except for earnings per share)

	For the three-month periods ended March 31,
	Note	2020	2019
Revenues		$3,085	3,094
Cost of sales		(2,119)	(2,122)

Gross profit		966	972
Operating expenses	5	(706)	(681)

Operating earnings before other expenses, net		260	291
Other expenses, net	6	(42)	(53)

Operating earnings		218	238
Financial expense	7A	(170)	(189)
Financial income and other items, net	7B	14	2
Share of profit of equity accounted investees		5	1

Earnings before income tax		67	52
Income tax	17A	(50)	(62)

Net income (loss) from continuing operations		17	(10)
Discontinued operations	4A	30	64

CONSOLIDATED NET INCOME		47	54
Non-controlling interest net income	18B	5	15

CONTROLLING INTEREST NET INCOME		$42	39

Basic earnings per share		$0.0009	0.0009
Basic earnings (loss) per share from continuing operations		$0.0003	(0.0005)
Diluted earnings per share		$0.0009	0.0009
Diluted earnings (loss) per share from continuing operations		$0.0002	(0.0005)

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Millions of U.S. Dollars)

		For the three-month periods ended March 31,
	Note	2020	2019
CONSOLIDATED NET INCOME		$47	54
Items that will not be reclassified subsequently to the income statement
Effects from strategic equity investments		(1)	(2)
Income tax recognized directly in other comprehensive income (loss)		—	1

Total items that will not be reclassified subsequently to the income statement		(1)	(1)
Items that are or may be reclassified subsequently to the income statement
Effects from derivative financial instruments designated as cash flow hedges, net	15C	121	(33)
Currency translation results of foreign subsidiaries, net		(693)	(123)
Income tax recognized directly in other comprehensive income (loss)		(41)	12

Total items that are or may be reclassified subsequently to the income statement		(613)	(144)

Total items of other comprehensive loss, net		(614)	(145)

TOTAL COMPREHENSIVE LOSS		(567)	(91)
Non-controlling interest comprehensive loss		(112)	(4)

CONTROLLING INTEREST COMPREHENSIVE LOSS		$(455)	(87)

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

(Millions of U.S. Dollars)

		March 31,	December 31,
	Note	2020	2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	8	$1,387	788
Trade accounts receivable	9	1,559	1,521
Other accounts receivable		366	325
Inventories	10	971	989
Assets held for sale		359	839
Other current assets	11	135	117

Total current assets		4,777	4,579

NON-CURRENT ASSETS
Equity accounted investees	12	478	481
Other investments and non-current accounts receivable		230	236
Property, machinery and equipment and assets for the right-of-use, net	13	11,071	11,850
Goodwill and intangible assets, net		11,434	11,590
Deferred income taxes		608	627

Total non-current assets		23,821	24,784

TOTAL ASSETS		$28,598	29,363

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current debt	15A	$226	62
Other financial obligations	15B	840	1,381
Trade payables		2,205	2,526
Income tax payable		194	219
Other current liabilities	16	1,102	1,184
Liabilities directly related to assets held for sale	4A	22	37

Total current liabilities		4,589	5,409

NON-CURRENT LIABILITIES
Non-current debt	15A	10,202	9,303
Other financial obligations	15B	971	1,044
Employee benefits		1,021	1,138
Deferred income taxes		723	720
Other non-current liabilities		917	925

Total non-current liabilities		13,834	13,130

TOTAL LIABILITIES		18,423	18,539

STOCKHOLDERS’ EQUITY
Controlling interest:
Common stock and additional paid-in capital	18A	10,378	10,424
Other equity reserves		(3,257)	(2,724)
Retained earnings		1,663	1,621

Total controlling interest		8,784	9,321
Non-controlling interest and perpetual debentures	18B	1,391	1,503

TOTAL STOCKHOLDERS’ EQUITY		10,175	10,824

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$28,598	29,363

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Millions of U.S. Dollars)

		For the three-month periods ended March 31,
	Note	2020	2019
OPERATING ACTIVITIES
Consolidated net income		$47	54
Discontinued operations		30	64

Net income (loss) from continuing operations		$17	(10)
Non-cash items:
Depreciation and amortization of assets		273	255
Impairment losses		—	5
Share of profit of equity accounted investees		(5)	(1)
Financial expense, financial income and other items, net		156	187
Income taxes	17	50	62
Changes in working capital, excluding income tax		(348)	(471)

Net cash flow provided by operating activities from continuing operations before financial expense, coupons on perpetual debentures and income tax		143	27

Financial expense and coupons on perpetual debentures paid	18B	(154)	(179)
Income taxes paid		(39)	(36)

Net cash flow used in operating activities from continuing operations		(50)	(188)
Net cash flow provided by operating activities from discontinued operations		12	1

Net cash flows used in operating activities		(38)	(187)

INVESTING ACTIVITIES
Property, machinery and equipment, net	13	(126)	(81)
Disposal and acquisition of subsidiaries and other disposal groups, net		441	386
Intangible assets		(17)	(31)
Non-current assets and others, net		37	(2)

Net cash flows provided by investing activities from continuing operations		335	272

FINANCING ACTIVITIES
Derivative financial instruments	15C	(50)	(12)
Proceeds from debt, net	15A	1,118	102
Other financial obligations, net	15B	(587)	(58)
Share repurchase program		(83)	—
Securitization of trade receivables	9	(15)	(27)
Non-current liabilities, net		(45)	(37)

Net cash flows provided by (used in) financing activities from continuing operations		338	(32)

Increase in cash and cash equivalents of continuing operations		623	52
Increase in cash and cash equivalents of discontinued operations		12	1
Cash conversion effect, net		(36)	(61)
Cash and cash equivalents at beginning of period		788	309

CASH AND CASH EQUIVALENTS AT END OF PERIOD	8	$1,387	301

Changes in working capital, excluding income taxes:
Trade receivables		$(119)	(140)
Other accounts receivable and other assets		(21)	(49)
Inventories		(41)	(35)
Trade payables		(169)	(198)
Other accounts payable and accrued expenses		2	(49)

Changes in working capital, excluding income taxes		$(348)	(471)

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Stockholders’ Equity

(Millions of U.S. Dollars)

	Note	Common stock	Additional paid-in capital	Other equity reserves	Retained Earnings	Total controlling interest	Non- controlling interest	Total stockholders’ equity
Balance at December 31, 2018		$318	10,013	(2,472)	1,622	9,481	1,572	11,053
Effects from adoption of IFRIC 23		–	–	–	6	6	—	6

Balance at January 1, 2019		318	10,013	(2,472)	1,628	9,487	1,572	11,059
Net income for the period		—	—	—	39	39	15	54
Other comprehensive loss for the period		—	—	(126)	—	(126)	(19)	(145)

Total comprehensive income (loss) for the period		—	—	(126)	39	(87)	(4)	(91)
Own shares purchased under share repurchase program	18A	—	(75)	75	—	—	—	—
Dividends		—	—	—	(150)	(150)	—	(150)
Share-based compensation		—	8	1	—	9	—	9
Coupons paid on perpetual debentures	18B	—		(7)	—	(7)	—	(7)

Balance at March 31, 2019		$318	9,946	(2,529)	1,517	9,252	1,568	10,820

Balance at December 31, 2019		318	10,106	(2,724)	1,621	9,321	1,503	10,824
Net income for the period		—	—	—	42	42	5	47
Other comprehensive loss for the period		—	—	(497)	—	(497)	(117)	(614)

Total comprehensive income (loss) for the period		—	—	(497)	42	(455)	(112)	(567)
Own shares purchased under share repurchase program	18A	—	(50)	(33)	—	(83)	—	(83)
Share-based compensation		—	4	4	—	8	—	8
Coupons paid on perpetual debentures	18B	—	—	(7)	—	(7)	—	(7)

Balance at March 31, 2020		$318	10,060	(3,257)	1,663	8,784	1,391	10,175

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2020 and December 31, 2019 and for the three-month periods ended

March 31, 2020 and 2019

(Millions of U.S. Dollars)

1) DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V., founded in 1906, is a public stock corporation with variable capital (Sociedad Anónima Bursatil de Capital Variable or S.A.B. de C.V. for its acronym in Spanish) organized under the laws of the United Mexican States, or Mexico, holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services. In addition, in order to facilitate the acquisition of financing and to run its operations in Mexico more efficiently, CEMEX, S.A.B. de C.V. carries out all businesses and operational activities of the cement, ready-mix concrete and aggregates sectors in Mexico.

The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”) under the symbol “CEMEXCPO.” Each CPO represents two series “A” shares and one series “B” share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V.’s shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares (“ADSs”) under the symbol “CX.” Each ADS represents ten CPOs.

The terms “CEMEX, S.A.B. de C.V.” and/or the “Parent Company” used in these accompanying notes to the condensed consolidated financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries.

2) RELEVANT EVENT DURING THE PERIOD AND AS OF THE ISSUANCE DATE OF THE FINANCIAL STATEMENTS

2A) COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared a pandemic the outbreak of the novel spread of the Coronavirus COVID-19 (the “COVID-19 Pandemic”), due to its rapid spread throughout the world, having affected as of such date more than 150 countries. Most governments took and are taking restrictive measures to contain the spread of such pandemic, which, have resulted, or may result in the following implications for the Company’s business units: (i) temporary restrictions on, or suspended access to, or shutdown, or suspension or the halt of, its manufacturing facilities, personnel shortages, production slowdowns or stoppages and disruptions in the delivery systems; (ii) disruptions or delays in the supply chains, including shortages of materials, products and services on which the Company and its businesses depend; (iii) reduced availability of land and sea transport, including labor shortages, logistics constraints and increased border controls or closures; (iv) increased cost of materials, products and services on which the Company and its businesses depend; (v) reduced investor confidence and consumer spending in the countries where the Company operates; (vi) a general slowdown in economic activity, including construction, and a decrease in demand for the Company’s products and services and industry demand generally; (vii) constraints on the availability of financing in the financial markets, if available at all; or (viii) inability to, if required, to further refinance the Company’s existing indebtedness in desired conditions, if financing is available at all. The wide spread of COVID-19 Pandemic has adversely affected and may continue to adversely affect CEMEX’s business continuity in some of the countries and markets in which the Company operates and offer its products and services.

These measures are negatively affecting and may further affect the workforce and operations of CEMEX, as well as the operations of its customers, distributors and suppliers. The Company maintains significant uncertainty regarding such measures and potential future measures, and restrictions on its access to its operating facilities, on its operations or on its workforce, or similar limitations for its distributors and suppliers, which could limit customer demand and/or the Company’s capacity to meet customers demand, any of which could have a material adverse effect on CEMEX’s financial condition and results of operations. The degree to which the COVID-19 Pandemic would affect the financial condition and results of operations of CEMEX will depend on future developments, which are highly uncertain, including, but not limited to, the duration and spread of the outbreak, its severity, the actions taken by local governments to contain the COVID-19 virus or ease its effects, and how quickly and to which extent normal economic and operating conditions will recover.

From the beginning of the COVID-19 Pandemic, CEMEX implemented, and has continue to implement, strict hygiene guidelines in all its operations and modified its manufacturing, selling and distributions processes to implement physical distancing for employees, and reduce the possibility of contagion. CEMEX’s operations have begun to be affected to different degrees. As of the date hereof, according and in compliance to the quarantine measures enacted and implemented by the local governments, certain CEMEX’s cement, ready-mix concrete and aggregates operating facilities in different parts of the world have been operating with reduced volumes and, in some cases, have temporarily halted operations due to the effects of the COVID-19 Pandemic. CEMEX most important segments are, or have been, affected as follows:

•

In Mexico, CEMEX is operating in accordance with technical guidelines set by the Mexican government. CEMEX had initially, announced that the Company would temporarily halt all production and certain related activities in Mexico until April 30, 2020, in accordance with a decree (the “Mexico COVID-19 Decree”) issued by the Health Ministry in Mexico in response to COVID-19 Pandemic. However, on April 7, 2020, relying on technical guidelines to the Mexico COVID-19 Decree issued by the Health Ministry of Mexico in the Official Mexican Gazette, CEMEX announced that the Company would be permitted to resume production and related activities in Mexico to support the development of sectors designated as essential by the Mexican government during the COVID-19 Pandemic. Based on publications issued on May 14, 2020 in the Official Mexican Gazette regarding the reopening of certain activities, companies dedicated to construction and mining industry activities may be able to resume operations on or around June 1, 2020 as long they comply with the applicable governmental health and safety protocols and guidelines.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2020 and December 31, 2019 and for the three-month periods ended

March 31, 2020 and 2019

(Millions of U.S. Dollars)

COVID-19 Pandemic – continued

•

In most of CEMEX’s South America, Central America and Caribbean region, the Company’s operations have been temporarily affected. As a result of different regulations, CEMEX’s operations in Trinidad and Tobago, Barbados and Panama, have been temporarily halted in most of its operations. Furthermore, in Colombia, CEMEX temporarily halted production and related activities on March 25, 2020. However, pursuant to a subsequent nationwide decree on April 8, 2020, CEMEX partially resumed certain operations that were deemed essential to attend to the COVID-19 pandemic in Colombia from April 13 to April 27, 2020, after which time our full operations in Colombia would resume. CEMEX has also adopted certain preventive measures with respect to its operations in Guatemala and the Dominican Republic, resulting in reduced activity and, in turn, production, in these countries. On May 14, 2020, CEMEX informed that its operations in Trinidad and Tobago and Barbados received the approval of the governments of Trinidad and Tobago, and Barbados, respectively, to resume all operations in those countries. In addition, in Panama, CEMEX expects to resume operations on June 8, 2020, as long as the government of Panama does not delay the date.

•

In Europe, Middle East, Africa and Asia region, CEMEX’s main effects have been experienced in Spain and the Philippines, where its operations are running on a limited basis or have temporarily halted. Other countries have experienced negative effect on the market side, with drops in demand resulting in some temporary site closures. On May 20, 2020, CEMEX resumed its operations at its Solid Cement Plant.

•

In the United States, except for a few ready-mix concrete plants in the San Francisco area that have been temporarily shut down, all sites that were operational before the COVID-19 Pandemic remain active. Although states and local governments continue to modify terms of shelter in place orders, while CEMEX has seen some decrease in volumes attributable to COVID-19 Pandemic, CEMEX believes that its customers have generally adjusted to the increased operating safety requirements on projects under construction and do not seem to be ceasing their activity.

The International Monetary Fund recently published its World Economic Outlook report, which stated that as a result of the COVID-19 Pandemic and its effects on supply chains, global trade, mobility of persons, business continuity, lower demand for goods and services and oil prices, have significantly increased the risk of a deep global recession and projects the global economy to contract sharply. Even though some governments and central banks have implemented monetary and fiscal policies to curb the potential adverse effects on economies and financial markets, these measures may vary by country and may not be enough to deter material adverse economic and financial effects. The Company expects that the construction activity across most of the markets in which it operates will be adversely affected for a few months, once that restrictive measures would be lifted, before returning to pre-COVID-19 Pandemic levels.

The consequences resulting from the COVID-19 Pandemic have started to considerably affect the Company. CEMEX considers that, as the effects and duration of such pandemic may extend, there could be significant adverse effects in the future mainly in connection with: (i) increases in estimated credit losses on trade accounts receivable; (ii) impairment of long-lived assets including goodwill; (iii) variation in exchange rates; and (iv) further disruption in supply chains. As of the issuance date of these financial statements it is not possible to make reliable estimates of potential unforeseen adverse effects on the Company’s business from the COVID-19 Pandemic that may arise due to the uncertainty associated to the duration and consequences of the COVID-19 in the different markets in which the Company operates. Nonetheless, as events evolve during the year 2020 and there will be increased visibility identify and measure such effects, CEMEX will continue to evaluate and recognize the possible adverse effects in its financial condition, results of operations and cash flow.

In order to mitigate short-term liquidity risks to the Company, in March 2020, CEMEX drew down $1,000 under the committed revolving facility (note 15A). CEMEX also has identified several cost-savings and cash enhancing initiatives for year-2020. Among other things, CEMEX intends to suspend, reduce or delay certain planned (i) capital expenditures; (ii) budgeted operating expenses in line with the evolution of demand per market in which CEMEX operates, (iii) production and, where required, inventory levels in all of CEMEX’s markets in line with lower demand conditions; and (iv) corporate and global network activities that detract from the Company’s business focus on managing the crisis and their respective operations. In addition, CEMEX is suspending its share repurchase program for the remainder of the year and, as previously informed, CEMEX, S.A.B. de C.V. will not be paying dividends during 2020. The Company projects it will generate sufficient cash flows from operations in the following twelve months which, will enable the Company to meet its short-term obligations.

Moreover, CEMEX took the following temporary measures, starting May 1st, 2020 and for a 90-day period and subject to all applicable laws and regulations, CEMEX, S.A.B. de C.V.’s Chairman of the Board of Directors, Chief Executive Officer and the members of our Executive Committee have agreed to forgo 25% of their salaries; the members of the Board of Directors of CEMEX, S.A.B. de C.V. have agreed to forgo 25% of their remuneration (including with respect that took place meetings in April 2020). In addition, CEMEX has asked certain senior executives to voluntarily forgo 15% of their monthly salaries also during May, June and July 2020. Finally, CEMEX has asked other salaried employees to voluntarily defer 10% of their monthly salary during the same three-month period, the deferred amount to be paid in full during December 2020; and for hourly employees, where applicable, CEMEX will work to mitigate the effects on jobs derived from any operational shutdowns due to demand contraction or government measures as a consequence of the COVID-19 Pandemic and economic crisis.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2020 and December 31, 2019 and for the three-month periods ended

March 31, 2020 and 2019

(Millions of U.S. Dollars)

2B) Renegotiation under the 2017 Credit Agreement (note 15A)

As of March 31, 2020, the Company was in compliance with its financial covenants under the 2017 Facilities Agreement (“2017 Credit Agreement”). Nonetheless, the anticipated adverse effects on the Company’s business and operating performance during 2020 as a result of the COVID-19 Pandemic, as discussed above, could result in the Company not meeting its financial covenants under the 2017 Credit Agreement in a future compliance date during 2020, including the leverage and coverage ratios. Considering this, on April 23, 2020 the Company formally requested its lenders under the 2017 Credit Agreement to modify the financial covenants contained therein. CEMEX’s failure to comply with such financial covenants could result in an event of default under the 2017 Credit Agreement, as well as the notes payable under the cross-default provisions thereof, which if that were to occur would materially and adversely affect the Company’s business, financial condition, liquidity and results of operations. On May 22, 2020, CEMEX and its lenders reached an agreement to modify the aforementioned financial covenants to levels the Company believes it will comply with throughout 2020 during the COVID-19 Pandemic and in subsequent months following the expected return to normal operations. As a result of the modifications to its financial covenants, the Company agreed to a one-time fee of $13 (35 basis points (“bps”)) that was expensed as incurred. Moreover, CEMEX agreed to certain temporary restrictions with respect to permitted capital expenditures, share repurchase programs, acquisitions and/or the use of proceeds from asset sales and fundraising activities, as well as an increase from zero to 125 bps in the financial expense, depending on the corresponding applicable margin, CEMEX would be required to pay under the 2017 Credit Agreement.

The condensed consolidated financial statements have been prepared under the principle of going concern.

3) SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the International Accounting Standard 34 Interim Financial Reporting (“IAS 34”). Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of CEMEX since the last annual consolidated financial statements as of and for the year ended December 31, 2019.

The accompanying condensed consolidated statement of financial position as of March 31, 2020, as well as the related condensed consolidated income statements, the condensed consolidated statements of comprehensive income (loss), the condensed consolidated statements of cash flows and the condensed consolidated statements of changes in stockholders’ equity for the three-month periods ended March 31, 2020 and 2019 and their related disclosures included in these notes to the condensed consolidated financial statements are unaudited.

3A) BASIS OF PRESENTATION AND DISCLOSURE

The accounting policies that were applied to these condensed consolidated financial statements of March 31, 2020, are the same as those applied by CEMEX in its consolidated financial statements as at and for the year ended December 31, 2019, considering as subsequently described in this note.

Change in presentation currency

Beginning March 31, 2019 and for all subsequent and comparative periods thereof, CEMEX informed the MSE and the Mexican Banking and Exchange Commission that based on International Accounting Standard 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”) under International Financial Reporting Standards (“IFRS”) and with the authorization of CEMEX, S.A.B. de C.V.’s Board of Directors, considering the previous favorable opinion of its Audit Committee, CEMEX changed its presentation currency from the Mexican peso to the U.S. Dollar and described that the new presentation currency was preferable considering the following factors:

•

For a consolidated group that comprises operations with a number of functional currencies, it is a decision of each entity to select its presentation currency under IAS 21, which may be the currency that management uses when controlling and monitoring the performance and financial position of the group. In the case of CEMEX, management uses the U.S. Dollar for these purposes;

•

The Company believes that presenting its consolidated financial information using the U.S. Dollar improves and facilitates the analysis to a broad range of users (rating agencies, analysts, investors and lenders, among others) of the Company’s consolidated financial statements; and

•	The use of the U.S. Dollar as presentation currency also improves the comparison of the CEMEX’s consolidated financial statements with those of other global entities.

The comparative amounts before March 31, 2019 are presented as if the U.S. Dollar had always been CEMEX’s presentation currency. The change in presentation currency did not affect negatively or positively the impact of CEMEX’s transactions in its financial statements, did not constitute any form of foreign exchange hedge for balances denominated or transactions incurred in U.S. Dollars or other currencies and did not change in any form the several functional currencies used in each unit within CEMEX.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2020 and December 31, 2019 and for the three-month periods ended

March 31, 2020 and 2019

(Millions of U.S. Dollars)

Newly issued IFRS with impact on the reported periods

IFRS 16, Leases (“IFRS 16”)

Beginning January 1, 2019, IFRS 16 superseded all existing guidance related to lease accounting including IAS 17, Leases and introduced a single lessee accounting model that requires a lessee to recognize, for all leases, assets for the “right-of-use” the underlying asset against a corresponding financial liability, representing the net present value of the estimated fixed payments under the lease contract, allowing exemptions in case of leases with a term of less than 12 months or when the underlying asset is of low value. Under this model, the lessee recognizes in the income statement depreciation of the asset for the right-of-use and interest on the lease liability. After concluding the inventory and measurement of its leases, CEMEX adopted IFRS 16 using the full retrospective approach by means of which it determined an opening cumulative effect in its statement of financial position as of January 1, 2017, representing an increase in assets for the right-of-use of $851, an increase in deferred income tax assets of $23, an increase in other financial obligations of $978 and a reduction in retained earnings of $104. The initial reduction in stockholders’ equity refers to a temporary difference between the depreciation expense of the assets for the right-of-use under the straight–line method against the amortization of the liability under the effective interest rate method both measured from the beginning of the contracts, which will be reversed during the remaining life of the contracts.

Other newly issued IFRS adopted in the reported periods

In addition, there were other new standards, interpretations and standard amendments adopted as of January 1, 2019 and 2020, as correspond, which did not result in any material impact on CEMEX results or financial position, and which are summarized as follows:

Standard	Main topic
IFRIC 23, Uncertainty over income tax treatments	Based on IFRIC 23, the income tax effects from an uncertain tax position are recognized when it is probable that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position and have full knowledge of all relevant information. For each position is considered individually its probability, regardless of its relation to any other broader tax settlement. The probability threshold represents a positive assertion by management that CEMEX is entitled to the economic benefits of a tax position. If a tax position is considered not probable of being sustained, no benefits of the position are recognized. Interest and penalties related to unrecognized tax benefits are recorded as part of the income tax in the consolidated income statements. The adoption effect of IFRIC 23 credited to retained earnings as of January 1, 2019 was $6.

Amendments to IFRS 3, Business combinations	The amendments definition of a business requires that an acquisition include an input and a substantive process that together contribute significantly to the ability to create outputs. The definition of the term “outlets” is modified to focus on goods and services provided to customers, generating investment income and other income, and excludes returns in the form of lower costs and other economic benefits. The modifications are likely to result in more acquisitions being accounted for as asset acquisitions.

Amendments to IAS 1, Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors	The amendments use a coherent definition of materiality throughout the International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 on non-material information.

Amendments to IFRS 9, IAS 39 and IFRS 7 - The Reform of the Reference Interest Rates	The amendments refer to the replacement of the Interbank Reference Rates (IBOR) and provide temporary relief to continue applying hedge accounting during the period of uncertainty before its replacement by an alternate quasi risk-free rate.

Definition of terms

When reference is made to U.S. dollars or “$” it means dollars of the United States of America (“United States”). The amounts in the financial statements and the accompanying notes are stated in millions, except when references are made to earnings per share and/or prices per share. When reference is made to “Ps” or “pesos”, it means Mexican Pesos. When reference is made to “€” or “euros,” it means the currency in circulation in a significant number of European Union (“EU”) countries. When reference is made to “£” or “pounds”, it means British pounds sterling. When it is deemed relevant, certain amounts in foreign currency presented in the notes to the financial statements include between parentheses a convenience translation into dollars and/or into pesos, as applicable. Previously reported convenience translations of prior years are not restated unless the transaction is still outstanding, in which case those are restated using the closing exchange rates as of the reporting date. These translations should not be construed as representations that the amounts in dollars or pesos, as applicable, represent those dollar or peso amounts or could be converted into dollar or peso at the rate indicated.

3B) TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

The financial statements of foreign subsidiaries, as determined using their respective functional currency, are translated to U.S. Dollars at the closing exchange rate for statement of financial position accounts and at the closing exchange rates of each month within the period for income statement accounts. The corresponding translation effect is included within “Other equity reserves” and is presented in the statement of other comprehensive income for the period as part of the foreign currency translation adjustment until the disposal of the net investment in the foreign subsidiary.

The most significant closing exchange rates for statement of financial position accounts and the approximate average exchange rates (as determined using the closing exchange rates of each month within the period) for income statement accounts for the main functional currencies to the U.S. dollar as of March 31, 2020 and 2019 and December 31, 2019, were as follows:

	As of March 31, 2020		As of December 31, 2019	As of March 31, 2019
Currency	Closing	Average	Closing	Average
Mexican Peso	23.68	20.72	18.92	19.27
Euro	0.9070	0.9076	0.8917	0.8807
British Pound Sterling	0.8057	0.7819	0.7550	0.7606
Colombian Peso	4,065	3,672	3,277	3,137
Egyptian Pound	15.7489	15.7203	16.0431	17.5023
Philippine Peso	50.680	50.827	50.6350	52.107

3C) USE OF ESTIMATES AND CRITICAL ASSUMPTIONS

The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates.

The main items subject to estimates and assumptions include, among others, the determination of fair values and the impairment tests of long-lived assets and inventories, the valuation of expected credit losses of trade accounts receivable, the recognition of deferred income tax assets, as well as the evaluation of contingencies resulting from ongoing legal and/or tax proceedings. Significant judgment by management is required to appropriately measure these items, especially in periods of uncertainty such as that resulting from the COVID-19 Pandemic.

3D) NEWLY ISSUED IFRS NOT YET ADOPTED

IFRS issued as of the date of issuance of these financial statements which have not yet been adopted are described as follows:

Standard 1	Main topic	Effective date
Amendments to IFRS 10, Consolidated financial statements and IAS 28	Clarify the recognition of gains or losses in the Parent’s financial statements for the sale or contribution of assets between an investor and its associate or joint venture.	Has yet to be set

Amendments to IAS 1, Presentation of Financial Statements	Clarifies the requirements to be applied in classifying liabilities as current and non- current.	January 1, 2022

IFRS 17, Insurance contracts	The standard establishes the principles of recognition, valuation, presentation and disclosure of insurance contracts and replaces IFRS 4, Insurance contracts. The rule sets out a General Model, which is modified by insurance contracts with direct participation clauses, described as the Variable Fee Approach. The General Model is simplified if certain criteria are met by measuring the liability for remaining coverage using the Premium Allocation Approach.	January 1, 2023

1	The effects of adoptions are under analysis of Company’s management who expects to adopt them in their specific effective dates.

4) DISCONTINUED OPERATIONS AND SELECTED FINANCIAL INFORMATION BY GEOGRAPHIC OPERATING SEGMENT AND LINE OF BUSINESS

4A) DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

As of March 31, 2020, through an affiliate in the United Kingdom, CEMEX had a firm commitment signed on January 8, 2020 with Breedon Group plc for the sale of certain assets for an amount of £178, including £23 of debt. The assets held for sale mainly consist of 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of CEMEXs paving solutions business in the United Kingdom. As of March 31, 2020, the assets and liabilities associated with this segment in the United Kingdom are presented in the statement of financial position within the line items of “assets held for sale,” including a proportional allocation of goodwill of $47. Moreover, for purposes of the income statements for the three-month periods ended March 31, 2020 and 2019 the operations related to this segment are presented net of tax in the single line item “Discontinued operations.” CEMEX currently estimates to finalize this divestment prior to year-end 2020. Also, CEMEX is not able to assess if COVID-19 will further delay the closing of this divestment or prevent CEMEX from closing the transaction.

On March 6, 2020, CEMEX concluded the sale of its U.S. affiliate Kosmos Cement Company (“Kosmos”), a partnership with a subsidiary of Buzzi Unicem S.p.A. in which CEMEX held a 75% interest, to Eagle Materials Inc. for $665. The share of proceeds to CEMEX from this transaction was $499 before transactional and other costs and expenses. The assets divested consist of Kosmos’ cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves. CEMEX’s income statements for the three-month periods ended March 31, 2020 and 2019 present the operations related to this segment from January 1 to March 6, 2020 and for the three-month period ended March 31, 2019, respectively, net of income tax in the single line item “Discontinued operations.”

On June 28, 2019, after obtaining customary authorizations, CEMEX closed with several counterparties the sale of its ready-mix and aggregates business in the central region of France for an aggregate price of €31.8 ($36.2). CEMEX’s operations of these disposed business in France for the three-month period ended March 31, 2019 are reported net of income tax in the single line item “Discontinued operations”.

On May 31, 2019, CEMEX concluded the sale of its aggregates and ready-mix business in the North and North-West regions of Germany to GP Günter Papenburg AG for €87 ($97). The assets divested in Germany consist of 4 aggregates quarries and 4 ready-mix facilities in North Germany, and 9 aggregates quarries and 14 ready-mix facilities in North-West Germany. CEMEX’s operations of these disposed assets for the three-month period ended March 31, 2019 are reported net of income tax in the single line item “Discontinued operations.”

On March 29, 2019, CEMEX closed the sale of its business in the Baltics and Nordics to the German building materials group Schwenk, for a price equivalent to $387. The Baltic business divested consisted of one cement production plant in Broceni with a production capacity of approximately 1.7 million tons, four aggregates quarries, two cement quarries, six ready-mix plants, one marine terminal and one land distribution terminal in Latvia. The business divested also included CEMEX’s 37.8% indirect interest in one cement production plant in Akmenes in Lithuania, with a production capacity of approximately 1.8 million tons, as well as the exports business to Estonia. The Nordic business divested consisted of three import terminals in Finland, four import terminals in Norway and four import terminals in Sweden. CEMEX’s operations of these disposed businesses for the period from January 1 to March 29, 2019 are reported net of income tax in the single line item “Discontinued operations.”

On March 29, 2019, CEMEX signed a binding agreement with Çimsa Çimento Sanayi Ve Ticaret A.Ş. to divest CEMEX’s white cement business, except for Mexico and the U.S., for a price of $180, including its Buñol cement plant in Spain and its white cement customers list. The transaction is pending for approval from the Spanish authorities. As of March 31, 2020, the assets and liabilities associated with the white cement business were presented in the statement of financial position within the line items of “assets held for sale” and “liabilities directly related to assets held for sale”, as correspond. Moreover, CEMEX’s operations of these assets in Spain for the three-month periods ended March 31, 2020 and 2019 are reported in the income statements, net of income tax, in the single line item “Discontinued operations.” CEMEX currently estimates to finalize this divestment prior to year-end 2020. Also, CEMEX is not able to assess if COVID-19 will further delay the closing of this divestment or prevent CEMEX from closing the transaction.

The following table presents condensed combined information of the income statements of CEMEX’s discontinued operations in: a) the United Kingdom for the three-month periods ended March 31, 2020 and 2019; b) the United States related to Kosmos for the period from January 1 to March 6, 2020 and the three- month period ended March 31, 2019; c) France for the three-month period ended March 31, 2019; d) Germany for the three-month period ended March 31, 2019; e) the Baltics and Nordics for the period from January 1 to March 29, 2019; and f) Spain for the three-month periods ended March 31, 2020 and 2019:

	2020	2019
Revenues	$87	173
Cost of sales and operating expenses	(81)	(171)
Financial expenses, net	6	—

Result of discontinued operations	12	2
Disposal result and reclassification of currency translation effects	18	62

Net result of discontinued operations	$30	64

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2020 and December 31, 2019 and for the three-month periods ended

March 31, 2020 and 2019

(Millions of U.S. Dollars)

4B) SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS

Reportable segments represent the components of CEMEX that engage in business activities from which CEMEX may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available. CEMEX operates geographically and by business on a regional basis. For the reported periods, the Company’s operations were organized in five geographical regions, each under the supervision of a regional president, as follows: 1) Mexico, 2) United States, 3) Europe, 4) South, Central America and the Caribbean (“SCA&C”), and 5) Asia, Middle East and Africa (“AMEA”). Beginning April 1, 2020 and for subsequent periods, according to organizational changes communicated on March 25, 2020, the geographical regions Europe and AMEA will be reorganized under a single regional president and will be denominated Europe, Middle East, Africa and Asia (“EMEAA”). The accounting policies applied to determine the financial information by reportable segment are consistent with those applied to the consolidated financial statements as of and for the year ended December 31, 2019.

As of March 31, 2020, considering similar regional and economic characteristics and/or materiality, certain countries have been aggregated and presented as single line items as follows: a) “Rest of Europe” refers mainly to CEMEX’s operations and activities in Poland, the Czech Republic and Croatia; b) “Rest of SCA&C” refers mainly to CEMEX’s operations and activities in Costa Rica, Puerto Rico, Nicaragua, Jamaica, the Caribbean, Guatemala and El Salvador, excluding the acquired operations of TCL; c) “Caribbean TCL” refers to TCL’s operations mainly in Trinidad and Tobago, Jamaica, Guyana and Barbados; and d) “Rest of AMEA” refers to CEMEX’s operations and activities in Egypt and the United Arab Emirates. The segment “Others” refers to: 1) cement trade maritime operations, 2) Neoris N.V., CEMEX’s subsidiary involved in the business of information technology solutions, 3) the Parent Company, other corporate entities and finance subsidiaries, and 4) other minor subsidiaries with different lines of business.

Selected information of the consolidated income statements by reportable segment for the three- month periods ended March 31, 2020 and 2019, excluding the share of profits of equity accounted investees by reportable segment, was as follows:

For the three-month period ended March 31, 2020	Revenues (including intragroup transactions)	Less: Intragroup transactions	Revenues	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Financial income and other items, net
Mexico	$685	(35)	650	233	37	196	(5)	(8)	21
United States	965	—	965	163	108	55	3	(14)	(5)
Europe
United Kingdom	173	—	173	11	16	(5)	(1)	(3)	(3)
France	183	—	183	13	11	2	—	(3)	—
Germany	92	(8)	84	1	6	(5)	—	(1)	(1)
Spain	73	(7)	66	1	11	(10)	(1)	(1)	1
Rest of Europe	136	(2)	134	19	11	8	—	—	—
SCA&C [1]
Colombia	102	—	102	16	6	10	(1)	(1)	(42)
Panama	35	(2)	33	10	4	6	—	—	—
Caribbean TCL [2]	61	(2)	59	13	5	8	—	(1)	(2)
Dominican Republic	58	(4)	54	23	2	21	—	—	1
Rest of SCA&C	123	(5)	118	28	5	23	—	(1)	2
AMEA
Philippines [3]	111	—	111	31	11	20	—	—	(1)
Israel	173	—	173	24	7	17	—	(1)	—
Rest of AMEA	69	—	69	4	6	(2)	(2)	—	6
Others	233	(122)	111	(57)	27	(84)	(35)	(136)	37

Continuing operations	3,272	(187)	3,085	533	273	260	(42)	(170)	14
Discontinued operations	87	—	87	9	3	6	20	—	6

Total	$3,359	(187)	3,172	542	276	266	(22)	(170)	20

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2020 and December 31, 2019 and for the three-month periods ended

March 31, 2020 and 2019

(Millions of U.S. Dollars)

Selected financial information by reportable segments and line of business – continued

For the three-month period ended March 31, 2019	Revenues (including intragroup transactions)	Less: Intragroup transactions	Revenues	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Financial income and other items, net
Mexico	$706	(23)	683	255	38	217	(3)	(9)	2
United States	855	—	855	123	98	25	(3)	(16)	(4)
Europe
United Kingdom	187	—	187	20	17	3	—	(4)	(4)
France	219	—	219	23	12	11	(1)	(2)	—
Germany	72	(11)	61	(7)	6	(13)	—	(1)	(1)
Spain	83	(7)	76	1	8	(7)	(12)	(1)	2
Rest of Europe	131	(2)	129	10	11	(1)	—	(1)	(2)
SCA&C [1]
Colombia	128	—	128	22	7	15	(3)	(1)	6
Panama	50	—	50	14	5	9	—	—	—
Caribbean TCL [2]	63	(2)	61	15	5	10	(1)	(2)	—
Dominican Republic	58	(3)	55	20	2	18	—	—	—
Rest of SCA&C	133	(5)	128	31	5	26	—	(1)	(3)
AMEA
Philippines [3]	120	—	120	29	9	20	—	—	(2)
Israel	151	—	151	19	5	14	—	(1)	—
Rest of AMEA	75	—	75	5	6	(1)	(2)	(1)	9
Others	265	(149)	116	(34)	21	(55)	(28)	(149)	(1)

Continuing operations	3,296	(202)	3,094	546	255	291	(53)	(189)	2
Discontinued operations	173	—	173	19	17	2	1	—	—

Total	$3,469	(202)	3,267	565	272	293	(52)	(189)	2

1

CEMEX Latam Holdings, S.A. (“CLH”), a company incorporated in Spain, trades its ordinary shares on the Colombian Stock Exchange. CLH is the indirect holding company of CEMEX’s operations in Colombia, Panama, Costa Rica, Guatemala, Nicaragua and El Salvador. As of March 31, 2020 and 2019, there is a non-controlling interest in CLH of 26.83% and 26.78%, respectively, excluding shares held in CLH’s treasury.

2	TCL’s shares trade on the Trinidad and Tobago Stock Exchange. As of March 31, 2020 and 2019, there is a non-controlling interest in TCL of 30.17% of its ordinary shares.
3

CEMEX’s operations in the Philippines are mainly conducted through CEMEX Holdings Philippines, Inc. (“CHP”), a Philippine company whose shares trade on the Philippines Stock Exchange. As of March 31, 2020 and 2019, there is a non-controlling interest in CHP of 24.07% and 45%, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2020 and December 31, 2019 and for the three-month periods ended

March 31, 2020 and 2019

(Millions of U.S. Dollars)

As of March 31, 2020 and December 31, 2019 selected information of condensed consolidated statement of financial position by reportable segment was as follows:

As of March 31, 2020	Equity accounted investees	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets
Mexico	$—	3,104	3,104	1,194	1,910	38
United States	139	13,795	13,934	2,368	11,566	58
Europe
United Kingdom	6	1,421	1,427	1,122	305	15
France	50	915	965	464	501	7
Germany	4	395	399	333	66	4
Spain	—	1,118	1,118	187	931	9
Rest of Europe	10	695	705	228	477	11
SCA&C
Colombia	—	1,002	1,002	352	650	2
Panama	—	328	328	97	231	—
Caribbean TCL	—	532	532	236	296	2
Dominican Republic	—	186	186	67	119	—
Rest of SCA&C	—	384	384	149	235	1
AMEA
Philippines	—	719	719	171	548	32
Israel	—	604	604	378	226	3
Rest of AMEA	—	414	414	117	297	1
Others	269	2,149	2,418	10,938	(8,520)	1

Total	478	27,761	28,239	18,401	9,838	184
Assets held for sale and directly related liabilities	—	359	359	22	337	—

Total consolidated	$478	28,120	28,598	18,423	10,175	184

As of December 31, 2019	Equity accounted investees	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets
Mexico	$—	3,910	3,910	1,443	2,467	199
United States	143	13,755	13,898	2,440	11,458	398
Europe
United Kingdom	6	1,556	1,562	1,225	337	67
France	50	928	978	460	518	38
Germany	4	397	401	353	48	25
Spain	—	1,190	1,190	185	1,005	34
Rest of Europe	11	745	756	304	452	52
SCA&C
Colombia	—	1,187	1,187	428	759	25
Panama	—	337	337	105	232	10
Caribbean TCL	—	542	542	236	306	21
Dominican Republic	—	193	193	66	127	8
Rest of SCA&C	—	381	381	164	217	18
AMEA
Philippines	—	689	689	141	548	84
Israel	—	611	611	429	182	33
Rest of AMEA	—	423	423	131	292	13
Others	267	1,199	1,466	10,392	(8,926)	8

Total	481	28,043	28,524	18,502	10,022	1,033
Assets held for sale and directly related liabilities	—	839	839	37	802	—

Total consolidated	$481	28,882	29,363	18,539	10,824	1,033

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2020 and December 31, 2019 and for the three-month periods ended

March 31, 2020 and 2019

(Millions of U.S. Dollars)

Revenues by line of business and reportable segment for the three-month periods ended March 31, 2020 and 2019 were as follows:

2020	Cement	Concrete	Aggregates	Others	Eliminations	Revenues
Mexico	$475	185	46	135	(191)	650
United States	374	561	237	123	(330)	965
Europe
United Kingdom	51	69	72	69	(88)	173
France	—	147	79	2	(45)	183
Germany	42	38	12	31	(39)	84
Spain	53	20	5	5	(17)	66
Rest of Europe	89	55	13	5	(28)	134
SCA&C
Colombia	73	33	10	16	(30)	102
Panama	27	8	3	2	(7)	33
Caribbean TCL	59	2	1	4	(7)	59
Dominican Republic	45	6	2	9	(8)	54
Rest of SCA&C	109	9	2	7	(9)	118
AMEA
Philippines	111	—	—	1	(1)	111
Israel	—	145	45	27	(44)	173
Rest of AMEA	53	21	—	1	(6)	69
Others	—	—	—	692	(581)	111

Continuing operations	1,561	1,299	527	1,129	(1,431)	3,085
Discontinued operations	31	14	27	15	—	87

Total	$1,592	1,313	554	1,144	(1,431)	3,172

2019	Cement	Concrete	Aggregates	Others	Eliminations	Revenues
Mexico	$490	193	47	144	(191)	683
United States	330	499	210	105	(289)	855
Europe
United Kingdom	59	78	71	79	(100)	187
France	—	181	89	4	(55)	219
Germany	34	32	10	43	(58)	61
Spain	59	24	6	6	(19)	76
Rest of Europe	78	55	21	10	(35)	129
SCA&C
Colombia	89	48	14	18	(41)	128
Panama	38	14	4	4	(10)	50
Caribbean TCL	62	2	1	3	(7)	61
Dominican Republic	47	6	2	8	(8)	55
Rest of SCA&C	115	7	24	6	(24)	128
AMEA
Philippines	120	—	—	1	(1)	120
Israel	—	126	38	27	(40)	151
Rest of AMEA	54	27	—	1	(7)	75
Others	—	—	—	890	(774)	116

Continuing operations	1,575	1,292	537	1,349	(1,659)	3,094
Discontinued operations	68	40	49	22	(6)	173

Total	$1,643	1,332	586	1,371	(1,665)	3,267

5) OPERATING EXPENSES

Consolidated operating expenses for the three-month periods ended March 31, 2020 and 2019, by function are as follows:

	2020	2019
Administrative expenses [1]	$259	253
Selling expenses	86	84
Distribution and logistics expenses	361	344

	$706	681

1

All significant R&D activities are executed by several internal areas as part of their daily activities. For the three-month periods ended March 31, 2020 and 2019, total combined expenses of these departments recognized within administrative expenses were $8, for each of the three-month periods.

Depreciation and amortization for the three-month periods ended March 31, 2020 and 2019 are detailed as follows:

	2020	2019
Included in cost of sales	$225	216
Included in administrative, selling and distribution and logistics expenses	48	39

	$273	255

6) OTHER EXPENSES, NET

Other expenses, net for the three-month periods ended March 31, 2020 and 2019, consisted of the following:

	2020	2019
Results from the sale of assets and others, net	$38	30
Incremental costs and expenses associated with the COVID-19 Pandemic [1]	1	—
Restructuring costs	3	18
Impairment losses	—	5

	$42	53

1

Refers to expenses associated with the maintenance of sanitary and containment measures that began in March 2020 as a result of the COVID-19 Pandemic, as well as incremental costs associated with certain operational disruptions related to such pandemic.

7) FINANCIAL EXPENSE, FINANCIAL INCOME AND OTHER ITEMS, NET

7A) FINANCIAL EXPENSE

Consolidated financial expense for the three-month periods ended March 31, 2020 and 2019 of $170 and $189, respectively, includes $19 in 2020 and $20 in 2019, of financial expense arising from financial liabilities related to lease agreements.

7B) FINANCIAL INCOME AND OTHER ITEMS, NET

Financial income and other items, net for the three-month periods ended March 31, 2020 and 2019, are detailed as follows:

	2020	2019
Financial income	$5	4
Effects of amortized cost on assets and liabilities and others, net	(15)	(15)
Foreign exchange results	51	5
Results from financial instruments, net (note 15C)	(27)	8

	$14	2

8) CASH AND CASH EQUIVALENTS

Consolidated cash and cash equivalents as of March 31, 2020 and December 31, 2019, consisted of:

	March 31, 2020	December 31, 2019
Cash and bank accounts	$1,255	547
Fixed-income securities and other cash equivalents	132	241

	$1,387	788

Cash	and cash equivalents – continued

Based on net settlement agreements, as of March 31, 2020 and December 31, 2019 the balance of cash and cash equivalents excludes deposits in margin accounts that guarantee several obligations of CEMEX for $77 and $27, respectively, which are offset against the corresponding CEMEX’s obligations with the counterparties.

9) TRADE ACCOUNTS RECEIVABLE

Consolidated trade accounts receivable as of March 31, 2020 and December 31, 2019, consisted of:

	March 31, 2020	December 31, 2019
Trade accounts receivable	$1,662	1,637
Allowances for expected credit losses	(103)	(116)

	$1,559	1,521

As of March 31, 2020 and December 31, 2019, the balances of this caption include trade accounts receivable of $718 and $682, respectively, that were sold under securitization programs for the sale of trade accounts receivable established in Mexico, the United States, France and the United Kingdom. Under these programs, CEMEX effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, CEMEX retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable; therefore, the amounts received are recognized within “Other financial obligations.” Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any customer, according to the terms of the programs. The portion of the trade accounts receivable sold and maintained as a liability amounted to $560 as of March 31, 2020 and $599 as of December 31, 2019. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $5 and $6 for the three-month periods ended March 31, 2020 and 2019, respectively.

10) INVENTORIES

Consolidated balances of inventories as of March 31, 2020 and December 31, 2019 are summarized as follows:

	March 31, 2020	December 31, 2019
Finished goods	$326	320
Work-in-process	187	195
Raw materials	189	194
Materials and spare parts	232	263
Inventory in transit	37	17

	$971	989

11) OTHER CURRENT ASSETS

As of March 31, 2020 and December 31, 2019, other current assets are mainly comprised of advance payments to vendors.

12) EQUITY ACCOUNTED INVESTEES

As of March 31, 2020 and December 31, 2019, the investments in common shares of associates are as follows:

	Activity	Country	%	March 31, 2020	December 31, 2019
Camcem, S.A. de C.V.	Cement	Mexico	40.1	$225	229
Concrete Supply Co. LLC	Concrete	United States	40.0	74	75
Lehigh White Cement Company	Cement	United States	36.8	65	64
Société d’Exploitation de Carrières	Aggregates	France	50.0	17	17
Société Méridionale de Carrières	Aggregates	France	33.3	16	15
Other companies	—	—	—	81	81

				$478	481

Out of which:
Book value at acquisition date				$327	331
Changes in stockholders’ equity				$151	150

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2020 and December 31, 2019 and for the three-month periods ended

March 31, 2020 and 2019

(Millions of U.S. Dollars)

Equity accounted investees – continued

On March 29, 2019, as part of the sale of the Baltic and Nordic assets to the German building materials group Schwenk, CEMEX sold its 37.8% equity interest in Akmenes Cementas AB.

As part of the corporate reorganization approved on November 13, 2019 and the resulting intragroup mergers, by means of which, CEMEX, S.A.B. de C.V. merged and absorbed Empresas Tolteca de México, S.A. de C.V. and CEMEX, S.A.B. de C.V. merged and absorbed CEMEX México, S.A. de C.V., with effects among the participants beginning December 1, 2019, on March 11, 2020, CEMEX announced that those mergers became effective on February 26, 2020 and March 9, 2020, respectively. As a result of the mergers, which were executed in compliance with CEMEX’s debt agreements and other financial instruments, CEMEX México, S.A. de C.V. and Empresas Tolteca de México, S.A. de C.V. have ceased to guarantee CEMEX’s indebtedness to the extent that they provided guarantees. In addition, shares of CEMEX México, S.A. de C.V. that were pledged or transferred to trustees to benefit certain creditors of CEMEX are no longer part of the collateral (note 15A).

13) PROPERTY, MACHINERY AND EQUIPMENT, NET AND ASSETS FOR THE RIGHT-OF-USE, NET

13A) PROPERTY, MACHINERY AND EQUIPMENT, NET

As of March 31, 2020 and December 31, 2019, consolidated property, machinery and equipment, net consisted of:

	March 31, 2020	December 31, 2019
Land and mineral reserves	$4,454	4,606
Buildings	2,260	2,374
Machinery and equipment	10,993	11,519
Construction in progress	1,044	1,209
Accumulated depreciation and depletion	(8,906)	(9,143)

	$9,845	10,565

13B) ASSETS FOR THE RIGHT-OF-USE, NET

As of March 31, 2020 and December 31, 2019, consolidated assets for the right-of-use, net were related to:

	March 31, 2020	December 31, 2019
Land and mineral reserves	$358	366
Buildings	451	471
Machinery and equipment	1,391	1,428
Accumulated depreciation	(974)	(980)

	$1,226	1,285

14) GOODWILL AND INTANGIBLE ASSETS, NET

As of March 31, 2020 and December 31, 2019, consolidated goodwill and intangible assets are summarized as follows:

	March 31, 2020				December 31, 2019
	Cost	Accumulated amortization	Carrying Amount	Cost	Accumulated amortization	Carrying Amount
Intangible assets of indefinite useful life:
Goodwill	$9,432	—	9,432	$9,562	—	9,562
Intangible assets of definite useful life:
Extraction rights	1,976	(403)	1,573	1,985	(395)	1,590
Industrial property and trademarks	42	(17)	25	42	(18)	24
Customer relationships	196	(196)	—	196	(196)	—
Mining projects	47	(5)	42	48	(5)	43
Others intangible assets	1,025	(663)	362	1,014	(643)	371

	$12,718	(1,284)	11,434	$12,847	(1,257)	11,590

For the three-month periods ended March 31, 2020 and 2019, the amortization of intangible assets of definite useful life was $33 and $30, respectively and were recognized within operating costs and expenses.

15) FINANCIAL INSTRUMENTS

15A) SHORT-TERM AND LONG-TERM DEBT

Consolidated debt by interest rates, currencies and type of instrument are summarized as follows:

	March 31, 2020			December 31, 2019
	Short-term	Long-term	Total	Short-term	Long-term	Total
Floating rate debt	$224	3,918	4,142	$59	2,997	3,056
Fixed rate debt	2	6,284	6,286	3	6,306	6,309

	$226	10,202	10,428	$62	9,303	9,365

Effective rate 1
Floating rate	3.2%	3.8%		4.3%	4.1%
Fixed rate	5.7%	5.5%		5.2%	5.5%

	March 31, 2020				December 31, 2019
Currency	Short-term	Long-term	Total	Effective rate 1	Short-term	Long-term	Total	Effective rate 1
Dollars	$167	7,136	7,303	5.3%	$25	6,144	6,169	5.2%
Euros	5	2,397	2,402	3.1%	3	2,438	2,441	3.1%
Pounds	43	385	428	3.2%	23	433	456	3.2%
Philippine pesos	3	220	223	5.2%	3	221	224	5.2%
Other currencies	8	64	72	5.4%	8	67	75	5.6%

	$226	10,202	10,428		$62	9,303	9,365

1	Represents the weighted-average nominal interest rate of the related debt agreements determined at the end of each period.

March 31, 2020	Short-term	Long-term	December 31, 2019	Short-term	Long-term
Bank loans			Bank loans
Loans in foreign countries, 2020 to 2024	$121	288	Loans in foreign countries, 2020 to 2024	$1	290
Syndicated loans, 2021 to 2024	—	3,832	Syndicated loans, 2021 to 2022	—	2,865

	121	4,120		1	3,155

Notes payable			Notes payable
Medium-term notes, 2024 to 2029	—	6,024	Medium-term notes, 2023 to 2026	—	6,044
Other notes payable, 2021 to 2025	4	159	Other notes payable, 2020 to 2025	6	159

	4	6,183		6	6,203

Total bank loans and notes payable	125	10,303	Total bank loans and notes payable	7	9,358
Current maturities	101	(101)	Current maturities	55	(55)

	$226	10,202		$62	9,303

As of March 31, 2020 and December 31, 2019, discounts, fees and other direct costs incurred in the issuance of CEMEX’s outstanding notes payable and bank loans for $56 and $71, respectively, reduce the balance of notes payable and are amortized to financing expense over the maturity of the related debt instruments under the amortized cost method.

The maturities of consolidated long-term debt as of March 31, 2020, are as follows:

	Bank loans	Notes payable	Total
2021	$613	2	615
2022	2,218	—	2,218
2023	657	1	658
2024	534	1,775	2,309
2025 and thereafter	—	4,402	4,402

	$4,022	6,180	10,202

As of March 31, 2020, CEMEX had $135 available in our committed revolving credit tranche under the 2017 Facilities Agreement. Nonetheless, on April 1, 2020, CEMEX drew down such remaining amount under the committed revolving facility, therefore, CEMEX has drew down the full amount available under the committed revolving credit facility (note 20).

2017 Credit Agreement

On July 19, 2017, the Parent Company and certain subsidiaries entered into the 2017 Credit Agreement for an amount in different currencies equivalent to $4,050 at the origination date. The proceeds were used to refinance in full the $3,680 then outstanding under the former facilities agreements and other debt repayments. All tranches under the 2017 Credit Agreement have substantially the same terms, including a margin over LIBOR or EURIBOR, as applicable, of between 125 to 350 basis points, depending on the consolidated leverage ratio, and share the same guarantors and collateral package as other secured debt obligations of CEMEX.

As part of the April 2, 2019 amendment process to the 2017 Credit Agreement, among other aspects, CEMEX extended $1,060 of maturities by three years and made certain adjustments to its consolidated financial leverage ratio, as described below in the financial covenants section, in connection with the implementation of IFRS 16 and the neutralization of any potential effect from such adoption. In addition, CEMEX delayed the scheduled tightening of the consolidated financial leverage ratio limit by one year. In addition, as a result of the November 4, 2019 amendments, among other aspects, CEMEX negotiated: a) an exclusive amount of up to $500 permitted for share buy-back; b) a new allowance for disposals of non-controlling interests in subsidiaries that are no obligors under the 2017 Credit Agreement of up to $100 per calendar year; c) authorization to implement corporate reorganizations in Mexico, Europe and TCL; and d) modifications to the calculation and limits of the consolidated coverage ratio and the consolidated leverage ratio, as described in the Financial Covenants section below.

The 2017 Credit Agreement requires CEMEX to comply with financial ratios, which mainly include: a) the consolidated ratio of net debt to Operating EBITDA (the “Leverage Ratio”); and b) the consolidated ratio of Operating EBITDA to interest expense (the “Coverage Ratio”). These financial ratios are calculated using the consolidated amounts under IFRS. As mentioned in note 2A, in connection with the adverse economic effects expected from the COVID-19 Pandemic, the possibility of non-compliance with certain financial covenants and in order to avoid an event of default, on April 23, 2020 the Company formally requested its lenders under the 2017 Credit Agreement to modify the financial covenants contained therein. As a result, on May 22, 2020, CEMEX concluded with its lenders under the 2017 Credit Agreement, a request of modifications to its Leverage Ratio and Coverage Ratio, as explained below. With these modifications, CEMEX is confident that it will be in compliance with its financial covenants under the 2017 Credit Agreement in the short-term. In addition, as a result of these modifications, CEMEX accepted to (i) limit the amount of capital expenditures and acquisitions to $1,200 and $250 per year, respectively, as well as limitations on the reinvestment of certain proceeds, including those from asset sales and free cash flow; (ii) limit to $150 the amount of loans allowed to be made to third parties; and (iii) Prohibit share buybacks when the previously reported Leverage Ratio is above 4.50:1. The limitations detailed in (i) and (ii) above will expire after reporting two consecutive Reference Periods with a Leverage Ratio of 5.25:1 or below, at which time the limitations in place prior to effecting the 2020 Credit Agreement Amendments would apply again.

In addition to the restrictions mentioned above, and subject in each case to the permitted negotiated amounts and other exceptions, CEMEX is also subject to a number of negative covenants that, among other things, restrict or limit its ability to incur additional obligations, change its line of business, enter into mergers and enter into speculative derivatives transactions.

As of March 31, 2020 and 2019, CEMEX was in compliance with the applicable limitations and restrictions contained in the 2017 Credit Agreement. CEMEX cannot assure that in the future it will be able to comply with such restrictive covenants and limitations. CEMEX’s failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect CEMEX’s business, liquidity and financial condition.

Financial Covenants

The 2020 Credit Agreement Amendments modified the Leverage and Coverage Ratio limits. CEMEX must comply with for each Reference Period. For the Coverage Ratio, the new limits are: equal or greater than 1.75 times for each Reference Period ending on June 30, 2020 through March 31, 2021; equal or greater than 2.25 times for each Reference Period ending on June 30, 2021 through September 30, 2021; equal or greater than 2.50 times for each Reference Period ending on December 31, 2021 through September 30, 2022; and equal or greater than 2.75 times for each subsequent Reference Period. The new limits for the Leverage Ratio are as follows:

Reference Period	Leverage Ratio
For the period ending on June 30, 2020	< = 6.75
For the period ending on September 30, 2020 up to and including the period ending on March 31, 2021	< = 7.00
For the period ending on June 30, 2021	< = 6.00
For the period ending on September 30, 2021 up to and including the period ending on March 31, 2022	< = 5.75
For the period ending on June 30, 2022 up to and including the period ending on September 30, 2022	< = 5.25
For the period ending on December 31, 2022 up to and including the period ending on March 31, 2023	< = 4.75
For the period ending on June 30, 2023 and each subsequent reference period	< = 4.50

Leverage Ratio: Is calculated by dividing “Funded Debt” by pro forma Operating EBITDA for the last twelve months as of the calculation date, including an adjustment introduced after the adoption of IFRS 16. Funded Debt equals debt, as reported in the statement of financial position, net of cash and cash equivalents, excluding components of liability of convertible subordinated notes, plus lease liabilities, perpetual debentures and guarantees, plus or minus the fair value of derivative financial instruments, as applicable, among other adjustments for business acquisitions or disposals. Before the April 2, 2019 amendments, the calculation of Funded Debt did not include cash and cash equivalents and obligations under lease contracts.

Pro forma Operating EBITDA represents, Operating EBITDA for the last twelve months as of the calculation date, after IFRS 16 effects, plus the portion of Operating EBITDA referring to such twelve-month period of any significant acquisition made in the period before its consolidation in CEMEX, minus Operating EBITDA referring to such twelve-month period of any significant disposal that had already been liquidated.

Coverage ratio: is calculated by dividing pro forma Operating EBITDA by the financial expense for the last twelve months as of the calculation date, both including IFRS 16 effects. Financial expense includes coupons accrued on the perpetual debentures.

For the compliance periods ended as of March 31, 2020 and 2019, under the 2017 Credit Agreement and the 2014 Credit Agreement, as applicable, the main consolidated financial ratios were as follows:

		Consolidated financial ratios
		March 31, 2020 [1]	March 31, 2019 [2]
Leverage ratio	Limit	<= 5.25_	<=_4.75
	Calculation	4.40	3.88

Coverage ratio	Limit	>=2.50	>= 2.50
	Calculation	3.87	4.28

1	Refers to the compliance limits and calculations that were effective according to the outstanding conditions on that date, before the May 22, 2020 amendments.
2

Refers to the compliance limits and calculations that were effective according to the outstanding conditions on such dates, before the May 22, 2020 amendments, the April 2, 2019 amendments, the November 4, 2019 amendments.

CEMEX’s ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets.

15B) OTHER FINANCIAL OBLIGATIONS

Other financial obligations in the condensed consolidated statement of financial position are detailed as follows:

	March 31, 2020			December 31, 2019
	Short-term	Long-term	Total	Short-term	Long-term	Total
I. Lease liabilities	$280	971	1,251	$262	1,044	1,306
II. Liabilities secured with accounts receivable	560	—	560	599	—	599
III. Convertible subordinated notes due 2020	—	—	—	520	—	520

	$840	971	1,811	$1,381	1,044	2,425

I. Lease liabilities

CEMEX has several operating and administrative assets under lease contracts (note 13B). As mentioned in note 3A, beginning January 1, 2019, CEMEX applied IFRS 16 using the full retrospective approach. CEMEX applies the recognition exemption for short-term leases and leases of low-value assets.

II. Liabilities secured with accounts receivable

As mentioned in note 9, as of March 31, 2020 and December 31, 2019, in connection with CEMEX’s sale of trade accounts receivable under securitization programs and/or factoring programs with recourse, the funded amounts of such receivables sold are recognized in “Other financial obligations” in the condensed consolidated statement of financial position.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2020 and December 31, 2019 and for the three-month periods ended

March 31, 2020 and 2019

(Millions of U.S. Dollars)

III. Optional convertible subordinated notes due 2020

During 2015, the Parent Company issued $521 aggregate principal amount of 3.72% optional convertible subordinated notes due in March 2020 (the “2020 Convertible Notes”) as a result of exchanges or settlements of other convertible notes. The 2020 Convertible Notes, which are subordinated to all of CEMEX’s liabilities and commitments, are convertible into a fixed number of the Parent Company’s ADSs at any time at the holder’s election and are subject to antidilution adjustments. The value of the conversion option as of the issuance date which amounted to $12 was recognized in other equity reserves. As of December 31, 2019, the conversion price per ADS for the 2020 Convertible Notes was $10.73 dollars. After antidilution adjustments, the conversion rate for the 2020 Convertible Notes as of December 31, 2019 was 93.2334 ADS per each 1 thousand dollars principal amount of such notes. On March 13, 2020, CEMEX paid $521 as full settlement of the aggregate outstanding amount of the 2020 Convertible Notes which matured on March 15, 2020 with a minimal conversion of ADS.

15C) DERIVATIVE FINANCIAL INSTRUMENTS

During the reported periods, in compliance with the guidelines established by its Risk Management Committee and the restrictions set forth by its debt agreements and its hedging strategy, CEMEX held derivative instruments, with the objective of, as the case may be of: a) changing the risk profile or fixed the price of fuels and electric energy; b) foreign exchange hedging; c) hedge of forecasted transactions; and d) other corporate purposes. The notional amounts and fair values of CEMEX’s derivative instruments are as follows:

		March 31, 2020		December 31, 2019
	(U.S. dollars millions)	Notional amount	Fair value	Notional amount	Fair value
I.	Net investment hedge	$794	124	1,154	(67)
II.	Interest rate swaps	1,000	(64)	1,000	(35)
III.	Equity forwards on third-party shares	72	3	74	1
IV.	Foreign Exchange Forward Contracts	186	6	–	–
V.	Fuels price hedging	185	(27)	96	1

		$2,237	42	2,324	(100)

The caption “Financial income and other items, net” includes gains and losses related to the recognition of changes in fair values of derivative instruments during the applicable period which, for the three-month period ended March 31, 2020 and 2019, represented a net loss of $27 and gains of $8, respectively.

I. Net investment hedge

As of March 31, 2020 and December 31, 2019, CEMEX held Dollar/Mexican Peso foreign exchange forward contracts under a program that started in February 2017 for around $1,250 million, where Mexican Pesos are sold and bought forward dollars with tenors of up to 24 months. During the first quarter of 2020 and as a result of the scheduled maturity of transactions, as well as adjustments made, the notional and the tenor of the program have decreased. For accounting purposes under IFRS, CEMEX has designated this program as a hedge of CEMEX’s net investment in Mexican Pesos, pursuant to which changes in fair market value of these instruments are recognized as part of other comprehensive income in equity. For the three-month period ended March 31, 2020 and 2019, these contracts generated gains of $182 and losses of $37, respectively.

II. Interest rate swaps

As of March 31, 2020 and December 31, 2019, CEMEX held interest rate swaps for a notional amount of $1,000 the fair value of which represented a liability of $64 and $35, respectively, negotiated in June 2018 to fix interest payments of existing bank loans bearing floating rates. The contracts mature in June 2023. For accounting purposes under IFRS, CEMEX designated for accounting purposes these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently recognized through financial expense as interest expense on the related bank loans is accrued. For the three-month period ended March 31, 2020 and 2019, changes in fair value of these contracts generated losses of $33 and $10, respectively, recognized as part of other comprehensive income in equity.

As of March 31, 2019, CEMEX had an interest rate swap associated with an agreement entered by CEMEX for the acquisition of electric energy in Mexico, the fair value of which represented an asset of $12. Changes in the fair value of this interest rate swap generated, for the three-month period ended March 31, 2019, gains of $1. During November 2019, CEMEX, S.A.B. de C.V. unwound and settled such interest rate swap.

III. Equity forwards on third party shares

As of March 31, 2020 and 2019, CEMEX maintained equity forward contracts with cash settlement in March 2021 and March 2020, respectively, over the price of 13.6 million shares of GCC in March 2020 and 20.9 million in 2019, in connection with the sale of CEMEX’s remaining GCC shares in September 2017. Changes in the fair value of these instruments and early settlement effects generated, for the three-month period ended March 31, 2020 and 2019, losses of $33 and gains of $8, respectively, recognized within “Financial income and other items, net” in the income statement.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2020 and December 31, 2019 and for the three-month periods ended

March 31, 2020 and 2019

(Millions of U.S. Dollars)

IV. Foreign Exchange Forward Contracts

As of March 31, 2020, in connection with the firm commitment for the sale of assets in the United Kingdom disclosed in note 4A, the Company entered into British Pound/Euro foreign exchange forward contracts, in which British Pounds are sold and Euros are bought. As of March 31, 2020, CEMEX held British Pound/Euro foreign exchange forward contracts maturing on April 30, 2020, for a notional amount of $186. Changes in the fair value of these instruments, for the three-month period ended March 31, 2020, generated gains of $6, recognized within “Financial income and other items, net” in the income statement.

V. Fuels price hedging

As of March 31, 2020 and 2019, CEMEX maintained in several operations derivative contracts negotiated to hedge the price of certain fuels, including diesel, gas and coal, as solid fuel. By means of these contracts, for its own consumption only, CEMEX fixed the price of these fuels over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel, gas or coal consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are assigned/allocated to operating expenses as the related fuel volumes are consumed. For the three-month periods ended March 31, 2020 and 2019, changes in fair value of these contracts recognized in other comprehensive income represented losses of $28 and gains of $14, respectively.

15D) FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities

The book values of cash, trade receivables, other accounts receivable, trade payables, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the revolving nature of these financial assets and liabilities in the short-term. The estimated fair value of CEMEX’s long-term debt is level 2 and is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available to CEMEX.

The fair values determined by CEMEX for its derivative financial instruments are level 2. There is no direct measure for the risk of CEMEX or its counterparties in connection with such instruments. Therefore, the risk factors applied for CEMEX’s assets and liabilities originated by the valuation of such derivatives were extrapolated from publicly available risk discounts for other public debt instruments of CEMEX or of its counterparties.

The estimated fair value of derivative instruments fluctuates over time and is determined by measuring the effect of future relevant economic variables according to the yield curves shown in the market as of the reporting date. These values should be analyzed in relation to the fair values of the underlying transactions and as part of CEMEX’s overall exposure to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not represent amounts of cash exchanged by the parties, and consequently, there is no direct measure of CEMEX’s exposure to the use of these derivatives. The amounts exchanged are determined on the basis of the notional amounts and other terms included in the derivative instruments.

As of March 31, 2020 and December 31, 2019, the carrying amounts and fair values of CEMEX’s financial assets and liabilities were as follows:

	March 31, 2020		December 31, 2019
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Derivative financial instruments (note 15C)	$22	22	$2	2
Other investments and non-current accounts receivable	208	208	234	234

	$230	230	$236	236

Financial liabilities
Long-term debt (note 15A)	$10,202	9,248	$9,303	9,711
Other financial obligations (note 15B)	971	723	1,044	1,071
Derivative financial instruments (note 15C)	71	71	46	46

	$11,244	10,042	$10,393	10,828

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2020 and December 31, 2019 and for the three-month periods ended

March 31, 2020 and 2019

(Millions of U.S. Dollars)

As of March 31, 2020, CEMEX’s consolidated net monetary assets (liabilities) by currency are as follows:

March 31, 2020
Monetary assets	$4,012
Monetary liabilities	(17,617)

Net monetary assets (liabilities)	$(13,605)

Out of which:
Dollars	$(8,227)
Pesos	(481)
Euros	(3,104)
Pounds	(743)
Other currencies	(1,050)

$(13,605)

15E) RISK MANAGEMENT

Liquidity risk

Liquidity risk is the risk that CEMEX would not have sufficient funds available to meet its obligations. In addition to cash flows provided by its operating activities and borrowings under credit facilities and other sources as mentioned in note 2, in order to meet CEMEX’s overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, CEMEX relies on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, proceeds of debt and equity offerings, and proceeds from asset sales. CEMEX is exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which it operates, any one of which may materially affect CEMEX’s results and reduce cash from operations.

16) OTHER CURRENT LIABILITIES

As of March 31, 2020 and December 31, 2019, consolidated other current accounts payable and accrued expenses were as follows:

	March 31, 2020	December 31, 2019
Provisions [1]	$585	558
Interest payable	108	88
Other accounts payable and accrued expenses	262	313
Contract liabilities with customers [2]	147	225

	$1,102	1,184

1

Current provisions primarily consist of accrued employee benefits, insurance payments, accruals for legal assessments and others. These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months.

2	As of March 31, 2020 and December 31, 2019, the caption contract liabilities with customers, includes advances from customers for $113 and $184, respectively.

17) INCOME TAXES

17A) INCOME TAXES FOR THE PERIOD

Consolidated income tax expense is recognized based on Management’s best estimate of the weighted average annual effective income tax rate expected for the full year applied to the income before income tax for the three-month periods ended March 31, 2020 and March 31, 2019, respectively, and adjusted for the tax effect of certain items recognized in full in the interim period.

	2020	2019
Current income tax expense	$30	37
Deferred income tax expense	20	25

	$50	62

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2020 and December 31, 2019 and for the three-month periods ended

March 31, 2020 and 2019

(Millions of U.S. Dollars)

17B) TAX PROCEEDINGS

CEMEX is involved in several ongoing tax proceedings which have not required the recognition of accruals since the Company does not consider probable an adverse resolution considering the evidence at its disposal. Nonetheless, the Company cannot assure to obtain favorable resolutions in each case. The most significant development as of March 31, 2020 in comparison with December 31, 2019 is as follows:

On January 8, 2020, in connection with a tax proceeding related to the year 2012 in Colombia for amounts in Colombian Pesos equivalent to approximately $31 of income tax and $31 of penalty, CEMEX Colombia was notified of the resolution that concludes the reconsideration request in which, the Tax Authority confirmed the official settlement in all respects. CEMEX Colombia has a period of fourth months to appeal this resolution before the administrative courts. Notwithstanding this resolution, in this stage of the proceeding, CEMEX considers that an adverse resolution in this proceeding after conclusion of all available defense procedures is not probable, however, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding; but if adversely resolved, CEMEX believes this proceeding could have a material adverse impact on its operating results, liquidity or financial position.

18) STOCKHOLDERS’ EQUITY

18A) COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of March 31, 2020 and December 31, 2019 the breakdown of common stock and additional paid-in capital was as follows:

	March 31, 2020	December 31, 2019
Common stock	$318	318
Additional paid-in capital	10,060	10,106

	$10,378	10,424

On March 26, 2020, stockholders at the annual ordinary shareholders’ meeting approved: (i) setting the amount of $500 million or its equivalent in Mexican Pesos as the maximum amount of resources that through fiscal year 2020, and until the next ordinary general shareholders’ meeting of CEMEX, S.A.B. de C.V. is held, CEMEX, S.A.B. de C.V. may use for the acquisition of its own shares or securities that represent such shares; and (ii) the cancellation of shares of repurchased during the 2019 fiscal year and the remained in CEMEX, S.A.B. de C.V.’s treasury after the maturities of the November 2019 Mandatory Convertible Notes and the 3.72% Convertible Notes, except for the minimal conversion. On April 8, 2020, CEMEX announced that, to enhance its liquidity, CEMEX suspended the share repurchase program for the remainder of 2020 (note 2A).

On March 28, 2019, stockholders at the annual ordinary shareholders’ meeting approved: (i) a cash dividend of $150. The dividend was paid in two installments, the first installment, for half of the dividend was paid on June 17, 2019 at the rate of $0.001663 per share and the second installment for the remainder of the dividend was paid on December 17, 2019 at the rate of $0.001654 per share; (ii) the acquisition of own shares of up to $500 or its equivalent in Mexican pesos, as the maximum amount of resources that through fiscal year 2019, and until the next ordinary annual shareholder’s meeting is held, CEMEX may be used for the acquisition of its own shares or securities that represent such shares; (iii) a decrease of CEMEX’s share capital, in its variable part for the amount in pesos equivalent to $0.2826, through the cancellation of approximately 2 billion ordinary, registered and without par-value, treasury shares; (iv) a decrease of CEMEX’s share capital, in its variable part for the amount in pesos equivalent to $0.0670 by the cancellation of approximately 461 million ordinary, registered and without par-value, treasury shares; (v) the increase of CEMEX’s share capital in its variable part for the amount $22 thousands, through the issuance of 150 million ordinary shares. The subscription of shares representing the capital increase was made at a theoretical value of $0.000143 dollars per share, and if applicable plus a premium defined by the Board of Directors. In connection with the decrease of CEMEX’s share capital, in its variable part, these CPOs were cancelled by resolution of the ordinary shareholders’ meeting on March 28, 2019 for a total amount of $75. Until December 31, 2019, under the 2019 repurchase program, CEMEX has repurchased 157.7 million CEMEX CPOs, at a weighted-average price in pesos equivalent to $0.3164 dollars per CPO. The total amount of these CPO repurchases, excluding value-added tax, was $50.

In connection with the 2019 share repurchase program described above, from March 10, 2020 to March 24, 2020, CEMEX, S.A.B. de C.V. repurchased 378.2 million CEMEX CPOs, at a weighted-average price of 5.01 pesos per CPO, which was equivalent to $83.2, excluding value-added tax.

18B) NON-CONTROLLING INTEREST AND PERPETUAL DEBENTURES

Non-controlling interest

Non-controlling interest represents the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. As of March 31, 2020 and December 31, 2019 non-controlling interest in equity amounted to $1,391 and $1,503, respectively.

On March 4, 2020, pursuant to CHP’s share rights offering, CEMEX informed that, an indirect subsidiary of CEMEX, increased its interest in CHP, from 66.78% to 75.66% after giving effect to the mentioned share rights offerings.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2020 and December 31, 2019 and for the three-month periods ended

March 31, 2020 and 2019

(Millions of U.S. Dollars)

Perpetual debentures

As of March 31, 2020 and December 31, 2019, the balances of the non-controlling interest included $441 and $443, respectively, representing the notional amounts of perpetual debentures. Interest expense on the perpetual debentures, which is accrued based on the principal amount, was included within “Other equity reserves” and represented expenses of $7 for each of the three-month period ended March 31, 2020 and March 31, 2019.

19) LEGAL PROCEEDINGS

19A) PROVISIONS RESULTING FROM LEGAL PROCEEDINGS

CEMEX is involved in various significant legal proceedings as well as investigations, the resolutions of which may result in the incurrence of losses and/or cash outflows or the delivery of other resources owned by CEMEX. As a result, certain provisions and/or losses have been recognized in the financial statements, representing the best estimate of cash outflows. Therefore, CEMEX believes that it will not make significant expenditure or incur significant losses in excess of the amounts recorded. As of March 31, 2020, there has not been any notable change in respect to December 31, 2019 in connection with the most significant proceedings.

19B) CONTINGENCIES FROM LEGAL PROCEEDINGS

CEMEX is involved in various legal proceedings, which have not required the recognition of accruals, considering that the probability of loss is less than probable. Nonetheless, until all stages in the procedures are exhausted in each proceeding, CEMEX cannot assure the achievement of a final favorable resolution. The most significant development as of March 31, 2020 in comparison with December 31, 2019 is as follows:

In connection with the putative securities class action complaint filed in the U.S. District Court for the Southern District of New York on March 16, 2018, as amended on August 1, 2019, on February 11, 2020, the aforementioned complaint was dismissed and has concluded as a result of the plaintiffs’ agreement of not appealing the resolution.

20) SUBSEQUENT EVENTS

In connection with note 2A, in order to mitigate short-term liquidity risks to the Company, on April 1, 2020, CEMEX drew down $135 under the committed revolving facility, which consist of the full amount available under the committed revolving credit facility. Additionally, as of May 20, 2020, CEMEX has drawn down $386 in uncommitted short-term credit facilities.